

RECEIVED
2006 JAN 30 P 5:01
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Westfield House
26 Westfield Road
Edinburgh EH11 2QB
United Kingdom

t : +44 (0)131 272 7000
f : +44 (0)131 272 7001
e : sales@wolfsonmicro.com
www.wolfsonmicro.com

FILE NO. 82-34753

January 27th, 2006


06010559

VIA COURIER

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Re: **FILE NO. 82-34753**
Wolfson Microelectronics plc (the "Company")
Supplemental Submission Pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

We are submitting the information indicated on Schedule I pursuant to the Company's exemption from the registration requirements of the Securities Exchange Act of 1934 under Rule 12g3-2(b) thereunder. The Company's counsel received an acknowledgement postmarked November 24, 2003, from the staff of the Commission confirming receipt of the Company's initial submission.

The information listed on Schedule I and submitted herewith is information that may be material to investors that the Company:

1. has made or is required to make public pursuant to the laws of Scotland;
2. has filed or is required to file with the United Kingdom Listing Authority ("UKLA") or the London Stock Exchange and which was made public by the UKLA or the London Stock Exchange; and
3. has distributed or is required to distribute to the holders of the Company's securities.

Pursuant to Rule 12g3-2(b)(1)(i) under the Exchange Act, we are enclosing one (1) copy of each of the documents described on Schedule I. This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or require any additional information please contact either the undersigned at the Company on 011-44-131-272-7428 or Timothy Corbett, of Wilmer Cutler Pickering Hale and Dorr LLP (our external legal counsel) at 011-44-20-7645-2509.

Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it in the enclosed envelope to Timothy Corbett, Wilmer Cutler Pickering Hale and Dorr LLP, 60 State Street, Boston, MA 02109.

PROCESSED
FEB 01 2006
THOMSON
FINANCIAL



Westfield House
26 Westfield Road
Edinburgh EH11 2QB
United Kingdom

t : +44 (0)131 272 7000
f : +44 (0)131 272 7001
e : sales@wolfsonmicro.com
www.wolfsonmicro.com

Yours faithfully

Fiona Murdoch
Internal Legal Adviser

Enclosures

SCHEDULE I
WOLFSON MICROELECTRONICS PLC

Supplemental Information Submitted Pursuant to Rule 12g3-2(b)(i)

1. Information notified to the Regulatory Information Service between Dec 22nd and Jan 26th (inclusive)

- Notification of transactions of directors/persons discharging managerial responsibility and connected persons
- Notice of preliminary results
- Notice of extraordinary general meeting
- Announcement relating extraordinary general meeting
- Updated notice of extraordinary general meeting
- Various section 198 notifications

2. Documents filed with Registrar of Companies for Scotland

None during the period

3. Documents submitted to the FSA

- Notice of extraordinary general meeting and circular dated 9 January 2005
- Draft rules relating to proposed performance share plan and Executive Shared Ownership Scheme relating to notice dated 9 January 2006
- Revised Notice of extraordinary general meeting and circular dated 16 January 2006
- Draft rules relating to proposed performance share plan and Executive Shared Ownership Scheme relating to notice dated 16 January 2006

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2006 JAN 30 P 5:01

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Notice of Results
Released	07:00 06-Jan-06
Number	5419W

wolfson microelectronics

RNS Number:5419W
Wolfson Microelectronics PLC
06 January 2006

6 January 2006

Wolfson Microelectronics plc

Notification of Preliminary Results

The Directors of Wolfson Microelectronics plc (LSE: WLF) will be announcing the Group's results for the year to 31 December 2005 on Wednesday 1 February 2006.

David Milne, Chief Executive Officer and George Elliott, Chief Financial Officer will be hosting a presentation on the day at 0900 to analysts at JP Morgan Cazenove Auditorium, 1st Floor, 20 Moorgate, London EC2R 6DA. There will be a live audio webcast of the presentation on the day, which can be accessed from www.wolfsonmicro.com/investor.

Enquiries:

Corfin Communications
Harry Chathli, Neil Thapar 020 7929 8989

This information is provided by RNS
The company news service from the London Stock Exchange

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wolfson microelectronics

Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Section 198 Notification
Released	07:00 23-Dec-05
Number	1515W

RNS Number:1515W
Wolfson Microelectronics PLC
23 December 2005

WOLFSON PRESS ANNOUNCEMENT OF S.198 NOTIFICATION

Wolfson Microelectronics plc (the "Company")
23rd December 2005

Section 198 Notification

Pursuant to section 198 of the Companies Act 1985, the Company was notified on 22nd December 2005 by UBS AG, acting through its business group and legal entities, that, as of 20th December 2005, it no longer has a notifiable interest in the Company.

This information is provided by RNS
The company news service from the London Stock Exchange

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wolfson microelectronics

Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Notice of EGM
Released	10:00 09-Jan-06
Number	6220W

RNS Number:6220W
Wolfson Microelectronics PLC
09 January 2006

9 January 2006

Wolfson Microelectronics plc

Notice of Extraordinary General Meeting

Wolfson Microelectronics plc announces that an Extraordinary General Meeting of the Company will be held at 11.00 am on Thursday 26 January 2006, at Westfield House, 26 Westfield Road, Edinburgh EH11 2QB.

Formal notices of the Extraordinary General Meeting are being posted today.

Also, copies of the notice have been submitted to the UK Listing Authority and will shortly be available for inspection at the Document Viewing Facility of The Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS.

- ENDS -

Enquiries:

Fiona Murdoch 0131 272 7000

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Section 198 Notification
Released	11:30 10-Jan-06
Number	7035W

RNS Number:7035W
Wolfson Microelectronics PLC
10 January 2006

WOLFSON PRESS ANNOUNCEMENT OF S.198 NOTIFICATION

Wolfson Microelectronics plc (the "Company")
10 January 2006

Section 198 Notification

The Company was notified on 9 January 2006 by Fidelity Investments on behalf of FMR Corp. ("FMR"') and its direct and indirect subsidiaries (which includes Fidelity Management & Research Company ("FMRCO") and Fidelity Management Trust Company ("FMTC")) and on behalf of Fidelity International Limited ("FIL") and its direct and indirect subsidiaries (which includes Fidelity Investment Services Ltd ("FISL") and Fidelity Pension Management ("FPM")), pursuant to Section 198 Companies Act 1985 that its interest in the Company is 13,050,407 ordinary shares in the Company ("Shares"), representing 11.6% of the issued share capital of the Company. In addition, this notifiable interest also comprises that of Edward C Johnson 3rd, a principal shareholder of FMR and FIL. The holding is registered as follows:

Nominee/Registered Name	Management Company	Shares Held
Bank of New York Brussels	FIL	78,400
Brown Bros Harrimn Ltd Lux	FIL	292,435
National Astl Bk Melbourne	FIL	37,000
JP Morgan, Bournemouth	FIL	5,000
JP Morgan, Bournemouth	FISL	5,703,802
Brown Bros Harrimn & Co	FMRCO	2,000,000
Mellon Bank N.A.	FMRCO	685,250
State Street Bank and Tr Co	FMRCO	150,000
Bank of New York Brussels	FPM	583,400
Bank of New York Europe Ldn	FPM	73,200
Bankers Trust London	FPM	155,400
Citibank London	FPM	71,400
Clydesdale Bank plc	FPM	47,400
HSBC Bank plc	FPM	88,400
JP Morgan, Bournemouth	FPM	578,000
Mellon Bank	FPM	335,100
Midland Securities Services	FPM	70,100
Northern Trust London	FPM	1,284,731
State Str Bk and Tr Co Ldn	FPM	811,389
Total Ordinary Shares		13,050,407

This information is provided by RNS

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Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Section 198 Notification
Released	16:00 10-Jan-06
Number	7254W

wolfson microelectronics

RNS Number:7254W
Wolfson Microelectronics PLC
10 January 2006

WOLFSON PRESS ANNOUNCEMENT OF S.198 NOTIFICATION

Wolfson Microelectronics plc (the "Company")
10th January 2006

Section 198 Notification

The Company was notified on 10th January 2006 pursuant to section 198 Companies Act 1985 by Barclays PLC that, as of 6th January 2006, it no longer has a notifiable interest in the Company.

This information is provided by RNS
The company news service from the London Stock Exchange

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wolfson microelectronics

Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Notice of EGM
Released	17:30 12-Jan-06
Number	8774W

RNS Number:8774W
Wolfson Microelectronics PLC
12 January 2006

12 January 2006

Wolfson Microelectronics plc

Announcement relating to Extraordinary General Meeting

It has today come to the attention of Wolfson Microelectronics plc that, due to a printer's error, some of the notices convening an Extraordinary General Meeting of the Company at 11.00 a.m. on Thursday 26 January 2006 were not properly posted.

As a result, the Company announces that the Extraordinary General Meeting will be postponed until 16 February 2006 at 11.00 a.m. at Westfield House, 26 Westfield Road, Edinburgh EH11 2QB. The purpose of the meeting is to seek approval of two new executive share incentive plans.

Revised notices will be posted shortly.

Enquiries:

Fiona Murdoch 0131 272 7000

This information is provided by RNS
The company news service from the London Stock Exchange

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wolfson microelectronics

Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Section 198 Notification
Released	14:30 13-Jan-06
Number	9248W

RNS Number:9248W
Wolfson Microelectronics PLC
13 January 2006

WOLFSON PRESS ANNOUNCEMENT OF S.198 NOTIFICATION

Wolfson Microelectronics plc (the "Company")
13 January 2006

Section 198 Notification

The Company was notified on 13 January 2006 by Fidelity Investments on behalf of FMR Corp.("FMR") and its direct and indirect subsidiaries (which includes Fidelity Management & Research Company ("FMRCO") and Fidelity Management Trust Company ("FMTC") and on behalf of Fidelity International Limited ("FIL") and its direct and indirect subsidiaries (which includes Fidelity Investment Services Ltd ("FISL") and Fidelity Pension Management ("FPM"), pursuant to Section 198 Companies Act 1985 that its interest in the Company is 8,825,783 ordinary shares in the Company ("Shares"), representing 7.85% of the issued share capital of the Company. In addition, this notifiable interest also comprises that of Edward C Johnson 3rd, a principal shareholder of FMR and FIL.

The holding is registered as follows:

Nominee/Registered Name	Management Company	Shares Held
Bank of New York Brussels	FIL	78,400
Brown Bros Harrimn Ltd Lux	FIL	292,435
National Astl Bk Melbourne	FIL	37,000
JP Morgan, Bournemouth	FIL	95,400
JP Morgan, Bournemouth	FISL	3,423,659
Brown Bros Harrimn & Co	FMRCO	2,000,000
State Street Bank and Tr Co	FMRCO	150,000
Bank of New York Brussels	FPM	460,300
Bank of New York Europe Ldn	FPM	45,400
Bankers Trust London	FPM	155,400
Citibank London	FPM	39,700
Clydesdale Bank plc	FPM	47,400
JP Morgan, Bournemouth	FPM	305,600
Mellon Bank	FPM	325,500
Midland Securities Services	FPM	70,100
Northern Trust London	FPM	906,200
State Str Bk and Tr Co Ldn	FPM	393,289
Total Ordinary Shares		8,825,783

This information is provided by RNS
The company news service from the London Stock Exchange

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wolfson microelectronics

Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Updated Notice of EGM
Released	17:01 16-Jan-06
Number	0071X

RNS Number:0071X
Wolfson Microelectronics PLC
16 January 2006

16 January 2006

Wolfson Microelectronics plc

Notice of Extraordinary General Meeting

Further to the announcement made on 12 January 2006, Wolfson Microelectronics plc confirms that formal notices have been issued today convening an Extraordinary General Meeting of the Company at 11.00 am on Thursday 16 February 2006, at Westfield House, 26 Westfield Road, Edinburgh EH11 2QB.

Copies of the notice have been submitted to the UK Listing Authority and will shortly be available for inspection at the Document Viewing Facility of The Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS.

Enquiries:

Fiona Murdoch 0131 272 7000

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Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Section 198 Notification
Released	10:00 16-Jan-06
Number	9585W

RNS Number:9585W
Wolfson Microelectronics PLC
16 January 2006

WOLFSON PRESS ANNOUNCEMENT OF S.198 NOTIFICATION

Wolfson Microelectronics plc (the "Company")
16th January 2006

Section 198 Notification

The Company was notified on 13th January 2006 pursuant to section 198 Companies Act 1985 by The Goldman Sachs Group, Inc. ("GS Inc") that, on 11th January 2006, GS Inc was interested, by attribution only, in 3,455,885 ordinary shares of the Company, representing 3.07% of the issued share capital of the Company.

Of these 3,455,885 shares:

(a) The interest in 2,033,579 shares arose from an interest held by Goldman, Sachs & Co., a wholly-owned direct subsidiary of GS Inc, acting as custodian for its customers. These shares are, or will be, registered in the name of Goldman Sachs Securities (Nominees), Limited.

(b) The interest in 1,422,306 shares arose from a beneficial interested held by Goldman Sachs International, a wholly-owned indirect subsidiary of GS Inc. These shares are, or will be, registered at CREST in account CREPTEMP.

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Section 198 Notification
Released	16:28 23-Jan-06
Number	3223X

wolfson microelectronics

RNS Number:3223X
Wolfson Microelectronics PLC
23 January 2006

WOLFSON PRESS ANNOUNCEMENT OF S.198 NOTIFICATION

Wolfson Microelectronics plc (the "Company")
23 January 2006

Section 198 Notification

The Company was notified on 23 January 2006 by Fidelity Investments on behalf of FMR Corp. ("FMR"') and its direct and indirect subsidiaries (which includes Fidelity Management & Research Company ("FMRCO") and Fidelity Management Trust Company ("FMTC")) and on behalf of Fidelity International Limited ("FIL") and its direct and indirect subsidiaries (which includes Fidelity Investment Services Ltd ("FISL") and Fidelity Pension Management ("FPM")), pursuant to Section 198 Companies Act 1985 that its interest in the Company is 7,195,526 ordinary shares in the Company ("Shares"), representing 6.4% of the issued share capital of the Company. In addition, this notifiable interest also comprises that of Edward C Johnson 3rd, a principal shareholder of FMR and FIL. The holding is registered as follows:

Nominee/Registered Name	Management Company	Shares Held
Bank of New York Brussels	FIL	78,400
Brown Bros Harrimn Ltd Lux	FIL	292,435
National Astl Bk Melbourne	FIL	37,000
JP Morgan, Bournemouth	FIL	113,500
JP Morgan, Bournemouth	FISL	1,775,302
Brown Bros Harrimn & Co	FMRCO	2,000,000
State Street Bank and Tr Co	FMRCO	150,000
Bank of New York Brussels	FPM	460,300
Bank of New York Europe Ldn	FPM	45,400
Bankers Trust London	FPM	155,400
Citibank London	FPM	39,700
Clydesdale Bank plc	FPM	47,400
JP Morgan, Bournemouth	FPM	305,600
Mellon Bank	FPM	325,500
Midland Securities Services	FPM	70,100
Northern Trust London	FPM	906,200
State Str Bk and Tr Co Ldn	FPM	393,289
Total Ordinary Shares		7,195,526

END

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THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

If you are in any doubt as to the action you should take, you should immediately consult your stockbroker, bank manager, solicitor, accountant or other independent professional adviser duly authorised under the Financial Services and Markets Act 2000 or, if you are resident outside the United Kingdom, another appropriately qualified independent financial adviser.

If you have sold or otherwise transferred all of your shares, you should send this document to the purchaser or transferee or to the stockbroker, bank or other agent through or to whom the sale or transfer was effected for transmission to the purchaser or transferee.

Wolfson Microelectronics plc

(incorporated in Scotland with Registered No. SC089839)

Directors:

David John Carey*
Chairman

Alastair David Milne
Chief Executive Officer and Managing Director

James Robert Craig Reid
Chief Technical Officer and Business Development Director

George Reginald Elliott
Chief Financial Officer and Finance Director

John Martin Urwin
Operations Director

Barry Michael Rose*

Ross King Graham*

Robert Laurence Eckelmann*

**non-executive*

Registered office:

Westfield House
26 Westfield Road
Edinburgh
EH11 2QB

9th January 2006

To the holders of ordinary shares

Dear Shareholder

PROPOSED SENIOR EXECUTIVE SHARE INCENTIVE PLANS

With this letter, you will receive notice of an Extraordinary General Meeting of the Company, to be held on 26th January 2006 at Westfield House, 26 Westfield Road, Edinburgh EH11 2QB at 11.00 am for the purpose of seeking your approval of two new executive share incentive plans: the Wolfson Microelectronics 2006 Performance Share Plan (**"the PSP"**) and the Wolfson Microelectronics 2006 Executive Shared Ownership Plan (**"the ExSOP"**), together referred to as **"the New Plans"**.

The Company's existing long-term share incentive scheme is a traditional share option plan under which the aggregate market value of shares over which options may be granted to executive directors and certain other senior executives each year is normally limited to 100 per cent of salary. The price payable on exercise is equal to the market value of the option shares at the time of grant. Options granted under this scheme vest after 3 years only if and insofar as performance targets relating to growth in earnings per share have been met and are then exercisable between 3 and 10 years from grant. Options granted to employees other than executive directors and those senior executives vest as to 25 per cent of the option shares on the first anniversary of the date of grant and thereafter in equal tranches on a monthly basis over a further 3 years, but are not otherwise performance-linked. Details of share options outstanding, and of options granted to executive directors, are set out in the 2004 Annual Report and Accounts.

Participants in such a share option scheme benefit only from growth in value of the option shares. The number of shares required to be put under options to afford meaningful incentives can result in the Company incurring significant costs and accounting charges and can use up unnecessarily large amounts of headroom under the limits on the issue of new shares. Accordingly, the Remuneration Committee comprising only non-executive directors ("the Committee"), having taken advice from Pinsent Masons, has concluded that it would be more appropriate for future long-term incentives for executive directors and senior executives to be in the form of a combination of deferred 'free' share awards under the proposed new PSP, and growth-based awards under the ExSOP, a shared-ownership plan. Under the PSP, participants may, if performance targets are met, derive the whole value of a given number of shares, not merely the growth in value of such shares. Under the ExSOP, a participant may, if performance targets are met, derive the growth in value of the award shares (less the cost of funding the initial acquisition of those shares) and in a manner which is expected to reduce significantly the costs and accounting charges associated with such benefits. If the New Plans are approved, there is no intention of making further grants of 'market value' share options to any executive to whom awards are made under the New Plans in any year other than in exceptional circumstances.

The principal terms of the New Plans are described in the Appendix to this letter.

Performance targets

The performance targets proposed to be set in relation to awards under the PSP will relate to growth in revenues over a fixed 3-year period, with a net margin underpin.

The performance targets proposed to be set in relation to awards under the ExSOP will allow participants to benefit from future growth in share value if and to the extent that appropriately demanding target levels of growth in earnings per share are met. In 2006 it is proposed that these targets be set at the same levels as used in the present share option plan.

Details of the performance targets proposed to be set in relation to awards made in 2006 are set out in the Appendix.

The Committee will review the operation of the New Plans and the targets to be set each year to ensure that they are appropriately demanding and will ensure an alignment of the interests of both participants and shareholders.

The rationale for having different performance measures for PSP and ExSOP relates to the different objectives of each scheme. The primary purpose of the PSP is to retain and motivate key executives. PSP criteria should therefore be effective independently of the share price. ExSOP on the other hand is to reward the executive for a strong performance by the Company.

Limits on individual participation

The Committee presently intends that in 2006 incentive awards for the senior management team (executive directors and the (currently) seven most senior executives) should take the form of a combination of PSP awards over shares with an initial market value equal to 25 per cent of base salary and ExSOP awards over shares equal in value to 75 per cent of base salary (an aggregate of 100 per cent of base salary under both of the New Plans). The Committee has no plans to change these amounts but reserves the right so to do. However, save in circumstances judged by the Committee to be exceptional, the aggregate initial market value of shares over which PSP and ExSOP awards may be made to an executive director or other senior executive in any year shall not exceed 100 per cent of base salary.

Share ownership policy

At the same time as introducing the new plans, the Committee has adopted a share ownership policy for executive directors. This encourages the individuals subject to the policy to build up and maintain a holding of shares in the Company using, if necessary, the shares acquired from the New Plans that is at least equal in value to 100% of the participants' salary.

Creation of new employee share trusts

The Company will establish two new offshore employee share trusts to acquire and hold shares, and interests in shares, in the Company for the purposes of the New Plans. Further information about the new trusts is given in the Appendix.

Future review of incentive plans

The Committee will review the efficacy and suitability of the New Plans at least annually.

Documents available for inspection

Copies of the rules of the New Plans and of the proposed trust deeds of each of the two new employee share trusts are available for inspection at the registered office of the Company and at the offices of Pinsent Masons, Dashwood House, 69 Old Broad Street, London EC2M 1NR during normal office hours (Saturdays, Sundays and Bank Holidays excepted) until the date of the Extraordinary General Meeting and at the place of the meeting for at least 15 minutes prior to and during that meeting.

Recommendation

Having examined the alternative ways currently available of providing effective long-term incentives for executive directors and senior executives, the Committee is of the opinion that performance-related awards under the proposed New Plans within the limits described above will provide the most effective incentives and align the interests of management and shareholders. The overall intention of the changes to the Company's incentive plans is to have a scheme which is better suited to achieving the Company's objectives of motivation, retention and incentivisation proportionate to the executive's contribution.

The Directors, including all members of the Committee, recommend that you vote in favour of the resolutions proposed.

Yours sincerely

David John Carey
Chairman

APPENDIX

Description of the principal terms of
the Wolfson Microelectronics 2006 Performance Share Plan ("the PSP") and
the Wolfson Microelectronics 2006 Executive Shared Ownership Plan ("the ExSOP")
(together "the New Plans")

1. General

(a) Operation of the New Plans

The New Plans are a Performance Share Plan ("**PSP**") and an Executive Shared Ownership Plan ("**ExSOP**") explained more fully in sections 2 and 3 respectively of this Appendix. Awards under the New Plans will relate to ordinary shares in the Company. The operation of the New Plans will be overseen by the Remuneration Committee of the Directors ("**the Committee**") which consists entirely of non-executive Directors. Benefits under the New Plans will not be pensionable.

(b) Eligibility

A participant in either of the New Plans must be an employee of the Company or of any of its subsidiaries ("**the Group**"). Actual participation in the New Plans will be at the discretion of the Committee.

(c) Timing of share awards

Awards may only be made during the period of six weeks beginning with the date of approval of the New Plans by shareholders and, thereafter, the period of six weeks beginning with the fourth dealing day following the announcement of the Company's results for any period, or within 28 days of a person first joining the Group or, exceptionally, and subject to the Model Code and other relevant restrictions on dealings in shares, on any other day on which the Committee determines that exceptional circumstances exist. No awards may be made more than ten years after the adoption of the New Plans. No payment will be required for the grant of a PSP award and only a nominal amount for an ExSOP award.

(d) Non-transferability of awards

Awards are not transferable and may only be exercised by the persons to whom they were granted or their personal representatives.

2. The PSP

(a) Structure of awards

Under the PSP, selected employees may be granted awards ("**PSP Awards**") in the form of:-

- nil cost options to acquire shares; or
- contingent rights to receive shares; or
- allocations of shares subject to forfeiture if performance conditions are not met.

PSP Awards will not normally vest until three years after the award date ("**the Award Period**") and then only if and insofar as targets relating to the performance of the Company over a fixed period of at least three financial years beginning not earlier than that in which the PSP Award is made ("**the Performance Period**") have been met.

(b) Vesting or release of PSP Awards

The vesting or release of awards will normally be subject to the attainment of corporate targets, relating to the performance of the Company over the Performance Period, set by the Committee when the PSP Awards are made. Once set, performance targets may be varied by the Committee, but only if the Committee reasonably considers it to be necessary to ensure that the effectiveness of the PSP Award as an instrument for incentive and retention over the Performance Period is not undermined.

(c) PSP performance targets

The performance targets initially proposed to be set in relation to PSP awards made in 2006 will relate to growth in revenues over a fixed 3-year period with an underpin of net margin.

The Committee will review each year and, if appropriate, change, the performance targets to be set in relation to PSP Awards to be made in that year, to ensure that the targets are both realistic and appropriately demanding, and will afford real incentives to enhanced performance of the Company and growth in shareholder value.

(d) Leaving the Group

If a participant leaves the Group any unvested portion of his PSP Award will normally be forfeited. If the reason for leaving is death, injury, disability, ill-health, retirement, or the sale of the employing business or company, the Committee may allow either a time-apportioned (over that part of the Award Period which has then elapsed) proportion of the PSP Award shares to be retained and to vest, if at all, at the end of the Award Period, or allow a proportion of the PSP Award shares (determined having regard to both the extent to which the Award Period has then elapsed and the extent to which the performance target is likely to be satisfied) to vest immediately. If the participant leaves for any other reason, the Committee may determine the extent (if any) to which the PSP Award may be retained and on what terms (having due regard to the extent to which the performance target is likely to be satisfied). In exceptional circumstances, the Committee may decide not to pro rate entitlement on a time basis, but will always take into account the extent to which the performance target is likely to be satisfied.

(e) Takeover or reconstruction etc

In the event of a takeover of the Company, PSP Awards shall vest early, but only in respect of a time-apportioned proportion of such of the PSP Award shares as the Committee shall deem to have vested, having regard to the extent to which the performance target would otherwise be likely to be satisfied. In the event of a reorganisation, reconstruction upon a change of control, amalgamation, demerger or voluntary winding-up of the Company, awards may, if the Committee so determines, vest early in respect of a time-apportioned proportion of such of the PSP Award shares as the Committee may deem to have vested having regard to the extent to which the performance target would otherwise be likely to be satisfied. In exceptional circumstances, the Committee may decide not to pro rate the entitlement, but will always take into account the extent to which the performance target is likely to be satisfied.

(f) Dividends on PSP Award shares

A participant to whom a nil-cost option or a contingent share award is made may, if when a PSP Award is made the Committee so determines, be entitled, if and when the award shares vest, to receive an amount equal to the dividends on such shares paid during the 3-year period since the award date. The Committee may, when an award of forfeitable shares is made, determine that the holder will not be entitled to dividends on PSP Award shares unless and until such shares vest.

(g) Adjustment of PSP Award shares

If there is a rights or capitalisation issue, sub-division, consolidation, reduction or other variation of the Company's ordinary share capital, or demerger or payment of a special dividend which would otherwise materially affect the value of a PSP Award, the Committee may adjust the number of shares subject to such awards.

3. The ExSOP

(a) Structure of an ExSOP award

Under the terms of the ExSOP, selected employees may each be invited to acquire, upon the terms of an "ExSOP Agreement", a restricted beneficial interest in a given number of shares (an **"ExSOP Award"**) on the basis that, when such shares are sold, the participant will, if and insofar as performance targets are then met, receive a proportion of the proceeds of sale equal to the growth in value of such shares above a threshold amount (as reduced by the cost of funding the initial purchase of the award shares – referred to below as "the Carrying Cost" of such shares). The threshold amount shall be fixed by the Committee when an award is made, but will not be less than the initial market value of the award shares at the date of the award. The balance of the proceeds of sale will accrue to an employees' trust (ie the threshold amount and the Carrying Cost) and, to the extent that it is not used to repay loans, will be available to fund other awards. If the relevant performance targets are met in full, the gain accruing to the participant will represent the growth in value of such shares as reduced by the Carrying Cost. Title to ExSOP award shares will remain vested in the trustee of one of the employees' share trusts described below.

By contrast with a traditional share option, from the time when an ExSOP Award is made, a participant in the ExSOP and the employees' trust will together own the award shares on unequal terms. Participants will be required to pay only a nominal amount for their interests.

The extent to which a participant is able to benefit from growth in value of the award shares will, in the case of awards made to executive directors and senior executives, depend upon the extent to which the relevant performance targets are met. The employees' trust will have the option to require the participant to sell, at a price equal to the nominal amount paid on acquisition, a proportion of the ExSOP award shares which varies according to the extent to which the performance target is met.

If a participant leaves the Group before the third anniversary of the date of the award, the employees' trust will have the option to require the participant to sell, at a price equal to the nominal amount paid on acquisition, his interest in all of the ExSOP award shares. If he leaves before the third anniversary by reason of death, disability, ill-health, or retirement or if the subsidiary in which he is employed is sold outside the Group, the employees' trust may, after the end of the performance period, exercise its option over a proportion of the ExSOP award shares. Such proportion of the ExSOP award shares will vary according to the time of leaving and the extent to which the performance target has then been met.

At any time after the third anniversary of the date of award, the employee may, or may be called upon to, exchange his interest (as a co-owner of the shares) for the entire beneficial interest in a whole number of shares equal in value to the value of his interest as a co-owner. By this means a participant will acquire shares equal in value to the growth in value (less the Carrying Cost) of the award shares. This exchange of a participant's interest for a number of whole shares must take place (if the jointly owned shares have not previously been sold) before the tenth anniversary of the date of the ExSOP Award. Once such an exchange has taken place the participant will be free to retain or dispose of the shares without restriction.

(b) ExSOP performance target

The target initially proposed to be set in relation to ExSOP awards made in 2006 relates to the actual real percentage growth in adjusted earnings per share of the Company (in excess of inflation) achieved over a fixed period of 3 financial years beginning with that in which the award is made, expressed in terms of an annual rate (compounded annually) (**"the RPG"**). If the RPG is less than 5% p.a., the participant may be required to sell back his interest in all of the award shares. If it is 5% p.a., the participant will be required to sell back his interest in 75% of the award shares, and if it is greater than 5% p.a., but less than 15% p.a., the proportion of award shares in respect of which the participant may be required to sell back his interest will be determined on a straight-line basis between 75% and zero.

(c) Dividends on ExSOP award shares

A participant and the employees' trust will together be entitled to dividends (if any) on the ExSOP award shares. The proportion of any dividend payable to the participant will be equal to his or her proportional entitlement to share in the proceeds of sale of the ExSOP award shares if the shares were sold at that time.

(d) Company reorganisations and reconstructions

If there occurs a reorganisation or reconstruction which results in a new holding being equated with the original holding for capital gains tax purposes, shares or other securities comprised in the new holding shall be held subject to the terms of the ExSOP.

4. The Wolfson Microelectronics Employees' Share Trusts

For the purposes of operating the New Plans, the Company will establish two Jersey-based discretionary employees' trusts, The Wolfson Employees' Share Trusts Nos 1 and 2. In each case, the trustee will be an independent provider of trustee services. In each case, the class of beneficiaries will be restricted to employees and former employees of companies within the Group (and their dependants) and, as a residual beneficiary, any charity. There will be a limit, of 5 per cent of the issued share capital of the Company, on the unallocated shares which may be held in such trusts, taken together, at any time. For so long as it remains independent, the Company will have the right to remove the trustee and appoint a new trustee or trustees in its place. Details of shares held in the trusts will be given in the Company's annual report and accounts.

5. Individual limit on awards under the New Plans

The maximum aggregate market value of shares (as at the respective dates of award) over which PSP awards and ExSOP awards may be made to an executive director or other senior executive in any year shall not, unless the Committee considers the circumstances to be exceptional, exceed 100 per cent of the participant's base salary.

6. Limits on the issue of new shares

The Company currently proposes that PSP and ExSOP awards be satisfied using existing shares acquired by The Wolfson Employees' Share Trust No. 1.

Should awards require to be satisfied by the issue of new shares then the following restrictions will apply. The number of shares issued or in respect of which rights to subscribe may be granted pursuant to the New Plans and any other executive and employee share schemes in any period of 10 years, will not exceed 10 per cent of the ordinary share capital of the Company in issue from time to time.

The number of shares issued or in respect of which rights to subscribe may be granted pursuant to the New Plans and any other executive share incentive plans in any period of 10 years, will not exceed 5 per cent of the ordinary share capital of the Company in issue from time to time.

For these purposes, shares in respect of which options were granted before 21 October 2003 (when shares in the Company were admitted to the Official List) shall be left out of account.

Insofar as it is necessary to ensure compliance with the guidelines issued from time to time by the Association of British Insurers, the percentage limits will apply to awards satisfied by the transfer of treasury shares.

7. Amendments to the New Plans

The Committee may amend the New Plans. However, the provisions relating to eligibility of participants, limitations on the number of shares subject to the New Plans, individual participation limits, the basis for determining a participant's entitlement, and the terms of, shares or interests in shares and the adjustment thereof if there is a capitalisation, rights issue or open offer, sub-division or consolidation of shares or reduction of capital or any other variation of capital, cannot be altered to the advantage of participants without the prior approval of shareholders in general meeting except for minor amendments to benefit the administration of either of the New Plans, to take account of a change in legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment for participants in the New Plans or for any member of the Group.

This summary does not form part of the rules of the New Plan and should not be taken as affecting the interpretation of their detailed terms and conditions. The Board reserves the right up to the time of the next Annual General Meeting to make such amendments and additions to the rules of the Plan as may be necessary to take account of comments of the UK Listing Authority and otherwise provided that such amendments do not conflict in any material respect with this summary.

NOTICE OF EXTRAORDINARY GENERAL MEETING

WOLFSON MICROELECTRONICS PLC

("the Company")

(incorporated in Scotland with Registered No. SC089839)

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of the Company will be held at 11.00 am on 26th January 2006 at Westfield House, 26 Westfield Road, Edinburgh EH11 2QB for the purpose of considering and, if thought fit, passing the following Ordinary Resolutions:

ORDINARY RESOLUTIONS

1. **THAT** the Wolfson Microelectronics 2006 Performance Share Plan ("the PSP"), a copy of the rules of which have been produced to the meeting and signed by the Chairman for the purposes of identification, and a summary of the principal terms of which is set out in the Appendix to the circular to shareholders dated 9th January 2006, be and is hereby approved and adopted and the Directors be authorised to do all things necessary to give effect to the PSP and the Directors be and are hereby authorised to establish further schemes based on the PSP but modified to take account of local tax, exchange control or securities laws in overseas territories, provided that any shares made available under such further schemes are treated as counting against any limits on individual or overall participation in the PSP.
2. **THAT** the Wolfson Microelectronics 2006 Executive Shared Ownership Plan ("the ExSOP"), a copy of the rules of which have been produced to the meeting and signed by the Chairman for the purposes of identification, and a summary of the principal terms of which is set out in the Appendix to the circular to shareholders dated 9th January 2006, be and is hereby approved and adopted and the Directors be authorised to do all things necessary to give effect to the ExSOP and the Directors be and are hereby authorised to establish further schemes based on the ExSOP but modified to take account of local tax, exchange control or securities laws in overseas territories, provided that any shares made available under such further schemes are treated as counting against any limits on individual or overall participation in the ExSOP.

9th January 2006

By Order of the Board

Fiona Murdoch
Company Secretary

Incorporated in Scotland with Registered No. SC089839

Registered Office:

Westfield House
26 Westfield Road
Edinburgh
EH11 2QB

Notes:

(1) A member entitled to attend and vote at the meeting of which the foregoing gives notice may appoint one or more proxies to attend and (on a poll) vote in his or her place. A proxy need not be a member of the Company. The appointment of a proxy will not preclude a member from attending and voting at the meeting.

(2) A form of proxy is enclosed for use at the meeting.

(3) To be valid, the form of proxy must be completed and deposited (together with any power of attorney or other written authority under which it is executed or a copy of such authority certified notarially or in some other way approved by the Director(s)) at the Company's Registrar, Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA not less than 48 hours before the time appointed for the meeting.

(4) The Company, pursuant to regulation 41 of the Uncertificated Securities Regulations 2001, specifies that only those members entered on the register of members of the Company as at 6.00 pm on 24th January 2006 shall be entitled to attend or vote at the meeting in respect of the number of shares registered in their name at that time. Changes to entries on the register after 6.00 pm on 24th January 2006 shall be disregarded in determining the rights of any person to attend or vote at the meeting.

Wolfson Microelectronics plc – Form of Proxy – Extraordinary General Meeting

for use at the Extraordinary General Meeting of the Company to be held at 26 Westfield Road, Edinburgh EH11 2QB, on 26 January 2006 at 11.00 a.m. or at any adjournment thereof.

I/We ______________________________ [BLOCK CAPITALS PLEASE]

of ______________________________ being (a) shareholder(s) of the Company entitled to vote at General Meetings

of the Company hereby appoint the Chairman of the Meeting or (see Note 1 below) ______________________________

to act as my/our proxy and to vote as directed (or in the event that no direction is given to vote at his or her discretion) on my/our behalf at the ExtraordinaryGeneral Meeting to be held at 26 Westfidd Road, Edinburgh, EH11 2QB on 26 January 2006 at 11.00 a.m. or at any adjournment thereof.

In the event of a poll I/we direct my/our proxy to vote on the resolutions set out in the Notice of Extraordinary General Meeting as follows (for each resolution, mark "X" in the appropriate box below):

	ORDINARY RESOLUTIONS	FOR	AGAINST	ABSTAIN
1	To approve and adopt the Wolfson Microelectronics 2006 Performance Share Plan ("the PSP") and to authorise the directors to do all things necessary to give effect to the PSP and to establish further schemes for overseas employees based on the PSP.			
2	To approve and adopt the Wolfson Microelectronics 2006 Executive Shared Ownership Plan ("the ExSOP") and to authorise the directors to do all things necessary to give effect to the ExSOP and to establish further schemes for overseas employees based on the ExSOP.			

Please return this Form of Proxy, duly completed and signed, to Lloyds TSB Registrars, The Causeway, Worthing, West Sussex, BN99 6DA so as to be received not later than 48 hours before the time fixed for hold[illegible] the Extraordinary General Meeting (or adjourned meeting).

Dated ____________________ 2006 Signed ______________________________

(See Note 2 below) or Common Seal (See Note 3 below)

Notes:

1. A shareholder of the Company, entitled to attend and vote at the Extraordinary General Meeting, may appoint one or more proxies to attend and, upon a poll, to vote on his/her behalf. A shareholder has the right to strike out the words "the Chairman of the Meeting or" and to insert, in block capitals, the full name of a person of his/her own choice in the space provided to act as his/her proxy, initialling the alteration. A proxy need not be a shareholder of the Company. The completion and return of the Form of Proxy will not preclude a shareholder from attending the Extraordinary General Meeting, or any adjournment thereof, and voting in person if they so wish.
2. In the case of joint holders, the signature of any one of them on the Form of Proxy will [illegible]ffice, but the names of all should be shown. If more than one of the joint holders is present at the Extraordinary General Meeting, whether in p[illegible]on or by proxy [illegible] joint holders whose name stands first in the Register of Members shall alone be entitled to vote.
3. In the case of a corporation, the Form of Proxy must be given under its Common Seal or under the hand of a duly authorised officer or attorney.
4. To be valid, the Form of Proxy, duly completed and signed, together with the power of attorney or other authority (if any) under which it is signed (or a notarially certified copy of such power or authority) must be received by the Company's registrars, Lloyds TSB Registrars, The Causeway, Worthing, West Sussex, BN99 6DA not later than 48 hours before the time fixed for holding the Extraordinary General Meeting, or any adjournment thereof.
5. Any alterations made to the Form of Proxy must be initialled.

SECOND FOLD

BUSINESS RESPONSE SERVICE
Licence No. SEA10850

1 

Lloyds TSB Registrars

The Causeway
West Sussex
WORTHING
BN99 6ZR

FIRST FOLD

THIRD FOLD AND TUCK IN

WOLFSON MICROELECTRONICS PLC

THE WOLFSON MICROELECTRONICS 2006 PERFORMANCE SHARE PLAN

This Plan:-

- **has been approved by ordinary resolution of shareholders of the Company on 26 January 2006**
- **has been established by resolution of the directors of the Company; and**
- **has been approved and adopted by the trustee of the Wolfson Microelectronics No.1 Employees' Share Trust**

This copy has been produced to the Extraordinary General Meeting of the Company on 26 January 2006 and signed by the Chairman for the purposes of identification

....

Chairman



Pinsent Masons

THE WOLFSON MICROELECTRONICS 2006 PERFORMANCE SHARE PLAN

Contents

CONTENTS

RULES OF
THE WOLFSON MICROELECTRONICS 2006 PERFORMANCE SHARE PLAN

PART A: INTERPRETATION AND ADMINISTRATION

1. DEFINITIONS

1.1 In this Plan the following words and expressions shall have the meanings given below:-

"Acquiring Company"	a company which has acquired Control of the Company
"Announcement"	the announcement to a Regulatory Information Service (as defined in The Listing Rules) of the results of the Company for any period
"Associated Company"	any company which, in relation to the Company, is an associated company as that term is defined in section 416 of the Taxes Act but with the omission of the words "or at any time within one year previously"
"Award"	a Nil-Cost Option Award or a Contingent Share Award or a Forfeitable Share Award (as appropriate in the context)
"Award Certificate"	a certificate evidencing an Award
"Award Date"	in relation to an Award, the date on which that Award is made
"Awardholder"	a person to whom an Award has been made or, if that person has died and where the context requires, his Personal Representatives
"Awardholder's Employer"	such member of the Group as is the Awardholder's employer or, if he has ceased to be employed within the Group, was his employer or such other member of the Group, or other person as, under the PAYE Regulations or, as the case may be, the NI Regulations, or any other statutory or regulatory enactment (whether in the UK or otherwise) is obliged to account for any Award Tax Liability
"Award Period"	in relation to any Award Shares, the period beginning with the Award Date and ending with the third anniversary of the Award Date
"Award Shares"	the Shares over which an Award subsists including any additional Shares issued by way of capitalisation, or otherwise issued or transferred to the holders of Shares in respect of their existing holdings (otherwise than for payment of additional consideration), being Shares issued or transferred in respect of such first-mentioned Shares

"Award Tax Liability"	in relation to an Awardholder, any liability of the Awardholder's Employer to account to Her Majesty's Revenue and Customs or any other tax authority for any amount of, or representing, income tax, NICs or social security contributions (which shall, to the extent provided for in Rule 13, include Employer's NICs) or any other tax charge, levy or other sum (whether under the laws of the UK or otherwise) which may arise on the grant, vesting, exercise, assignment or release of an Award or the acquisition of Shares or of any interest in Shares under this Plan
"Committee"	the Remuneration Committee of the Directors or such other committee comprising a majority of non-executive directors of the Company to which the Directors delegate responsibility for overseeing the operation of this Plan or following a change of control of the Company, those persons who comprised the Remuneration Committee or such other committee of the Directors immediately before such change of control
"Company"	Wolfson Microelectronics plc (registered in Scotland no. SC 089839)
"Contingent Share Award"	a notification by the Company as mentioned in Part D
"Control"	has the meaning given in section 840 of the Taxes Act
"Corporate Nominee"	the person in whose name Shares are registered under a Corporate Nominee Facility
"Corporate Nominee Facility"	an arrangement sponsored by the Company under which Shares owned by an individual who is an employee or former employee of a member of the Group are held in the name of a corporate nominee on behalf of such individual
"Daily Official List"	the Daily Official List of the London Stock Exchange
"Dealing Day"	a day on which the London Stock Exchange is open for business
"Directors"	the board of directors of the Company or a duly authorised committee of the directors
"Eligible Employee"	an employee of any member of the Group
"Employer's NICs"	secondary class I NICs (for which the Awardholder's Employer is primarily liable to account)

"Exchange of Awards"	in relation to a Nil-Cost Option Award or a Vested Option, the grant, to the Awardholder, in consideration of the cancellation of that Nil-Cost Option Award or Vested Option, of rights to acquire shares in an Acquiring Company, or a company which has Control of an Acquiring Company or either is, or has Control of, a company which is a member of a consortium owning either an Acquiring Company or a company having control of an Acquiring Company, being rights which are:- (a) in the opinion of the Committee, substantially equivalent in value to the value of such Nil-Cost Option Award or Vested Option (disregarding the fact that, if such grant is not accepted, such Nil-Cost Option Award or Vested Option will lapse); and (b) on terms approved by the Directors
"Forfeitable Shares"	shares in respect of which the beneficial interest has been transferred to an Eligible Employee as mentioned in Part E
"Forfeitable Share Award"	an Award of Forfeitable Shares
"Form of Acceptance"	in relation to an Award, a deed, executed by the Awardholder, under which the Awardholder notifies the Grantor of his acceptance of such Award and his agreement to be bound by the rules of this Plan and which is in such form as the Grantor may specify when the Award is made
"Grantor"	in relation to an Award, the Company or such other person as has made that Award
"Group"	the Company and any company which is for the time being a Subsidiary
"Independent Advisers"	such registered auditors or other independent advisers as the Committee may from time to time appoint
"ITEPA"	the Income Tax (Earnings and Pensions) Act 2003
"Leaving"	ceasing to hold office or employment within the Group (and see Rule 2.9) and "Leaves" and other related expressions shall be construed accordingly
"Leaving Date"	the date on which an Awardholder ceases to hold office or employment within the Group (and see Rule 2.9)
"London Stock Exchange"	London Stock Exchange plc

"Market Value"	in relation to any Share on any day, means the average of the middle market quotations of a Share as derived from the Daily Official List for the 3 consecutive Dealing Days immediately preceding that day
"Misconduct"	in relation to an Awardholder, circumstances justifying the summary dismissal of such Awardholder from his employment with any member of the Group or any Associated Company
"Model Code"	the code adopted by the Company which contains provisions similar in purpose and effect to the provisions of the Model Code on directors' dealings in securities issued by the UK Listing Authority from time to time
"NIC Award Income"	(a) an amount that counts as employment income of the Awardholder under section 426 of ITEPA ("*restricted securities: charge on certain post-acquisition events*"); or (b) a gain realised upon the vesting, exercise or release of, or acquisition of, Shares pursuant to, a Nil-Cost Option Award or a Vested Option, being a gain that is treated as remuneration derived from the Awardholder's employment by virtue of section 4(4)(a) of the SSCBA
"NICs"	National Insurance contributions
"Nil-Cost Option Award"	a right to acquire Shares granted pursuant to, and exercisable in accordance with, Part C
"NI Regulations"	the laws, regulations and practices currently in force relating to liability for and the collection of NICs
"Ordinary Share Capital"	the issued ordinary share capital of the Company other than fixed-rate preference shares
"PAYE Regulations"	the regulations made under section 684 of ITEPA
"Performance Condition"	an objective condition (or conditions) relating to performance of the Company, measured over a given period, as specified pursuant to Rule 36
"Performance Period"	the period over which performance is to be measured for the purposes of determining whether and to what extent a Performance Condition is met
"Personal Data"	the name, home address, e-mail address and telephone number of an Awardholder, date of

birth, National Insurance number or equivalent, details of all rights to acquire Shares or other securities granted to such Awardholder and of Shares or other securities issued or transferred to such Awardholder pursuant to this Plan and any other personal information which could identify the Awardholder and is necessary for the administration of this Plan

"Personal Representatives"	in relation to an Awardholder, the personal representatives of the Awardholder (being the executors of his will to whom a valid grant of probate has been made or, if he dies intestate, the duly appointed administrator(s) of his estate or, in either case, the equivalent under applicable local law) who have produced to the Company evidence of their appointment as such
"this Plan"	The Wolfson Microelectronics 2006 Performance Share Plan as set out in these rules and amended from time to time pursuant to Rule 47
"Qualifying Corporate Bond"	has the meaning given by section 117 of the Taxation of Chargeable Gains Act 1992
"SSCBA"	The Social Security Contributions and Benefits Act 1992
"Salary"	in relation to any person at a given time, the gross rate of basic annual salary (excluding any bonus, company pension contributions, and any other benefits) payable to that person at that time by members of the Group and for the purposes of this Plan such salary may, if the Grantor (acting with the consent of the Committee) so determines, in relation to an Eligible Employee who is remunerated by reference to sales, be taken to include his "on target" earnings
"Shares"	fully-paid ordinary shares in the capital of the Company (or, in the event of a reorganisation or reconstruction of the Company, shares or other securities representing such ordinary shares)
"Specified Circumstance"	(a) death; or (b) injury, ill-health or disability (evidenced to the satisfaction of the Company); or (c) retirement on or after reaching the age at which the Awardholder is anticipated to retire in accordance with the terms of his contract of employment; or (d) the fact that the office or employment by virtue of which he is eligible to

participate in this Plan relates to a business, or part of a business, which is transferred to a person who is neither an Associated Company nor a member of the Group; or

(e) the fact that the company with which he holds the office or employment by virtue of which he is eligible to participate in this Plan is no longer a member of the Group or an Associated Company

"Subsidiary" any company which is for the time being a subsidiary (as defined in section 736 of the Companies Act 1985) of the Company

"Taxes Act" the Income and Corporation Taxes Act 1988

"Tenth Anniversary" in relation to an Award, the tenth anniversary of the Award Date

"Trustee" the trustee or trustees of any settlement created by the Company or any other member of the Group for the benefit of employees and former employees of members of the Group

"UK" United Kingdom

"UK Listing Authority" the Financial Services Authority in its capacity as the competent authority for the purposes of Part VI of the Financial Services and Markets Act 2000

"Vested Award Shares" has the meaning given in Rule 2.6

"Vested Option" has the meaning given in Rule 24.5

"Year" a financial year of the Company (and see Rule 8).

1.2 Words and phrases not otherwise defined shall have the meanings they bear for the purposes of Part 7 of ITEPA.

2. INTERPRETATION

2.1 Any reference to any enactment includes a reference to that enactment as from time to time modified, extended or re-enacted.

2.2 Words denoting the masculine gender shall include the feminine.

2.3 Words denoting the singular shall include the plural and vice versa.

2.4 No account should be taken of the rule headings which have been inserted for ease of reference only.

2.5 References to Shares in respect of which an Award subsists at any time are to be read and construed as references to the Shares over which the Award is then held (and in respect of which it has not then lapsed and ceased to be exercisable).

Vesting of Award Shares

2.6 References to Award Shares being or becoming Vested Award Shares shall be read and construed as:-

2.6.1 in the case of a Nil-Cost Option Award, references to Award Shares in respect of which such Nil-Cost Option Award may be immediately exercised in consequence of the applicable Performance Condition either having been satisfied, or having been deemed to be satisfied (as mentioned in Rules 36.5 or 36.6); and

2.6.2 in the case of a Contingent Share Award, references to Award Shares to which the Awardholder becomes or has become immediately entitled in consequence of the applicable Performance Condition either having been satisfied, or having been deemed to be satisfied (as mentioned in Rules 36.5 or 36.6)

2.6.3 in the case of Forfeitable Shares, references to such Award Shares being released to the Awardholder in consequence of the applicable Performance Condition either having been satisfied, or having been deemed to be satisfied (as mentioned in Rules 36.5 or 36.6).

SAVE THAT, except when Award Shares are deemed to become Vested Award Shares in consequence of the applicable Performance Condition having been deemed to be satisfied (as mentioned in Rules 36.5 or 36.6), Award Shares shall not become Vested Award Shares before the third anniversary of the Award Date.

2.7 References to unvested Award Shares shall be read and construed as references to Award Shares which, at any given time, have not become Vested Award Shares.

Forfeiture of Award Shares

2.8 In relation to a Forfeitable Share Award, references to Award Shares being forfeited shall be read and construed as references to all of the Awardholder's interest in such Shares being automatically transferred (without further action on the part of the Awardholder) to or to the order of the Trustee so that the Awardholder ceases to have any interest in, or entitlement to, such Shares (and related expressions shall be construed accordingly).

Time of Leaving

2.9 An Awardholder shall not be treated for the purposes of this Plan as ceasing to hold office or employment within the Group unless and until he no longer holds any office or employment with any member of the Group or any Associated Company.

Resolution of disputes

2.10 If any question, dispute or disagreement arises as to the interpretation of this Plan or of any rules, regulations or procedures relating to it or as to any question or right arising from or related to this Plan, the decision of the Committee shall (except as regards any matter required to be determined by the Independent Advisers) be final and binding upon all persons.

3. ADMINISTRATION

3.1 The Committee shall be responsible for setting the overall policy and principles relating to the operation of this Plan. The Directors may from time to time make and vary such rules and regulations not inconsistent with the rules of this Plan and establish such procedures for its administration and implementation as they think fit.

3.2 In any matter in which they are required to act in connection with this Plan, the Independent Advisers shall be deemed to be acting as experts and not as arbitrators and the Arbitration Act 1996 shall not apply.

3.3 The Company shall bear the costs of the administration and implementation of this Plan.

4. RIGHTS ATTACHING TO SHARES

4.1 The issue or transfer of any Shares under or for the purposes of this Plan shall be subject to the Company's Memorandum and Articles of Association and to any necessary consents of any governmental or other authorities (whether in the UK or otherwise) under any enactments or regulations from time to time in force.

4.2 The Awardholder shall comply with any requirements to be fulfilled in order to obtain or obviate the necessity of any such consent.

PART B: MAKING OF AWARDS

5. ELIGIBILITY

5.1 Subject to the following provisions of this Rule 5, the Committee shall have absolute discretion in determining the criteria for selecting those individuals to whom Awards may be made.

5.2 An Award may only be made to an Eligible Employee.

5.3 An Award shall not be made by any person other than the Company without the prior approval of the Directors.

5.4 An Award shall not be made to any Eligible Employee who is a director of the Company without the agreement of the Committee.

6. FORM OF AWARDS

6.1 An Award may take the form of:-

6.1.1 a Nil-Cost Option Award; or

6.1.2 a Contingent Share Award; or

6.1.3 an award of Forfeitable Shares.

6.2 A Nil-Cost Option Award or a Contingent Share Award intended to be satisfied by a transfer of Shares by the Trustee shall not be made without the prior agreement of the Trustee.

7. TIMING OF AWARDS

7.1 An Award may only be made during the period of:-

7.1.1 42 days immediately after this Plan has been approved by shareholders of the Company in general meeting;

7.1.2 42 days beginning with the fourth Dealing Day following an Announcement;

7.1.3 28 days immediately after the person to whom it is made first becomes an Eligible Employee; or

7.1.4 subject to the Model Code, at any other time but only if, in the opinion of the Committee, the circumstances are exceptional.

7.2 If the Grantor is restricted by statute, order or regulation (including any regulation, order or requirement imposed on the Company by the UK Listing Authority or any other regulatory authority) from making an Award within any period as mentioned in Rule 7.1 the Grantor may make an Award within the period of 42 days (or, in the circumstances referred to in Rule 7.1.3, 28 days) after all such restrictions are removed.

7.3 No Award may be made in breach of the Model Code.

7.4 No Award may be made after 25 January 2016.

8. **OVERALL LIMITS ON THE ISSUE OF NEW SHARES TO SATISFY AWARDS**

8.1 Subject to the following provisions of this Rule 8 and Rule 49, the Company may issue Shares (as new Shares or out of treasury) for the purposes of satisfying Awards and may do so on such terms, as to subscription price or otherwise, as the Directors may determine.

8.2 The number of Shares in respect of which rights to subscribe for Shares may be granted pursuant to, or for the purposes of, this Plan on any day, when added to:-

8.2.1 the number of Shares in respect of which rights to subscribe for Shares have previously been granted (and which, if not exercised, have not ceased to be exercisable) for the purposes of this Plan; and

8.2.2 the number of Shares issued, or in respect of which rights to subscribe for Shares have previously been granted (and which have not been exercised and have not then ceased to be exercisable), in the period of 10 years ending on that day pursuant to, or for the purposes of, any other discretionary executive share incentive scheme established by the Company

shall not exceed 5 per cent of the Ordinary Share Capital on that day.

8.3 The number of Shares in respect of which rights to subscribe for Shares may be granted pursuant to, or for the purposes of, this Plan on any day, when added to:-

8.3.1 the number of Shares in respect of which rights to subscribe for Shares have previously been granted (and which have not been exercised and have not ceased to be exercisable), for the purposes of this Plan; and

8.3.2 the number of Shares issued, or in respect of which rights to subscribe for Shares have previously been granted (and which have not been exercised and have not then ceased to be exercisable), in the period of 10 years ending on that day pursuant to, or for the purposes of, any other employees' share scheme

shall not exceed 10 per cent of the Ordinary Share Capital on that day.

8.4 For the purposes of this Rule 8, "year" means a calendar year.

8.5 For the purposes of this Rule 8 references to rights to subscribe for Shares shall, if so required in accordance with guidance issued by the Association of British Insurers, be taken to include references to rights to acquire Shares issued or to be issued out of treasury.

8.6 In applying the limits imposed by Rules 8.2 and 8.3, no account shall be taken of Shares in respect of which rights to subscribe for Shares were granted before the date on which Shares were first admitted to listing on the London Stock Exchange.

8.7 For the avoidance of doubt, if Shares issued to the trustee of any employees' trust established by the Company have been counted for the purpose of this Rule 8, they shall not also be counted when they are used to satisfy an Award (or a right granted under any other employees' share scheme of the Company).

9. **INDIVIDUAL LIMITS ON THE MAKING OF AWARDS**

9.1 Subject to the application of Rule 9.2, and save in circumstances which are considered by the Committee to be exceptional, the aggregate Market Value (as at the respective Award Dates) of Shares in respect of which Awards are made to an Eligible Employee in any Year shall not be greater than 100 per cent of the amount of such Eligible Employee's Salary at the Award Date.

9.2 If, in relation to an Award, the Awardholder is required (as mentioned in Rule 13.1) to bear the cost of Employer's NICs payable on any NIC Award Income, the number of Shares in respect of which such Award is granted may (notwithstanding the limit imposed by Rule 9.1), be increased by such number of Shares as the Committee shall determine to be appropriate (having regard to the expected rate of Employer's NICs) for the purpose of compensating the Awardholder for assuming, or agreeing to assume, the burden of such Employer's NICs.

10. AWARD CERTIFICATE

As soon as practicable after an Award has been made the Company shall procure the issue to the Awardholder of an Award Certificate (which may be by e-mail) which specifies:-

10.1.1 the type of Award;

10.1.2 the Grantor;

10.1.3 the Award Date;

10.1.4 the number of Award Shares;

10.1.5 the applicable Performance Condition;

10.1.6 that it is a condition of exercise of the Award that the Awardholder agrees to indemnify the Grantor and the Awardholder's Employer in respect of any Award Tax Liability;

10.1.7 (if appropriate) that, if the Awardholder is a participant in a Corporate Nominee Facility, the Award Shares may be issued or transferred and delivered directly to the Corporate Nominee for the Awardholder's account.

11. ACCEPTANCE OF AN AWARD

11.1 The provisions of Rule 11.2 shall only apply in relation to an Award if the Grantor determines that the Awardholder will be required to accept his Award.

11.2 If the Awardholder does not, within 30 days after the Award Date (or such later time as the Grantor may notify to the Awardholder), deliver to the Grantor a duly completed Form of Acceptance in relation to such Award, then at the end of that period:-

11.2.1 if the Award is a Nil-Cost Option Award, it shall lapse and cease to be exercisable; and

11.2.2 if the Award is a Contingent Share Award the Awardholder shall not become entitled to any Shares pursuant to that Award.

12. TAX INDEMNITY

It shall be a term and condition of every Award that the Awardholder indemnifies the Awardholder's Employer against any Award Tax Liability.

13. TRANSFER OF BURDEN OF EMPLOYER'S NICS

13.1 Unless the Grantor determines otherwise, it shall be a term and condition of every Award that the Awardholder shall, if and when required by the Grantor, agree with and undertake to the Company and, if different, the Awardholder's Employer that:-

13.1.1 the Awardholder's Employer may recover from the Awardholder, the whole or any part of any Employer's NICs payable in respect of any NIC Award Income; and

13.1.2 if required to do so, the Awardholder shall enter into a joint election with the Awardholder's Employer (in a form approved by the HMRC under paragraph 3B of Schedule 1 to the SSCBA) for the transfer to the Awardholder of the whole, or such part as the Company may determine, of any liability of the Awardholder's Employer to Employer's NICs on any NIC Award Income.

14. DATA PROTECTION

It shall be a term and condition of every Award that an Awardholder agrees and consents to:-

14.1 the collection, use, processing and transfer of his Personal Data by any member of the Group or any Associated Company and, if it is not the Company, the Grantor and any Trustee or third party administrator of the Plan and any broker through whom Shares are to be sold on behalf of an Awardholder;

14.2 members of the Group, any Associated Company and, if it is not the Company, the Grantor and any Trustee or third party administrator of the Plan, transferring the Awardholder's Personal Data amongst themselves for the purposes of implementing, administering and managing this Plan and the grant of Awards and the acquisition of Shares pursuant to Awards;

14.3 the use of Personal Data by any such person for any such purposes; and

14.4 the transfer to and retention of Personal Data by third parties including any Trustee or third party administrator of the Plan (whether or not any such third party is situated outside the European Economic Area) for or in connection with such purposes.

15. RELATIONSHIP WITH CONTRACT OF EMPLOYMENT

15.1 The making of an Award shall not form part of the Awardholder's entitlement to remuneration or benefits pursuant to his contract of employment.

15.2 The existence of a contract of employment between any person and the Company or any present or past Subsidiary or Associated Company, does not give such person any right or entitlement to have an Award made to him in respect of any number of Shares or any expectation that an Award might be made to him, whether subject to any conditions or at all.

15.3 The rights and obligations of an Awardholder under the terms of his contract of employment with the Company or any present or past Subsidiary or Associated Company shall not be affected by the making of an Award or his participation in this Plan.

15.4 The rights or opportunity granted to an Awardholder on the making of an Award shall not give the Awardholder any rights or additional rights to compensation or damages in consequence of the loss or termination of his office or employment with the Company or any present or past Subsidiary or Associated Company for any reason whatsoever (whether or not the termination is ultimately held to be wrongful or unfair).

15.5 An Awardholder shall not be entitled to any compensation or damages for any loss or potential loss which he may suffer by reason of being unable to acquire or retain Shares, or any interest in Shares pursuant to an Award in consequence of the loss or termination of his office or employment with the Company or any present or past Subsidiary or Associated Company for any reason whatsoever (whether or not the termination is ultimately held to be wrongful or unfair).

16. NON-TRANSFERABILITY OF AWARDS

16.1 An Award is personal to an Awardholder and may not be transferred during his lifetime.

16.2 If an Awardholder:-

16.2.1 transfers, assigns, mortgages, charges or otherwise disposes of an Award or of any interest in or right to acquire any Award Shares (other than to his Personal Representatives); or

16.2.2 is adjudged bankrupt or an interim order is made because he intends to propose a voluntary arrangement to his creditors under the Insolvency Act 1986 (or any other provision of the laws of any jurisdiction outside the UK which is intended to have similar effect or purpose); or

16.2.3 makes or proposes any other plan or arrangement, in relation to his debts, with his creditors or any section of them; or

16.2.4 is otherwise deprived (except on death) of the legal or beneficial ownership of an Award or of any interest in or right to acquire any Award Shares, whether by operation of law or by doing or omitting to do anything which causes him to be so deprived

the Awardholder shall immediately cease to have any right or entitlement to any Award Shares which have not then become Vested Award Shares and shall immediately forfeit all Forfeitable Shares.

17. LAPSE OF AWARDS

If or insofar as Award Shares do not become Vested Award Shares in consequence of a Performance Condition not being satisfied in full, a Nil-Cost option Award or a Contingent Share Award shall lapse in respect of the balance of such Award Shares and Award Shares which are Forfeitable Shares shall immediately be forfeited.

PART C: NIL-COST OPTION AWARDS

18. STRUCTURE OF A NIL-COST OPTION AWARD

18.1 The Trustee (acting on the recommendation of the Company), or the Company, may from time to time grant to any Eligible Employee a right to acquire such maximum number of Shares as the Company shall specify and which is exercisable only subject to and in accordance with the terms of this Plan.

18.2 The exercise of a Nil-Cost Option Award shall be subject to a Performance Condition.

18.3 No amount shall be payable by the Awardholder for the acquisition of Shares pursuant to such right.

18.4 A Nil-Cost Option Award shall be made by the Grantor executing a deed.

19. EXERCISE OF A NIL-COST OPTION AWARD

19.1 Subject to Rule 20 and Rule 21, a Nil-Cost Option Award may only ever be exercised in respect of Vested Award Shares.

19.2 A Nil-Cost Option Award may not be exercised after:-

19.2.1 the Tenth Anniversary or such earlier date as may be specified at the time of grant; or, if earlier

19.2.2 the end of the period of 12 months beginning with the Leaving Date, or the end of the period of 12 months from the satisfaction of that Performance Condition, if later.

19.3 Except as otherwise provided in Rule 20 or Rule 21, a Nil-Cost Option Award may not be exercised at any time unless the Awardholder then holds office or employment with a member of the Group.

Exercise procedure

19.4 A Nil-Cost Option Award shall be exercised only by the Awardholder serving a notice on the Grantor (or otherwise as the Grantor may direct) which specifies the number of Shares in respect of which such Nil-Cost Option Award is exercised on that occasion which shall not exceed the number of Vested Award Shares in respect of which such Nil-Cost Option Award subsists and which have not been specified for this purpose in an earlier notice of exercise.

19.5 A Nil-Cost Option Award shall not be exercised on any occasion if such exercise would not be in accordance with the Model Code.

Transfer of Shares

19.6 Subject to Rule 37, within 30 days after the Grantor receives a notice of exercise pursuant to Rule 19.4, the Grantor shall procure the transfer to or to the order of the Awardholder of the Shares in respect of which the Nil-Cost Option Award is duly exercised on that occasion.

19.7 If, when a Nil-Cost Option Award is exercised, the Grantor is restricted from transferring or procuring the transfer of Shares by reason of any statutory, regulatory or other legal provision or rule or the Model Code or any other requirement or guidance issued by the UK Listing Authority or on behalf of institutional investors in the Company or any other body and which relates to dealings in Shares by directors or employees or any member of the Group, the Grantor shall not be obliged to procure the transfer of any Shares until after all such restrictions are lifted.

19.8 As soon as reasonably practicable after the transfer of any Shares upon the exercise of a Nil-Cost Option Award, the Grantor shall procure the issue of a definitive share certificate or such acknowledgement of shareholding as is prescribed from time to time for the Shares transferred automatically to the Awardholder.

Transfer to a nominee

19.9 If the Awardholder requests, some or all of the Shares he acquires on the exercise of a Nil-Cost Option Award may be transferred to a nominee of the Awardholder, provided that beneficial ownership of the Shares vests in the Awardholder.

19.10 If the Awardholder is a participant in a Corporate Nominee Facility, Shares he acquires may be transferred to the Corporate Nominee, unless the Awardholder directs otherwise.

Dividends on Nil-Cost Option Award Shares

19.11 When a Nil-Cost Option Award is made the Grantor (acting, in the case of an Award to an executive director of the Company, with the consent of the Committee) may specify that when it is exercised, the Grantor shall:-

19.11.1 pay to the Awardholder, or procure the payment to the Awardholder of, a cash sum (subject to deduction of income tax and NICs under the PAYE Regulations) not exceeding the aggregate amount of dividends paid on the Shares acquired upon the exercise of such Nil-Cost Option Award on that occasion since the Award Date; or

19.11.2 subject to Rule 37, procure the transfer to the Awardholder of such additional number of Shares as could have been (or was in fact) acquired by the reinvestment of dividends paid on the Shares acquired since the Award Date.

19.12 For the purposes of Rule 19.11.2, if Shares were not in fact acquired by the reinvestment of dividends, the maximum additional number of Shares which may be so transferred shall be determined on the basis that each such dividend was reinvested on the date of payment of that dividend at a price per Share equal to the Market Value of a Share on that day.

20. NIL-COST OPTION AWARD – LEAVING BY REASON OF A SPECIFIED CIRCUMSTANCE

20.1 The following provisions of this Rule 20 shall apply if an Awardholder to whom a Nil-Cost Option Award has been made Leaves by reason of a Specified Circumstance.

20.2 Subject to Rule 22, such Nil-Cost Option Award may be exercised, within the period of 12 months beginning with the Leaving Date, in respect of Award Shares which, immediately before the Leaving Date, were Vested Award Shares.

20.3 If, before the end of the Award Period, the Awardholder Leaves by reason of a Specified Circumstance then, subject to Rule 22, the Awardholder may exercise a Nil-Cost Option Award:-

20.3.1 within the period of 12 months after the end of the Award Period but only in respect of a proportion (corresponding to such proportion of the Award Period as fell before the Leaving Date) of the Award Shares which become Vested Award Shares in consequence of the Performance Condition being satisfied; or

20.3.2 if the Directors so determine and notify the Awardholder within 3 months after the Awardholder Leaves, within the period of 12 months beginning with

the Leaving Date, but only in respect of a proportion, (corresponding to such proportion of the Award Period as fell before the Leaving Date), of such of the Award Shares which become Vested Award Shares in consequence of the Directors making a determination pursuant to Rule 36.6 (*Deemed Vesting on Leaving*).

20.4 The Grantor may, with the agreement of the Committee, permit the Awardholder to exercise such Nil-Cost Option Award in respect of a proportion of the Award Shares which is greater than the proportion mentioned in Rules 20.3.1 and 20.3.2, provided that, in determining such proportion, the Committee shall, if appropriate, have due regard to the extent to which, as at the Leaving Date, the Company might reasonably have been expected to meet the Performance Condition.

20.5 A Nil-Cost Option Award shall lapse and cease to be exercisable in respect of any remaining Award Shares.

21. NIL-COST OPTION AWARD - LEAVING FOR ANY OTHER REASON

21.1 If an Awardholder to whom a Nil-Cost Option Award has been made Leaves for any other reason then:-

21.1.1 the Nil-Cost Option Award may be exercised, within 12 months after the Leaving Date, in respect of any Award Shares as were, immediately before the Leaving Date, Vested Award Shares; and

21.1.2 unless the Grantor otherwise determines and notifies the Awardholder within the period of 30 days after the Leaving Date, the Nil-Cost Option Award shall lapse and cease to be exercisable in respect of unvested Award Shares.

21.2 An Awardholder who Leaves for any such other reason shall not be entitled to exercise a Nil-Cost Option Award after the Leaving Date (otherwise than pursuant to Rule 21.1.1) except when and insofar as the Grantor may specify.

21.3 A determination made (if at all) as mentioned in Rule 21.1.2 shall specify:-

21.3.1 the number or proportion of Award Shares in respect of which such Nil-Cost Option Award may be retained (having regard to Rule 36.6);

21.3.2 subject to Rule 19.2, the period or periods within which the Nil-Cost Option Award may be exercised;

21.3.3 the circumstances in which the Nil-Cost Option Award shall lapse and cease to be exercisable before it is exercised within any such period; and

21.3.4 such other conditions upon the exercise of the Nil-Cost Option Award as the Grantor (or, in the case of a director of the Company, the Committee) may specify.

21.4 If the Awardholder is a director of the Company, no such determination as mentioned in Rule 21.1.2 shall be made without the consent of the Committee.

22. NIL-COST OPTION AWARD – LEAVING FOR MISCONDUCT

22.1 If either:-

22.1.1 an Awardholder Leaves by reason of Misconduct; or

22.1.2 Leaves and the Company subsequently determines that before the Leaving Date circumstances had arisen in which the Awardholder's Employer was entitled to dismiss the Awardholder summarily

a Nil-Cost Option Award granted to the Awardholder shall immediately lapse and cease to be exercisable and none of the Grantor, the Company or the Awardholder's Employer shall be under any obligation to transfer or procure the transfer of any Shares or of any interest in Shares pursuant to such Nil-Cost Option Award.

22.2 The provisions of Rule 22.1 shall have effect in relation to a Nil-Cost Option Award regardless of whether the Awardholder has already exercised or purported to exercise such Nil-Cost Option Award.

PART D: CONTINGENT SHARE AWARDS

23. CONTINGENT SHARE AWARDS

23.1 The Trustee (acting on the recommendation of the Company), or the Company, may from time to time notify an Eligible Employee that, subject to the terms of this Plan, if:-

23.1.1 the Shares specified in such notice become Vested Award Shares; and

23.1.2 except as the Grantor may otherwise determine pursuant to Rule 26.1.2, the Awardholder has not then ceased to hold office or employment within the Group

the Grantor will then transfer, or procure the transfer of, such Vested Award Shares to, or to the order of, the Awardholder.

23.2 Entitlement to a transfer of Shares pursuant to a Contingent Share Award shall be subject to a Performance Condition.

23.3 No amount shall be payable by the Awardholder for the acquisition of Shares pursuant to a Contingent Share Award.

24. SATISFACTION OF CONTINGENT SHARE AWARDS

24.1 As soon as practicable after any Award Shares have become Vested Award Shares, the Grantor shall transfer or procure the transfer of Vested Award Shares to or to the order of the Awardholder save that, if the Awardholder is a participant in the Corporate Nominee Facility then, unless the Awardholder otherwise directs, Shares he acquires may be transferred to the Corporate Nominee. If the Awardholder so requests, some or all of the Shares he acquires may be transferred to the nominee of an Awardholder, provided that the beneficial ownership of the Shares vests in the Awardholder.

24.2 Subject to Rule 25, an Awardholder shall have no right or entitlement to Award Shares which do not become Vested Award Shares.

Dividends on Contingent Share Award Shares

24.3 When a Contingent Share Award is made, the Grantor (acting, in the case of an Award to a director of the Company, with the consent of the Committee) may specify that when Award Shares become Vested Award Shares, the Grantor shall either:-

24.3.1 pay to the Awardholder, or procure the payment to the Awardholder of, a cash sum (subject to deduction of income tax and NICs under the PAYE Regulations) not exceeding the aggregate amount of dividends paid on the Vested Award Shares since the Award Date; or

24.3.2 subject to Rule 37, procure the transfer to the Awardholder of such additional number of Shares as could have been (or was in fact) acquired by the reinvestment of dividends paid on the Vested Award Shares since the Award Date.

24.4 For the purposes of Rule 24.3, if Shares were not in fact acquired by the reinvestment of dividends, the maximum additional number of Shares which may be so transferred shall be determined on the basis that each such dividend was reinvested on the date of payment of that dividend at a price per Share equal to the Market Value of a Share on that day.

Grant of an Option to acquire Vested Award Shares

24.5 The Grantor may, instead of procuring the transfer of Vested Award Shares, grant to the Awardholder a right to acquire such Vested Award Shares ("**a Vested Option**") which is on terms that:-

24.5.1 the aggregate price payable for such Vested Award Shares upon the exercise of such Vested Option (if any) shall be not greater than £1;

24.5.2 the Vested Option shall first become exercisable not later than one month after its date of grant; and

24.5.3 the Vested Option shall not in any event be exercisable after the tenth anniversary of the Award Date or such earlier date as the Grantor may specify

and (subject to Parts H and I of this Plan) is otherwise exercisable on such terms as the Grantor shall determine and notify to the Awardholder when such Vested Option is granted.

24.6 A Vested Option shall not be exercisable later than the first anniversary of the Leaving Date of an Awardholder.

Dividends on Vested Option Shares

24.7 The Committee may determine that, for so long as any Vested Option remains unexercised, the Grantor shall:-

24.7.1 apply the net amount of any cash dividends received in respect of the Shares in respect of which such Vested Option subsists in the acquisition of additional Shares; and

24.7.2 transfer such additional Shares to the Awardholder when the Vested Option is exercised.

Effect of Restrictions upon Transfer of, or Grant of Option over, Vested Shares

24.8 Vested Award Shares may not be transferred, nor may a Vested Option be granted, to or to the order of an Awardholder on any occasion if such transfer or grant would not then be in compliance with the Model Code.

24.9 If on any occasion the transfer of any Vested Award Shares or the grant or exercise of a Vested Option is restricted by reason of the Model Code or any other regulation, requirement or guidance issued by the London Stock Exchange or the UK Listing Authority and which relates to dealings in Shares by directors or employees of any member of the Group, such Shares shall be transferred, or such Vested Option shall be granted or may be exercised, as soon as practicable after all such restrictions have been lifted.

25. CONTINGENT SHARE AWARDS – LEAVING BY REASON OF A SPECIFIED CIRCUMSTANCE

25.1 The following provisions of this Rule 25 shall apply if an Awardholder to whom a Contingent Share Award has been made Leaves by reason of a Specified Circumstance.

25.2 Subject to Rule 27, the Grantor shall as soon as reasonably practicable after the Leaving Date, procure the transfer to, or to the order of, the Awardholder of such of the Award Shares as, immediately before the Leaving Date, were Vested Award Shares.

25.3 If, before the end of the Award Period, the Awardholder Leaves by reason of a Specified Circumstance then, subject to Rule 27, the Grantor shall:-

25.3.1 as soon as reasonably practicable after the end of the Award Period, procure the transfer to, or to the order of, the Awardholder of a proportion (corresponding to such proportion of the Award Period as fell before the Leaving Date) of the Award Shares which become Vested Award Shares in consequence of the Performance Condition being satisfied; or

25.3.2 if the Directors so determine, as soon as reasonably practicable after the Leaving Date, procure the transfer to, or to the order of, the Awardholder of a proportion (corresponding to such proportion of the Award Period as fell before the Leaving Date) of such of the Award Shares which become Vested Award Shares in consequence of the Directors making a determination pursuant to Rule 36.6 (*Deemed Vesting on Leaving*).

25.4 The Grantor may, with the agreement of the Committee, transfer to, or to the order of, the Awardholder a proportion of the Award Shares which is greater than the proportion mentioned in Rules 25.3.1 and 25.3.2 provided that, in determining such proportion, the Committee shall, if appropriate, have due regard to the extent to which, as at the Leaving Date, the Company might reasonably have been expected to meet the Performance Condition.

25.5 A Contingent Share Award shall lapse in respect of the remaining Award Shares.

26. CONTINGENT SHARE AWARD - LEAVING FOR ANY OTHER REASON

26.1 If an Awardholder to whom a Contingent Share Award has been made Leaves for any other reason then:-

26.1.1 the Grantor shall, as soon as reasonably practicable after the Leaving Date, procure the transfer to, or to the order of, the Awardholder such of the Award Shares as were, immediately before the Leaving Date, Vested Award Shares; and

26.1.2 unless the Grantor otherwise determines and notifies the Awardholder within the period of 30 days after the Leaving Date, the Contingent Share Award shall lapse in respect of unvested Award Shares.

26.2 A determination made (if at all) as mentioned in Rule 26.1.2 shall specify:-

26.2.1 the proportion of Award Shares in respect of which the Contingent Share Award may be retained (having regard to Rule 36.6);

26.2.2 the circumstances in which such Contingent Share Award shall lapse before any of the Shares in respect of which it may be retained become Vested Award Shares; and

26.2.3 such other conditions upon the vesting of such Contingent Share Award as the Grantor (or in the case of a director of the Company, the Committee) may specify.

26.3 If the Awardholder is a director of the Company, no such determination as mentioned in Rule 26.1.2 shall be made without the consent of the Committee.

27. CONTINGENT SHARE AWARD – LEAVING FOR MISCONDUCT

27.1 If either:-

27.1.1 an Awardholder Leaves by reason of Misconduct; or

27.1.2 Leaves and the Company subsequently determines that before the Leaving Date circumstances had arisen in which the Awardholder's Employer was entitled to dismiss the Awardholder summarily

a Contingent Share Award granted to the Awardholder shall immediately lapse and none of the Grantor, the Company or the Awardholder's Employer shall be under any obligation to transfer or procure the transfer of any Shares or of any interest in Shares pursuant to such Contingent Share Award.

27.2 The provisions of Rule 27.1 shall have effect in relation to a Contingent Share Award regardless of whether the Performance Condition has then been satisfied in whole or in part.

PART E: FORFEITABLE SHARES

28. FORFEITABLE SHARES

28.1 The Trustee (acting with the consent of the Company), or the Company, may, from time to time, invite any Eligible Employee to accept, on the terms of this Plan, the transfer of the beneficial interest in a given number of Shares which shall be at risk of forfeiture as described in Rule 28.6 if and insofar as a Performance Condition is not satisfied.

28.2 It shall be a term of an Award of Forfeitable Shares that the Awardholder agrees to be bound by contract with the Grantor:-

28.2.1 to permit legal title to the Forfeitable Shares to remain with the Trustee throughout the period ending with such Shares becoming Vested Award Shares ("the Holding Period"); and

28.2.2 not to assign, charge, or otherwise dispose of the Awardholder's beneficial interest in such Forfeitable Shares otherwise than as mentioned in Rule 28.3.

28.3 The Awardholder may direct the Trustee to do any of the following during the Holding Period:-

28.3.1 accept an offer for any or all of the Awardholder's Forfeitable Shares ("the Original Shares") if the acceptance or agreement will result in a new holding being equated with the Original Shares for the purposes of UK capital gains tax;

28.3.2 agree to a transaction affecting the Awardholder's Forfeitable Shares if the transaction would be entered into as a result of a compromise, arrangement or scheme applicable to or affecting all of the Ordinary Share Capital;

28.3.3 accept an offer for the Awardholder's Forfeitable Shares of cash (with or without other assets) or a Qualifying Corporate Bond (whether alone or with other assets, or cash, or both) if the offer forms part of a general offer made to holders of Shares and is made in the first instance on a condition such that if it is satisfied, the person making the offer will have control of the Company.

28.4 For the purposes of Rule 28.3.3, "control" shall have the meaning given by section 416 of the Taxes Act.

28.5 The provisions of Rule 28.3 shall have effect subject to the provisions of Part H.

Forfeiture of Award Shares

28.6 If the performance of the Company over the Performance Period is such that the Performance Condition is not met at all, the Awardholder shall forfeit all of his interest in all of the Award Shares which, at the Leaving Date, are not Vested Award Shares.

28.7 If the performance of the Company over the Performance Period is such that the applicable Performance Condition is met in part, but not in full, so that some, but not all, of the Award Shares comprised in an award of Forfeitable Shares become Vested Award Shares, the Awardholder shall forfeit all of his interest in the balance of the unvested Award Shares.

28.8 If and insofar as any Award Shares comprised in an Award of Forfeitable Shares become Vested Award Shares, such Shares shall be released to, or to the order of,

the Awardholder who, subject to Rule 37, may direct the Trustee to sell or otherwise deal with such Shares in such manner as the Awardholder may direct.

28.9 In the absence of any such direction, the Trustee shall transfer title to such Shares into the name of the Awardholder or, if the Awardholder is a participant in the Company's Corporate Nominee Facility, to the Corporate Nominee.

Power of Attorney

28.10 It shall be a term of an Award of Forfeitable Shares that the Awardholder grants, to such person or persons as the Company may nominate, an irrevocable power of attorney for the purpose of giving effect to any such transfer of the Awardholder's interest in any Forfeitable Shares.

28.11 An Awardholder shall not be entitled to any consideration or compensation for the forfeiture of any Forfeitable Shares.

29. FORFEITABLE SHARES – LEAVING BY REASON OF A SPECIFIED CIRCUMSTANCE

29.1 The following provisions of this Rule 29 shall apply if an Awardholder to whom Forfeitable Shares have been awarded Leaves by reason of a Specified Circumstance.

29.2 Subject to Rule 31, the Trustee shall, as soon as reasonably practicable after the Leaving Date, release and transfer to, or to the order of, the Awardholder such of the Award Shares which, immediately before the Leaving Date, were Vested Award Shares.

29.3 If, before the end of the Performance Period, the Awardholder Leaves by reason of a Specified Circumstance then, subject to Rule 31, the Trustee shall:-

29.3.1 as soon as reasonably practicable after the end of the Performance Period, release and transfer to, or to the order of, the Awardholder, a proportion (corresponding to such proportion of the Performance Period as fell before the Leaving Date) of the Award Shares which become Vested Award Shares in consequence of the Performance Condition being satisfied; or

29.3.2 if the Directors so determine, as soon as reasonably practicable after the Leaving Date, release and transfer to, or to the order of, the Awardholder, a proportion, (corresponding to such proportion of the Performance Period as fell before the Leaving Date), of such of the Award Shares which become Vested Award Shares in consequence of the Directors making a determination pursuant to Rule 36.6 (*Deemed Vesting on Leaving*).

29.4 The Grantor may, with the agreement of the Committee, release to, or to the order of, the Awardholder, a proportion of the Award Shares which is greater than the proportion mentioned in Rule 29.2 or 29.3.1, provided that, in determining such proportion, the Committee shall, if appropriate, have due regard to the extent to which, as at the Leaving Date, the Company might reasonably have been expected to meet the Performance Condition.

29.5 The Awardholder shall forfeit the remaining Forfeitable Shares.

30. FORFEITABLE SHARES - LEAVING FOR ANY OTHER REASON

30.1 If an Awardholder to whom Forfeitable Shares have been awarded Leaves for any other reason then:-

30.1.1 the Trustee shall release and transfer to, or to the order of, the Awardholder such of the Award Shares as were, immediately before the Leaving Date, Vested Award Shares; and

30.1.2 unless the Company otherwise determines and notifies the Awardholder within 30 days after the Leaving Date, the Awardholder shall forfeit the remaining Forfeitable Shares.

30.2 A determination made (if at all) as mentioned in Rule 30.1.2 shall specify:-

30.2.1 the proportion of Forfeitable Shares which shall then be forfeited (having regard to Rule 36.6);

30.2.2 the circumstances in which the remaining Forfeitable Shares shall be forfeited before such Shares become Vested Award Shares; and

30.2.3 such other conditions upon the vesting of such Forfeitable Shares as the Grantor (or in the case of a director of the Company, the Committee) may specify.

30.3 If the Awardholder is a director of the Company, no such determination as mentioned in Rule 30.1.2 shall be made without the consent of the Committee

31. FORFEITABLE SHARE AWARD – LEAVING FOR MISCONDUCT

31.1 If either:-

31.1.1 an Awardholder Leaves by reason of Misconduct; or

31.1.2 Leaves and the Company subsequently determines that before the Leaving Date circumstances had arisen in which the Awardholder's Employer was entitled to dismiss the Awardholder summarily

the Awardholder shall immediately forfeit all of his interest in all of his Forfeitable Shares.

31.2 The provisions of Rule 31.1 shall have effect in relation to a Forfeitable Share Award regardless of whether the Performance Condition set in relation to such Forfeitable Share Award has then been satisfied.

32. RELEASE OF FORFEITABLE SHARES

32.1 If and insofar as any Forfeitable Shares become Vested Award Shares, such Shares shall be released to, or to the order of, the Awardholder who, subject to Rule 37, may direct the Trustee to sell or otherwise deal with such Shares in such manner as the Awardholder may direct.

32.2 In the absence of any such direction, the Trustee shall transfer title to such Shares into the name of the Awardholder or, if the Awardholder is a participant in the Company's Corporate Nominee Facility, to the Corporate Nominee.

33. DIVIDENDS

Before an Award of Forfeitable Shares is made on any occasion, the Grantor (acting, in the case of an award to a director of the Company, with the consent of the Committee) may determine that the Awardholder must first agree to surrender or renounce in favour of the Trustee any rights or entitlement to dividends on Forfeitable Shares in respect of which the Award subsists on terms that an amount equal to not less than the aggregate amount or value of such dividends on such of the Forfeitable

Shares as become Vested Award Shares shall be paid to the Awardholder when such Shares become Vested Award Shares.

34. VOTING RIGHTS

34.1 In relation to any matter on which the Trustee has a right or opportunity as a member of the Company to vote or to exercise any other rights, the Trustee may, but shall not be obliged to, seek irrevocable directions from the holder of any Forfeitable Share Award as to the manner in which the Trustee should exercise such rights in respect of the Awardholder's Award Shares.

34.2 The Trustee shall comply with such directions and if, before such time as may be specified in writing by the Trustee, the Trustee does not receive directions in respect of the exercise of voting or other rights attaching to any Forfeitable Shares, then, except as otherwise provided in Rule 34.3 the Trustee shall refrain from exercising any such rights.

34.3 The Trustee shall not be entitled to vote on a show of hands on a particular resolution in respect of Forfeitable Shares held on behalf of Awardholders unless all directions received from those Awardholders who have given directions in respect of that resolution are identical.

34.4 The Trustee shall not be under any obligation to call for a poll, and in the event of any poll the Trustee shall, in relation to Forfeitable Shares, vote only in accordance with the directions of Awardholders.

35. RIGHTS ISSUES

35.1 If the Company makes an offer or invitation conferring any rights upon its members to acquire, against payment, additional rights or securities in the Company or any other company which is or will become an Associated Company, the Trustee shall allocate such rights or securities amongst the holders of Forfeitable Shares concerned in direct proportion to the number of such Forfeitable Shares respectively held by the Trustee on behalf of each Awardholder and, if such allocation shall give rise to a fraction of a security or a transferable unit the Trustee shall round down to the next whole unit and shall aggregate the fractions not so allocated and use best endeavours to sell any rights or units which are not so allocated and distribute the net proceeds of sale (after deducting any expenses of sale and any taxation which may be payable) proportionately amongst the holders of such Forfeitable Shares whose allocation was rounded down, provided that any sum of less than £3 otherwise distributable to a particular Awardholder may be retained by the Trustee.

35.2 If the Company makes an offer or invitation conferring any rights upon its members to acquire, against payment, additional rights or securities of any description in the Company or any other company which is or will become an Associated Company, the Trustee shall comply with any direction from an Awardholder concerning the exercise or sale of any rights attributable to the Awardholder's Forfeitable Shares **PROVIDED THAT** the Trustee shall not be required to exercise any such rights except to the extent that they have been provided with the full amount payable (if any) on such exercise either by the Awardholder concerned or, if the Awardholder so directs as mentioned in Rule 35.4, out of the net proceeds of the sale, nil paid, of another part of the rights attributable to that Awardholder's Forfeitable Shares.

35.3 If no such direction as is mentioned in Rule 35.2 is received at least 7 business days before the last day on which such rights may be exercised, the Trustee shall take no action in relation to such rights.

35.4 If an Awardholder so directs the Trustee at least 7 business days before the last day on which such rights may be exercised, the Trustee shall exercise a proportion of such

rights by selling sufficient of the rights, nil paid, so that out of the net proceeds of sale, the balance of the rights may be exercised.

35.5 Shares acquired by the Trustee on behalf of an Awardholder upon the exercise of such rights as are mentioned in Rule 35.2 and which are conferred in respect of Forfeitable Shares and are acquired in the manner mentioned in rule 35.4 shall, for the purposes of this Plan, be held by the Trustee as Forfeitable Shares and be deemed to have been awarded to the Awardholder in the same way and at the same time as were the Awardholder's Award Shares in respect of which such rights were conferred.

35.6 Subject to Rule 35.5, any shares or other securities acquired by the Trustee on behalf of an Awardholder in any of the circumstances mentioned in Rules 35.1 or 35.2 (otherwise than any new securities allotted by the Company by way of capitalisation issue to the Trustee in respect of an Awardholder's Forfeitable Shares) shall not be held in the Plan and shall not form part of that Awardholder's Award Shares, but shall be held by the Trustee as bare trustee for the Awardholder.

PART F: PERFORMANCE CONDITIONS

36. PERFORMANCE CONDITIONS

36.1 Unless the Directors otherwise determine, a Performance Condition shall relate to performance over a minimum period of three Years, beginning not earlier than that in which the Award is made, measured against such objective criteria as shall be specified by the Committee.

36.2 A Performance Condition may provide that a given number or proportion of Award Shares shall become Vested Award Shares according to whether, and the extent to which, different levels of performance are achieved or exceeded.

36.3 After an Award has been granted the Committee may (with the consent of the Grantor, where appropriate), in appropriate circumstances, amend the Performance Condition if an event has occurred or events have occurred in consequence of which the Committee reasonably considers that the existing Performance Condition should be so amended to ensure that the objective criteria against which the performance of the Company will then be measured will be a fairer measure of such performance and that any amended Performance Condition will afford a more effective incentive to the Awardholder.

36.4 The number of Shares in respect of which Award Shares shall become Vested Award Shares on any occasion shall be rounded up to the nearest whole number of Shares.

Deemed Vesting upon a Corporate Event

36.5 If, before the end of the Award Period, circumstances arise as mentioned in Rules 40 ("*Demerger*"), 41 ("*Compulsory Acquisition, etc*") or 42 ("*Change of Control*") the Committee shall determine whether and to what extent any Performance Condition shall then be deemed to be satisfied having regard to the progress towards meeting any applicable Performance Condition.

Deemed Vesting upon Leaving

36.6 If an Awardholder Leaves before the end of the Award Period, the Committee may determine whether and to what extent any Performance Condition shall then be deemed to be satisfied having regard to the progress towards meeting any applicable Performance Condition.

Determination by the Committee

36.7 The questions of:-

36.7.1 whether and to what extent a Performance Condition is or is deemed to be satisfied; and

36.7.2 the number or proportion of Award Shares which become Vested Award Shares

shall be for the determination of the Committee whose decision shall be final and binding.

36.8 In making any such determination, the Committee shall be entitled to make such adjustment as may, in their opinion, be appropriate to take account of the underlying financial performance of the Company over the Performance Period (or that part of the Performance Period as has then elapsed).

36.9 The Company shall, as soon as practicable, notify an Awardholder of the fact that a Performance Condition has been satisfied in whole or in part.

PART G: RECOVERY OF AWARD TAX LIABILITY

37. RECOVERY OF AWARD TAX LIABILITY

37.1 If, on any occasion, any Award Tax Liability arises in relation to, or in consequence of, anything done pursuant to this Plan, then unless:-

37.1.1 the Awardholder has previously made arrangements, satisfactory to the Company, for payment of his Award Tax Liability; or

37.1.2 the Awardholder has authorised the Grantor to the extent necessary to reimburse the Awardholder's Employer, to sell as agent for the Awardholder (at the best price which can reasonably be expected to be obtained at the time of sale) a sufficient number of Vested Award Shares, and to procure payment to the Awardholder's Employer out of the net proceeds of sale of such Shares (after deduction of all fees, commissions and expenses incurred in relation to such sale) of monies sufficient to satisfy the indemnity mentioned in Rule 0

the Grantor shall, to the extent necessary to reimburse the Awardholder's Employer, have the right to sell as agent for the Awardholder (as mentioned in Rule 37.1.2) a sufficient number of the Vested Award Shares, and to procure payment to the Awardholder's Employer, out of the net proceeds of sale of such Shares (after deduction of all fees, commissions and expenses incurred in relation to such sale) of monies sufficient to satisfy the indemnity mentioned in Rule 0 and/or the Awardholder's Employer shall have the right to deduct the requisite amount from the Awardholder's salary.

38. DEEMED VESTING

38.1 References in this Part H to Award Shares becoming Vested Award Shares are to be construed as references to Award Shares becoming Vested Award Shares in consequence of a determination by the Committee pursuant to Rule 36.5.

38.2 The provisions of Rules 41 - 44 (inclusive) shall have effect subject to Rule 45.

39. INTERNAL REORGANISATION – NIL-COST OPTION AWARDS

39.1 If:-

39.1.1 in consequence of a demerger, reorganisation, reconstruction or amalgamation, the Company will come under the Control of another company, or the business of the Company will then be carried on by another company and, in either case, substantially all of the persons who owned the Ordinary Share Capital immediately before such change of Control will immediately thereafter continue to have Control of the Company and will then own more than 50 per cent of the issued ordinary share capital of such other company (other than fixed-rate preference shares); and

39.1.2 holders of all Nil-Cost Option Awards and Vested Options are each invited to accept an Exchange of Awards

then:-

(a) the following provisions of this Part H shall not apply; and

(b) all Nil-Cost Option Awards and Vested Options shall lapse and cease to be exercisable at the end of the period of 21 days beginning with the date on which such invitation is made or, if later, the end of the period in which the Awardholder may accept such invitation.

39.2 The following provisions of this Part H shall have effect subject to this Rule 39.

40. DEMERGER

40.1 If:-

40.1.1 notice is given to shareholders of the Company of a proposed demerger of the Company or of any Subsidiary; and

40.1.2 the Committee is of the opinion, and the Independent Advisers have confirmed, that the interests of Awardholders would or might be substantially prejudiced by the proposed demerger

the Company may, as soon as practicable:-

(a) notify Awardholders that Nil-Cost Option Awards may then be exercised, within one month (or such longer period as may be specified in such notice), in respect of such of the Award Shares (if any) which, in consequence of the application of Rule 36.5, then become Vested Award Shares; or

(b) procure the transfer to Awardholders of such of the Shares under Contingent Share Awards (if any) which, in consequence of the application of Rule 36.5, then become Vested Award Shares; and

(c) procure that such of the Forfeitable Award Shares (if any) which, in consequence of the application of Rule 36.5, then become Vested Award Shares are released to, or to the order of, the Awardholder.

40.2 A Nil-Cost Option and a Vested Option which is not exercised within the period specified pursuant to Rule 40.1(a) shall, if the Directors so determine and specify in the notice given to Awardholders, lapse and cease to be exercisable at the end of that period.

41. STATUTORY RECONSTRUCTION

41.1 Subject to 41.2, if the court sanctions a compromise or arrangement proposed for the purposes of or in connection with a scheme for the reconstruction of the Company or its amalgamation pursuant to section 425 of the Companies Act 1985, the Company may:-

41.1.1 notify Awardholders that Nil-Cost Option Awards may then be exercised, within the period of 3 months commencing on the date on which the compromise or arrangement becomes effective (or, if the Directors so determine, the earlier date when the court sanctions the compromise or arrangement) in respect of a proportion (corresponding to such proportion of the Award Period as had elapsed at such date) of such of the Award Shares (if any) which, in consequence of the application of Rule 36.5, then become Vested Award Shares; and

41.1.2 procure the transfer to Awardholders of a proportion (corresponding to such proportion of the Award Period as had elapsed at such date) of such of the Shares under Contingent Share Awards (if any) which, in consequence of the application of Rule 36.5, then become Vested Award Shares.

41.1.3 procure that a proportion (corresponding to such proportion of the Performance Period as had elapsed at such date) of such of the Forfeitable Award Share (if any) which, in consequence of the application of Rule 36.5, then become Vested Award Shares are released to, or to the order of, the Awardholder.

41.2 The Company may notify Awardholders that Nil-Cost Option Awards and Vested Options may be exercised subject to the court sanctioning the compromise or arrangement, so that such exercise takes effect immediately after the court sanctions the compromise or arrangement but before such compromise or arrangement becomes effective, but only in respect of such of a proportion (corresponding to such proportion of the Award Period as had elapsed at such date) of the Award Shares (if any) which, in consequence of the application of Rule 36.5, then become Vested Award Shares and, in this event, the Company shall notify Awardholders of the period (of at least 14 days, ending no more than 14 days before the date on which the court is expected to sanction the compromise or arrangement) during which Nil-Cost Option Awards and Vested Options may be so exercised.

41.3 Any entitlement to exercise a Nil-Cost Option Award pursuant to a determination by the Company in accordance with Rule 41.2 shall be in addition to the Awardholder's rights if notice is given to Awardholders pursuant to Rule 41.1.1.

41.4 A Nil-Cost Option and a Vested Option which is not exercised within the period specified pursuant to Rule 41.1.1 or, as the case may be, Rule 41.2, shall, if the Directors so determine and specify in the notice given to Awardholders, lapse and cease to be exercisable at the end of that period.

42. CHANGE OF CONTROL

42.1 If any person:-

42.1.1 obtains Control of the Company as a result of making a general offer to acquire Shares in the Company; or

42.1.2 having obtained such Control, makes such an offer

then the Company shall, as soon as practicable after becoming aware of that event:-

(a) notify Awardholders that Nil-Cost Option Awards may then be exercised, within one month (or such longer period as may be specified in such notice), in respect of a proportion (corresponding to such proportion of the Award Period as had elapsed when such person obtained Control of the Company) of such of the Award Shares (if any) which, in consequence of the application of Rule 36.5, then become Vested Award Shares; and

(b) procure the transfer to Awardholders of a proportion (corresponding to such proportion of the Award Period as had elapsed when such person obtained Control of the Company) of such of the Shares under Contingent Share Awards (if any) which, in consequence of the application of Rule 36.5, then become Vested Award Shares; and

(c) procure that a proportion (corresponding to such proportion of the Performance Period as had elapsed when such person obtained Control of the Company) of such of the Forfeitable Award Shares (if any) which, in consequence of the application of Rule 36.5, then become Vested Award Shares are released to, or to the order of, the Awardholder.

42.2 For the purposes of the preceding provisions of this Rule 42 a person shall be deemed to have Control of the Company if he, and others acting in concert with him, have together obtained Control of it.

42.3 A Nil-Cost Option and a Vested Option which is not exercised within the period specified pursuant to Rule 42.1(a) shall, if the Directors so determine and specify in the notice given to Awardholders, lapse and cease to be exercisable at the end of that period.

43. COMPULSORY ACQUISITION

43.1 If any person becomes bound or entitled to acquire Shares in the Company under sections 428 – 430F of the Companies Act 1985 then the Company shall, as soon as practicable after becoming aware of that event:-

43.1.1 notify Awardholders that Nil-Cost Option Awards and Vested Options may then be exercised at any time when that person remains so entitled or bound but only in respect of a proportion (corresponding to such proportion of the Award Period as had elapsed when Control passed) of such of the Award Shares (if any) which, in consequence of the application of Rule 36.5, then become Vested Award Shares and, if not then exercised, a Nil-Cost Option Award and any Vested Option shall lapse and cease to be exercisable when such person ceases to be so bound or entitled; and

43.1.2 procure the transfer to Awardholders of a proportion (corresponding to such proportion of the Award Period as had elapsed when Control passed) of such of the Shares under Contingent Share Awards (if any) which, in

consequence of the application of Rule 36.5, then become Vested Award Shares; and

43.1.3 procure that a proportion (corresponding to such proportion of the Performance Period as had elapsed when Control passed) of such of the Forfeitable Award Shares (if any) which, in consequence of the application of Rule 36.5, then become Vested Award Shares are released to, or to the order of, the Awardholder.

44. WINDING-UP

44.1 If notice is given to holders of Shares of a resolution for the voluntary winding-up of the Company, then the Company shall, as soon as practicable after becoming aware of that event:-

44.1.1 notify Awardholders that Nil-Cost Option Awards may then be exercised at such times as specified by the notice but only in respect of a proportion (corresponding to such proportion of the Award Period as had elapsed when such notice was given) of such of the Award Shares (if any) which, in consequence of the application of Rule 36.5, then become Vested Award Shares; and

44.1.2 procure the transfer to Awardholders of a proportion (corresponding to such proportion of the Award Period as had elapsed when such notice was given) of such of the Shares under Contingent Share Awards (if any) which, in consequence of the application of Rule 36.5, then become Vested Award Shares; and

44.1.3 procure that a proportion (corresponding to such proportion of the Performance Period as had elapsed when such notice was given) of such of the Forfeitable Award Shares (if any) which, in consequence of the application of Rule 36.5, then become Vested Award Shares are released to, or to the order of, the Awardholder.

44.2 All Nil-Cost Option Awards, Vested Options and Contingent Share Awards shall immediately lapse and cease to be exercisable upon the commencement of a winding-up of the Company.

45. COMMITTEE DISCRETION NOT TO TIME-APPORTION ENTITLEMENTS

If upon the occurrence of any corporate event (as mentioned in Rules 41 - 44 (inclusive) the Committee is of the opinion that the circumstances are exceptional, the Committee may determine that the relevant provision of Part H shall take effect as if, whenever they appear, the words in parenthesis beginning "(corresponding to such proportion of the Performance Period as had elapsed ...)" were omitted, to the effect that the proportion of Award Shares which are deemed to become vested on that occasion shall not then be further reduced by time-apportionment.

PART I: AMENDMENTS

46. VARIATION OF SHARE CAPITAL

46.1 In the event of any alteration of the Ordinary Share Capital by way of capitalisation or rights issue, sub-division, consolidation or reduction, or the payment to shareholders of a special dividend or, subject to Rule 40, a demerger of the Company or of any subsidiary or any other variation of the share capital of the Company, the Committee may make such adjustment as it considers appropriate:-

46.1.1 to the number of Shares in respect of which a Nil-Cost Option Award a Vested Option or a Contingent Share Award subsists;

46.1.2 if a Nil-Cost Option Award or a Vested Option has been exercised but no Vested Award Shares have been transferred, to the number of Shares which may be so transferred

PROVIDED THAT:-

(a) except in the case of a sub-division, consolidation or capitalisation issue, any such adjustment is confirmed in writing by the Independent Advisers to be in their opinion fair and reasonable;

(b) the number of Shares as so adjusted has been rounded down to the nearest whole number; and

(c) if the Grantor is not the Company, no such adjustment shall be made without the consent of the Grantor.

46.2 As soon as reasonably practicable after making any adjustment pursuant to Rule 46.1, the Directors shall (on behalf of the Grantor) give notice to every Awardholder affected thereby and shall, at the written request of any such Awardholder and upon the surrender of any Award Certificates which he holds, deliver, or procure the delivery to him of, revised Award Certificates in respect of his Awards.

47. ALTERATION OF THE PLAN

47.1 The Committee may make any alteration or amendment to this Plan, including such alterations or amendments as may be necessary to take account of any comments of the UK Listing Authority, prior to its approval by shareholders of the Company.

47.2 The Committee may thereafter alter or amend any of the provisions of this Plan in any respect PROVIDED THAT:-

47.2.1 no such alteration or amendment shall be made to the advantage of existing or new Awardholders to the provisions relating to eligibility to participate, the individual and overall limitations on the making of Awards and the basis for determining Awardholders' rights to acquire Shares and the adjustment of such rights in the event of a variation of the Ordinary Share Capital or this Rule 47 without the prior approval by ordinary resolution of the shareholders of the Company **SAVE THAT** the provisions of this Rule 47.2 shall not apply to the extent that such alteration or amendment is in the opinion of the Directors a minor amendment which is necessary or appropriate:-

(a) to benefit the administration of this Plan;

(b) to take account of any change in legislation; or

(c) to obtain or maintain favourable tax, exchange control or regulatory treatment for existing or new Awardholders, the Company, any Subsidiary or any Associated Company; and

47.2.2 if, in relation to any Awards, the Grantor is not the Company, no alteration or addition shall be made to the terms of such Awards without the approval of the Grantor.

47.3 As soon as reasonably practicable after making any such alteration or addition the Directors shall (on behalf of the Grantor) give notice to every Awardholder (if any) affected thereby.

47.4 No alteration shall be made to the terms of any Award without the prior consent of the Awardholder if such alteration would, in the opinion of the Directors, materially prejudice the rights or entitlements of such Awardholder.

48. SERVICE OF DOCUMENTS

48.1 Except as otherwise provided in this Plan, any notice or document to be given by, or on behalf of, the Company or other Grantor or any plan administrator to any person in accordance or in connection with this Plan shall be duly given:-

48.1.1 by sending it through the post in a pre-paid envelope to the address last known to the Company to be his address and, if so sent, it shall be deemed to have been duly given on the date of posting; or

48.1.2 if he holds office or employment with any member of the Group or any Associated Company, by delivering it to him at his place of work or by e-mail or by sending to him a facsimile transmission addressed to him at his place of work and if so sent it shall be deemed to have been duly given at the time of transmission **SAVE THAT** a notice or document shall not be duly given by e-mail unless that person is known by his employer company to have personal access during his normal business hours to information sent to him by e-mail.

48.2 Any notice or document so sent to an Eligible Employee or Awardholder shall be deemed to have been duly given notwithstanding that such Awardholder is then deceased (and whether or not the Company or other Grantor has notice of his death) except where his Personal Representatives have established their title to the satisfaction of the Company and supplied to the Company an alternative address to which documents are to be sent.

48.3 Any notice in writing or document to be submitted or given to the Grantor, the Company or a plan administrator in accordance or in connection with this Plan may be delivered, sent by post, facsimile transmission or e-mail but shall not in any event be duly given unless it is actually received (or, in the case of an e-mail, opened) by the Secretary of the Company or such other person as may from time to time be nominated by the Company and whose name and address is notified to Awardholders.

48.4 For the purposes of this Plan, an e-mail shall be treated as not having been duly sent or received if the recipient of such e-mail notifies the sender that it has not been opened because it contains, or is accompanied by a warning or caution that it could contain or be subject to, a virus or other computer programme which could alter damage or interfere with any computer software or e-mail.

49. RIGHTS ATTACHING TO SHARES

49.1 An issue or transfer of Shares or of any interest in Shares under this Plan shall be subject to the Company's Memorandum and Articles of Association, the Listing Rules, the Model Code or any other requirement or guidance issued by the UK Listing Authority and which relates to dealings in Shares by directors or employees of any member of the Group and to any necessary consents of any government or any other authorities (whether in the United Kingdom or otherwise) under any enactments or regulations from time to time in force. It shall be the responsibility of the Awardholder to do all such things as may be necessary to obtain or obviate the necessity for any such consent.

49.2 All Shares issued or transferred under this Plan shall rank equally in all respects with the Shares then in issue, except for any rights attaching to such Shares by reference to a record date prior to the date of such allotment or transfer.

50. **STAMP DUTY**

Any stamp duty or stamp duty reserve tax payable in respect of a transfer of Shares to, or to the order of, an Awardholder (other than stamp duty or stamp duty reserve tax payable on a sale of Shares by the Grantor at the direction of the Awardholder) shall be paid by the Company or, if different, the Grantor (who shall be reimbursed by the Company).

51. **JURISDICTION**

51.1 This Plan and any Award shall be governed by and construed in all respects in accordance with the laws of England and Wales.

51.2 The courts of England shall have exclusive jurisdiction in relation to any claim, dispute or difference concerning an Award and any matter arising from or in relation to this Plan.

52. **PURCHASES BY TRUSTEE**

An Awardholder may, subject to the Model Code, direct the Trustee to sell Vested Award Shares on his behalf and, in this event, such Shares may, if the Trustee so determines, be purchased by the Trustee **PROVIDED THAT** the price per Share paid by the Trustee is not less than the Market Value of a Share on the date of purchase.

53. **THIRD PARTY RIGHTS**

Except as otherwise expressly stated to the contrary, neither this Plan nor the making of any Award shall have the effect of giving any third party any rights under this Plan pursuant to the Contracts (Rights of Third Parties) Act 1999 and that Act shall not apply to this Plan or to the terms of any Award under it.

****


RECEIVED

DATED 200[ ]

THE WOLFSON MICROELECTRONICS GROUP

EXECUTIVE SHARED OWNERSHIP PLAN

This Plan:-

- has been approved by ordinary resolution of shareholders of the Company on 26 January 2006
- has been established by resolution of the directors of the Company

This copy has been produced to the Extraordinary General Meeting of the Company on 26 January 2006 and signed by the Chairman for the purposes of identification

....
Chairman


Pinsent Masons

THE WOLFSON MICROELECTRONICS GROUP
EXECUTIVE SHARED OWNERSHIP PLAN

1. INTERPRETATION

1.1 In this Plan the following words and phrases have the meanings respectively given below:

"Announcement"	the announcement to a Regulatory Information Service (as defined in The Listing Rules) of the results of the Company for any period
"Associated Company"	any company which, in relation to the Company, is an associated company as that term is defined in section 416 of the Taxes Act but with the omission of the words "or at any time within one year previously"
"Award"	a transfer of the beneficial interest in a given number of Shares as mentioned in Rule 2.1
"the Committee"	the remuneration committee of the Directors
"the Company"	Wolfson Microelectronics plc (incorporated in Scotland with registered number SC089839)
"Control"	has the meaning given in section 840 of the Income and Corporation Taxes Act 1988
"the Co-Owner"	the trustee or trustees for the time being of the No. 2 Trust
"Dealing Day"	a day on which the London Stock Exchange is open for business
"Directors"	the board of directors of the Company or a duly authorised committee of the directors
"Eligible Employee"	a bona fide employee of a member of the Group
"the Group"	the Company and every other company which is a Subsidiary and is under the Control of the Company
"the London Stock Exchange"	London Stock Exchange plc
"the Model Code"	the code adopted by the Company which contains provisions similar in purpose and effect to the provisions of the Model Code on directors' dealings in securities issued by the UK Listing Authority from time to time

"the No. 1 Trust"	the Wolfson Microelectronics No. 1 Employees' Share Trust established by the Company by the execution of a Trust Deed dated [ ]
"the No. 2 Trust"	the Wolfson Microelectronics No. 2 Employees' Share Trust established by the Company by the execution of a trust deed dated [ ]
"Ordinary Share Capital"	the issued ordinary share capital of the Company other than fixed-rate preference shares
"Participant"	a person to whom an Award has been made
"Shares"	Ordinary Shares in the capital of the Company
"Subsidiary"	any company which is a subsidiary (within the meaning of section 736 of the Companies Act 1985) of the Company
"Trustee"	the trustee of the No. 1 Trust

1.2 References in this Plan to "Rules" are to the rules of this Plan as approved by shareholders of the Company in general meeting and amended from time to time in accordance with Rule 6.

2. PARTICIPATION IN THE PLAN

2.1 The Directors of the Company may from time to time, and subject to the following provisions of this Plan, recommend to the Trustee that the Trustee, in the exercise of its discretion, invite one or more Eligible Employees, together with the Co-Owner, to accept a transfer of the whole of the beneficial interest in a given number of Shares on, and subject to, the terms of a "Joint Ownership Agreement" substantially in the form set out in the Schedule to this Plan.

2.2 No such invitation shall be issued to any person who is not an Eligible Employee.

2.3 No such invitation shall be issued to any Eligible Employee who is a director of the Company without the agreement of the Committee.

2.4 An Award made to an Employee who is not a Director may be on terms which omit Clause 11 of the Schedule ("Co-Owner's Performance-Linked Call Option") to the intent that the Participant's entitlement to share in growth in value of the Shares which are the subject of the Award shall not be linked to the performance of the Company (other than growth in the market value of such Shares).

3. TIMING OF AWARDS

3.1 An Award may only be made during the period of:-

3.1.1 42 days immediately after this Plan is approved by shareholders of the Company in general meeting;

3.1.2 42 days beginning with the fourth Dealing Day following an Announcement;

3.1.3 28 days immediately after the person to whom it is made first becomes an Eligible Employee; or

3.1.4 subject to the Model Code, at any other time but only if, in the opinion of the Committee, the circumstances are exceptional.

3.2 If the Trustee is restricted by statute, order or regulation (including any regulation, order or requirement imposed on the Company by the UK Listing Authority or any other regulatory authority) from making an Award within any period as mentioned in Rule 3.1 an Award may be made within the period of 42 days (or, in the circumstances referred to in Rule 3.1.3, 28 days) after all such restrictions are removed.

3.3 No Award may be made in breach of the Model Code.

3.4 No Award may be made after 25 January 2016.

4. OVERALL LIMITS ON THE ISSUE OF NEW SHARES TO SATISFY AWARDS

4.1 Subject to the following provisions of this Rule 4 the Company may issue Shares (as new Shares or out of treasury) to the Trustee for the purposes of satisfying Awards and may do so on such terms, as to subscription price or otherwise, as the Directors may determine.

4.2 The number of Shares which may be issued for the purposes of this Plan on any day, when added to:-

4.2.1 the number of Shares which have previously been issued for the purposes of this Plan; and

4.2.2 the number of Shares issued, or in respect of which rights to subscribe for Shares have previously been granted (and which have not been exercised and have not then ceased to be exercisable), in the period of 10 years ending on that day pursuant to, or for the purposes of, any discretionary executive share incentive scheme established by the Company

shall not exceed 5 per cent of the Ordinary Share Capital on that day.

4.3 The number of Shares which may be issued for the purposes of this Plan on any day, when added to:-

4.3.1 the number of Shares which have previously been issued for the purposes of this Plan; and

4.3.2 the number of Shares issued, or in respect of which rights to subscribe for Shares have previously been granted (and which have not been exercised and have not then ceased to be exercisable), in the period of 10 years ending on that day pursuant to, or for the purposes of, any other employees' share scheme

shall not exceed 10 per cent of the Ordinary Share Capital on that day.

4.4 For the purposes of this Rule 4, "year" means a calendar year.

4.5 For the purposes of this Rule 4 references to rights to subscribe for Shares shall, if so required in accordance with guidance issued by the Association of British Insurers, be taken to include references to rights to acquire Shares issued or to be issued out of treasury.

4.6 In applying the limits imposed by Rules 4.2 and 4.3, no account shall be taken of Shares issued, or in respect of which rights to subscribe for Shares were granted, before the date on which Shares were first admitted to listing on the London Stock Exchange.

4.7 For the avoidance of doubt, if Shares issued to the trustee of any employees' trust established by the Company have been counted for the purpose of this Rule 4, they shall not also be counted when they are used to satisfy an Award (or a right granted under any other employees' share scheme of the Company).

5. INDIVIDUAL LIMITS ON THE MAKING OF AWARDS

Save in circumstances which are considered by the Committee to be exceptional, the aggregate Market Value of Shares in respect of which Awards are made to an Eligible Employee in any Year shall not be greater than 100 per cent of the rate of basic annual salary payable to such Eligible Employee at the date on which the Employee is invited to accept the relevant Award.

6. ALTERATION OF THE PLAN

The Directors, acting only on the recommendation of the Committee, may alter or amend any of the provisions of this Plan in any respect **PROVIDED THAT** no such alteration or amendment shall be made to the advantage of existing or new Participants to the provisions relating to eligibility to participate, the individual and overall limitations on the making of Awards or this Rule 6 without the prior approval by ordinary resolution of the shareholders of the Company **SAVE THAT** the provisions of this Rule 6 shall not apply to the extent that such alteration or amendment is in the opinion of the Directors a minor amendment which is necessary or appropriate:-

(a) to benefit the administration of this Plan;

(b) to take account of any change in legislation; or

(c) to obtain or maintain favourable tax, exchange control or regulatory treatment for existing or new Participants, the Company, any Subsidiary or any Associated Company.

****

SCHEDULE

DATED [ ] 200[ ]

(1) [XYZ] TRUSTEES LIMITED ("THE TRANSFEROR")
(as trustee of The Wolfson Microelectronics No.1 Employees' Share Trust)

(2) [EMPLOYEE] ("THE EMPLOYEE")

(3) [XYZ] TRUSTEES LIMITED ("the CO-OWNER")
(as trustee of The Wolfson Microelectronics No.2 Employees' Share Trust)

THE WOLFSON MICROELECTRONICS GROUP
EXECUTIVE SHARED OWNERSHIP PLAN

JOINT OWNERSHIP AGREEMENT



Pinsent Masons

CONTENTS

THE WOLFSON MICROELECTRONICS GROUP EXECUTIVE SHARED OWNERSHIP PLAN JOINT OWNERSHIP AGREEMENT

THIS AGREEMENT is made the day of [ ] 200[ ]

BETWEEN:-

(1) **[XYZ] TRUSTEES LIMITED** (incorporated in the Island of [ ] with registered number [ ]) whose registered office is at [address] in its capacity as trustee of The Wolfson Microelectronics No.1 Employees' Share Trust the "**Transferor**");

(2) **[EMPLOYEE]** of [address] (the "**Employee**"); and

(3) **[XYZ] TRUSTEES LIMITED** (incorporated in the Island of [ ] with registered number [ ]) whose registered office is at [address] in its capacity as trustee of The Wolfson Microelectronics No.2 Employees' Share Trust (the "**Co-Owner**").

WHEREAS:-

(A) The Employee is an employee of [Wolfson Microelectronics plc (the "**Company**")].

(B) The Co-Owner is the sole trustee of a settlement created by the Company for the benefit of employees and former employees (and their respective dependants) of the Employer Company and any of its participating subsidiaries from time to time.

(C) The Employee and the Co-Owner wish to acquire from the Transferor, and the Transferor has agreed to transfer to the Employee and the Co-Owner (acting jointly), the whole of the unencumbered beneficial interest in [ ] fully-paid ordinary shares in the capital of the Company (the "**Shares**") upon and subject to the terms of Clause 2 of this Agreement.

(D) The Employee and the Co-Owner have agreed to hold the Shares, and exercise the rights attaching to the Shares, upon the terms set out in this Agreement.

[(E) The middle market price of such a Share on the Dealing Day last preceding the date of this Agreement (as derived from the Daily Official List of the London Stock Exchange on the date of this Agreement) is £[X].]

NOW IT IS HEREBY AGREED as follows:-

1. DEFINITIONS

1.1 In this Agreement and the recitals above:-

"the Carrying Cost" means, on any given day, the amount, £X, determined as follows:-

$$X = \left(\frac{[0.05]}{365} \times \textit{Initial Market Value of the Jointly Owned Shares} \right) \times Y$$

where Y is the number of days in the period beginning with the date of this Agreement and ending on such given day

"the Company" means Wolfson Microelectronics plc registered in Scotland with no. SC089839

"Control"	has the meaning given in section 840 of the Taxes Act
"the Co-Owners Call Option"	means the rights to acquire the whole or, as the case may be, a proportion of the Employee's Interest granted to the Co-Owner pursuant to Clauses [11], 12 and 13
"Dealing Day"	means a day on which the London Stock Exchange is open for business
"Employee's Interest"	means, on any given day, the interest of the Employee in the Jointly Owned Shares
"Employee Tax Liability"	in relation to the Employee, liability of the Employer Company to account to HM Revenue and Customs for any amount of, or representing, income tax or National Insurance contributions which may arise upon the disposal or part-disposal of the Jointly Owned Shares or of the Employee's Interest
"Employee's Percentage"	means, on any given day, the proportion (expressed as a percentage) of the aggregate proceeds of sale of all of the Jointly Owned Shares which would be due to the Employee if all of the Jointly Owned Shares were sold in the market on that day or, if that is not a Dealing Day, on the last preceding Dealing Day
"Employer Company"	means, the company which is obliged, under regulations made under section 684 of ITEPA or the laws, regulations and practices currently in force relating to liability for, and the collection of, National Insurance contributions, to account for any Employee Tax Liability
"Excepted Reason"	means:- (a) injury, disability or ill-health (being in any such case, evidenced to the satisfaction of the directors of the Company) (b) retirement on or after reaching the age at which the Employee is anticipated to retire in accordance with the terms of his contract of employment, or (c) death in service
"Group"	means the Company and every other company which is a Subsidiary and is under the Control of the Company
"Initial Market Value of the Jointly Owned Shares"	means £[ ] (being [ ] x [the average of the middle market quotations/the middle market price] of a Share as derived from the Daily Official List of the London Stock Exchange for the [3 consecutive Dealing Days/Dealing Day] immediately preceding the date of this Agreement)
"ITEPA"	means the Income Tax (Earnings & Pensions) Act 2003
"Joint Owners"	means the Co-Owner and the Employee

"Jointly Owned Shares"	the [ ] Shares acquired by the Joint Owners pursuant to Clause 2 of this Agreement
"London Stock Exchange"	means London Stock Exchange plc
"Market Value"	has the meaning given in Part VIII of the Taxation of Chargeable Gains Act 1992
"Model Code"	means the code adopted by the Company which contains provisions similar in purpose and effect to the provisions of the Model Code on Directors' Dealings in Securities as set out in the Listing Rules issued by the UK Listing Authority from time to time
"No.2 Trust"	means The Wolfson Microelectronics No.2 Employees' Share Trust
"Ownership Proportion"	means, in relation to a Jointly Owned Share on any given day, the proportion (Co-Owner) A:B (Employee) where:-

A is the aggregate of the Threshold Amount and the Carrying Cost, less 1p (one penny) per Share; and

B is either:-

(i) the Market Value of a Share on that day less A; or

(ii) if such Market Value is then equal to or less than A, zero

SAVE THAT if on that day the Market Value of the Jointly Owned Shares is less than the Initial Market Value of the Jointly Owned Shares, the reference to "1p (one penny) per Share" in the definition of A above shall be construed as a reference to (C/D x 1p (one penny)) per Share where:-

C is the Market Value of a Share on that day; and

D is £[IMV of a Share]

"Performance Period"	means the period of three consecutive financial years of the Company ending 31 December 200[ ]
"Personal Information"	means, in relation to the Employee, personal information about him including his name, home address, telephone number, e-mail address, date of birth, national insurance number, salary details, nationality, domicile, tax residence, any Shares or interests in Shares or directorships held in any member of the Group, details of all entitlements to Shares in the Company awarded to him and any other information of a personal nature which might or could be used to identify him
"Personal Representatives"	in relation to the Employee, his legal personal representatives, being either the executors of his will to whom a valid grant of probate has been made or, if he dies intestate, the duly appointed administrator(s) of his

	estate who have provided to the Co-Owner evidence of their appointment as such
"the Plan"	means The Wolfson Microelectronics Group Executive Share Ownership Plan
"Qualifying Corporate Bond"	has the meaning given by section 117 of the Taxation of Chargeable Gains Act 1992
["the Relevant Proportion"	has the meaning given in Clause 11.3]
"Rights Issue"	means a conferment of rights in respect of any Jointly Owned Shares to be allotted, on payment, other shares or securities or rights of any description in the same company
"Share"	means a fully-paid ordinary share of 0.1p (one-tenth of one penny) nominal value in the capital of the Company
"Subsidiary"	means any company which is a subsidiary (within the meaning of section 736 of the Companies Act 1985) of the Company
"Taxes Act"	means the Income and Corporation Taxes Act 1988
"Threshold Amount"	means £[ ] per Share or such other amount as is from time to time determined pursuant to Clause 5 of this Agreement
"Trust Deed"	means the deed dated [ ] constituting The Wolfson Microelectronics No.1 Employees' Share Trust of which the Transferor is the sole trustee
"UK Listing Authority"	means the Financial Services Authority in its capacity as the competent authority for the purposes of Part VI of the Financial Services and Markets Act 2000.

1.2 References to "the Co-Owner" shall be read and construed as including a reference to the trustee or trustees for the time being of the No. 2 Trust.

1.3 For the purposes of the interpretation of this Agreement:-

1.3.1 no account shall be taken of the Clause headings which have been inserted for ease of reference only;

1.3.2 references to any statutory provision shall be read and construed as references to such provision as amended or re-enacted from time to time.

2. INITIAL ACQUISITION OF SHARES

2.1 In the exercise of the powers conferred upon the Transferor by sub-Clause 2.3 of the Trust Deed and any and every other power so enabling the Transferor and in consideration of the payment to the Transferor by the Employee of 1p (one penny) per Share and the Co-Owner of [ ]p per Share (receipt whereof the Transferor hereby acknowledges) the Transferor **HEREBY TRANSFERS** to the Employee and the Co-Owner beneficial ownership of [ ] Shares to the intent that the whole of the unencumbered beneficial interest in such Shares shall henceforth be owned jointly by the Employee and the Co-Owner (the latter in its capacity as trustee of the No.2

Trust) in undivided shares (as tenants in common) upon and subject to the following terms of this Agreement.

2.2 The Transferor **HEREBY ACKNOWLEDGES AND AGREES** that, for so long as the Transferor retains legal title to the Jointly Owned Shares, the Transferor shall hold the Jointly Owned Shares as bare trustee for the Joint Owners and shall deal with the Jointly Owned Shares and all of the rights attaching to the Jointly Owned Shares only in accordance with the instructions of the Joint Owners.

2.3 The Employee **AGREES AND UNDERTAKES** to join with the Employer Company in making an irrevocable election pursuant to section 431(1) of ITEPA in the form set out in Appendix 2 to this Agreement or in such other form as may be approved by the Inland Revenue, within the period of 14 days beginning with the date of this Agreement.

The Joint Owners hereby agree between themselves as follows:-

3. OWNERSHIP BY THE JOINT OWNERS OF THE JOINTLY OWNED SHARES

3.1 The Joint Owners shall deal with the Jointly Owned Shares and the rights attaching to the Jointly Owned Shares only in accordance with the following terms of this Agreement.

3.2 The Jointly Owned Shares shall remain registered in the name of the Transferor who shall hold the legal title to the Jointly Owned Shares as bare trustee for the Joint Owners.

3.3 Subject to Clause 20 (Death of the Employee), neither of the Joint Owners shall transfer or create any rights in or over their interest in any of the Jointly Owned Shares without the prior consent in writing of the other Joint Owner.

4. DIVISION OF PROCEEDS OF SALE

4.1 Subject to Clauses 4.3, [11], 12 and 13 if on any occasion a Share is sold by the Joint Owners, the aggregate amount or value of the proceeds of sale of such Share shall be divided between and paid to each of the Joint Owners on the basis that:-

4.1.1 the Employee shall receive 1p (one penny) plus such amount (if any) of the proceeds of sale as exceeds the aggregate of the Threshold Amount and the Carrying Cost; and

4.1.2 the Co-Owner shall receive the balance of the proceeds of sale.

4.2 If on such day the Market Value of the Share is less than the Initial Market Value of the Jointly Owned Shares as divided by the number of Jointly Owned Shares at the date of this Agreement, the reference in Clause 4.1.1 above to "1p (one penny)" shall be construed as a reference to (C/D x 1p (one penny)) per Share where:-

C is the Market Value of a Share on that day (or, if that is not a Dealing Day, the last preceding Dealing Day); and

D is £[IMV of a Share].

4.3 Any costs or expenses of such a sale shall be divided between and borne by the Joint Owners in the Ownership Proportion on the date of such sale.

5. ADJUSTMENT OF THE THRESHOLD AMOUNT

5.1 The Threshold Amount shall be adjusted from time to time as may be necessary or appropriate to take proper account of:-

5.1.1 any variation in the share capital of which the Jointly Owned Shares form part; and

5.1.2 any reorganisation or reconstruction of the Company (or of such other company, the capital of which the Jointly Owned Shares then form part) and any demerger of any member of the Group (or of any other such company)

to the intent that the Employee's Interest in each of the Shares acquired by the Joint Owners pursuant to Clause 2 shall be equivalent, in terms of value, to (i) 1p (one penny) plus (ii) the amount of any growth in the Market Value of such Share in excess of £[ ], less the Carrying Cost.

6. DIVIDENDS

6.1 Any dividends paid on a Jointly Owned Share shall be divided between and paid to each of the Joint Owners in the Ownership Proportion on the first Dealing Day on which Shares in the Company are quoted ex. that dividend.

6.2 Unless otherwise determined by agreement between the Joint Owners, dividends shall be taken in cash and the Transferor shall be instructed not to exercise any right to elect for dividends to be taken in shares or any other form.

7. VOTING RIGHTS

Unless on any occasion the Joint Owners otherwise agree, and subject to Clause 7.3, the Transferor shall cast the votes attaching to the Jointly Owned Shares as follows:-

7.1 if, on the date which falls 20 working days before the relevant meeting of shareholders, the Employee's Percentage is greater than 50%, the Co-Owner shall join with the Employee in instructing the Transferor to cast all of the votes attaching to the Jointly Owned Shares in accordance with the wishes of the Employee;

7.2 if, on the date which falls 20 working days before the relevant meeting of shareholders, the Employee's Percentage is less than or equal to 50%, the Employee may request the Co-Owner to instruct the Transferor to cast the votes attaching to the Jointly Owned Shares in a particular manner. The Co-Owner shall be under no obligation to agree to do so and, in the absence of agreement between the Joint Owners, the Transferor shall refrain from casting votes attaching to any of the Jointly Owned Shares.

7.3 The Transferor shall be under no obligation to cast votes as mentioned in Clauses 7.1 or 7.2 unless the Transferor has received from the Employee and, as appropriate, the Co-Owner, not less than 10 working days before the relevant meeting of shareholders, instructions duly given in accordance with either of Clauses 7.1 or 7.2 (as appropriate).

8. RIGHTS ISSUES

8.1 In the event of a Rights Issue, the Joint Owners shall determine whether to put the Transferor in funds sufficient to take up the rights in full or part.

8.2 In the absence of agreement between the Joint Owners, the Transferor shall sell sufficient of the rights (nil paid) to fund the exercise of the balance of such rights.

8.3 Any shares securities or other rights acquired under a Rights Issue otherwise than as mentioned in Clause 8.2 shall not form part of the Jointly Owned Shares, but shall be divided between and vested in each of the Joint Owners as nearly as may be in proportion to the amounts respectively contributed by each of them to take up the rights.

9. COMPANY REORGANISATIONS (INCLUDING CAPITALISATION ISSUES)

9.1 Subject to Clauses 5 and 8, if there occurs a reorganisation of a company, shares in which form all or part of the Transferor's holding of Jointly Owned Shares, references in this Agreement to the Jointly Owned Shares shall be construed, after the occurrence of such reorganisation, as being or, as the case may be, as including, references to the new holding.

9.2 For the purposes of Clause 9.1, "reorganisation" and "new holding" shall have the meanings given in section 126 of the Taxation of Chargeable Gains Act 1992.

10. COMPANY RECONSTRUCTIONS AND AMALGAMATIONS

10.1 If there occurs in relation to any of the Jointly Owned Shares ("the original holding"):-

10.1.1 a transaction which results in a new holding being equated with the original holding for the purposes of capital gains tax; or

10.1.2 a transaction that would have that result but for the fact that what would be the new holding consists of or includes a Qualifying Corporate Bond

references in this Agreement to the Jointly Owned Shares shall be construed, after the time of such transaction, as being or, as the case may be, as including references to any new shares or securities.

11. [THE CO-OWNER'S PERFORMANCE-LINKED CALL OPTION

11.1 The Employee **HEREBY GRANTS** to the Co-Owner the right, exercisable as mentioned in Clause 11.2, to acquire from the Employee the Relevant Proportion of the Employee's Interest at a price per share which is 1p (one penny) or, if the Market Value of the shares is then less than the Threshold Amount plus the Carrying Cost less 1p (one penny), an amount equal to (C/D x 1p (one penny)) where:

C is the Market Value of a share on the day on which the Co-Owner's Call Option is exercised (or, if that is not a Dealing Day, the last preceding Dealing Day);

D is £[IMV of a share]

11.2 The right granted to the Co-Owner in Clause 11.1 shall be exercisable:

(a) at any time after the Employee gives or receives notice of termination of his contract of employment with any member of the Group or otherwise ceases to hold employment within the Group; and

(b) at any other time after the end of the Performance Period.

11.3 Subject to Clause 11.5, the Relevant Proportion shall be determined by reference to the extent to which the actual real percentage growth in Adjusted Earnings Per Share of the Company over the Performance Period expressed in terms of an annual rate (compounded annually) ("**the RPG**") meets or exceeds the target percentages described in the first column of Clause 11.4.

11.4 Target level of RPG | Relevant Proportion

Target level of RPG	Relevant Proportion
If the RPG is less than 5%	all of the Employee's Interest
If the RPG is equal to 5%	75 per cent of the Employee's Interest
If the RPG is greater than 5% but less than 15%	a percentage of the Employee's interest calculated in accordance with the formula in Clause 11.6.
If the RPG is equal to or greater than 15%	Nil

11.5 If, before the third anniversary of the date of this Agreement, the Employee ceases to hold employment within the Group for any reason, the Relevant Proportion shall be determined as:-

$$1-\frac{A}{36}$$

where: A is the number of months (beginning with the date of this Agreement) which had elapsed at the date of such cessation

11.6 The formula referred in Clause 11.4 above is:

$$\left(1-\frac{x-5}{10}\right) \times 75$$

where x is the actual RPG.

11.7 For these purposes:

(a) The RPG shall be calculated as:-

A – B (expressed as an annual rate, compounded annually)

where: A is the percentage growth in Adjusted Earnings per Share over the Performance Period. This is measured by reference to the Adjusted Earnings per Share in the last Year of the performance period and the Adjusted Earnings per Share in the Year immediately preceding the start of the performance period

B is the percentage growth in the RPI over the Performance Period. This is measured by reference to the RPI for the last month of the Performance Period and the RPI in the month immediately preceding the start of the Performance Period

(b) "Adjusted Earnings per Share" for a Year shall be calculated as the basic earnings per share as derived from the published report and accounts (adjusted for exceptional and extraordinary item) for that year **SAVE THAT** for these purposes the Committee may make such further adjustments as may be necessary or appropriate to take account of changes to accounting standards, to take account of the actual length of the financial year in question, and to ensure a consistent basis of comparison from year to year

(c) A "Year" means a financial year of the Company

(d) "RPI" means, in relation to a given month, the general index of retail prices (all items) for that month published by the Central Statistical Office of the Chancellor the Exchequer.

11.8 If, before the third anniversary of the date of this Agreement, the Employee gives or receives notice of termination of his contract of employment with any member of the Group, or otherwise ceases to hold employment within the Group, for any reason other than an Excepted Reason the Co-Owner shall be entitled to exercise the right granted by Clause 12 in preference to the right granted by this Clause 11.]

12. THE CO-OWNER'S EMPLOYMENT-LINKED CALL OPTION

12.1 The Employee **HEREBY GRANTS** to the Co-Owner the right, exercisable as mentioned in Clause 12.2, to acquire from the Employee the whole of the Employee's Interest at a price per Share which:-

12.1.1 if, before the third anniversary of the date of this Agreement, the Employee ceases to hold employment within the Group otherwise than for an Excepted Reason, is 1p (one penny) or, if the Market Value of the Share is then less than the Threshold Amount plus the Carrying Cost less 1p (one penny), an amount equal to (C/D x 1p (one penny)) where:-

C is the Market Value of a Share on the day on which the Employee so ceases to hold employment (or, if that is not a Dealing Day, the last preceding Dealing Day); and

D is £[IMV of a Share]; and

12.1.2 in all other cases, is equal to the Employee's Percentage of the Market Value of a Share on the day on which such right is exercised.

12.2 The right granted to the Co-Owner in Clause 12.1 shall be exercisable at any time after the Employee gives or receives notice of termination of his contract of employment with any member of the Group or otherwise ceases to hold employment within the Group.

12.3 For the purposes of this Clause 12, the Employee shall not be treated as ceasing to hold employment within the Group until such time as the employee no longer holds office or employment with any member of the Group.

13. THE CO-OWNER'S CONVERSION CALL OPTION

13.1 The Employee **HEREBY GRANTS** to the Co-Owner the right, exercisable as mentioned in Clause 13.3, to call upon the Employee to transfer to, or to the order of, the Co-Owner the Employee's Interest in a proportion of the Jointly Owned Shares (X) in consideration of a transfer to the Employee of the Co-Owner's interest in the balance of the Jointly Owned Shares, to the intent that the Employee shall thereafter hold the entire (undivided) beneficial interest in such balance of the Jointly Owned Shares. For these purposes, the percentage of the Employee's Interest which the Employee may be called upon to exchange in this manner (X) shall be determined as follows:

$$X = A - \frac{B}{AMV} \times 100$$

where: A is the number of Jointly Owned Shares

B is the value of the Employee's Interest which would be realised by the Employee if the Jointly Owned Shares

were to be sold in the market on the Relevant Day

AMV is the Market Value of a Share on the Relevant Day

13.2 For the purposes of Clause 13.1 "the Relevant Day" shall be the day on which notice of exercise of such right is given by the Co-Owner to the Employee or, if that is not a Dealing Day, the next following Dealing Day.

13.3 The right granted to the Co-Owner in Clause 13.1 shall be exercisable at any time after [the third anniversary of the date of this Agreement/if later, the end of the Performance Period].

14. **EXERCISE OF THE CO-OWNER'S CALL OPTION**

14.1 The Co-Owner's Call Option shall be exercised by the Co-Owner giving the Employee notice in writing in the form set out in Appendix 1 to this Agreement.

14.2 [Subject to Clause 14.3], completion of such sale and transfer of the whole or any part of the Employee's Interest shall take place within 21 days after such notice is received by the Employee or, if at any time within such period of 21 days either the Co-Owner or the Employee is or would be restricted from doing so under the requirements of any law, regulation or code of practice (such as the Model Code), within the period of 21 days beginning with the date on which all such restrictions are lifted.

14.3 [If the right granted to the Co-Owner in Clause 11.2 is exercised before the Relevant Proportion has been determined, completion of such sale and transfer of the whole or any part of the Employee's Interest shall instead take place within the period of 21 days after the Relevant Proportion has been so determined (after the end of the Performance Period) or, if at any time within such period of 21 days either the Co-Owner or the Employee is or would be restricted from doing so under the requirements of any law, regulation or code of practice (such as the Model Code), within the period of 21 days beginning with the date on which all such restrictions are lifted.]

14.4 On completion of such sale and transfer of the whole or any part of the Employee's Interest the Joint Owners shall give instructions to the Transferor to deal with the Jointly Owned Shares and all of the rights attaching to the Jointly Owned Shares in accordance with any instructions given by the Co-Owner.

15. **RECOVERY OF EMPLOYEE'S TAX**

15.1 The Employee **HEREBY AGREES WITH AND UNDERTAKES** to the Co-Owner that if an Employee Tax Liability arises the Employee shall, subject to Clauses 15.2 and 15.3, pay to the Employer Company, out of the proceeds of such disposal and within 14 days of being notified by the Employer Company of the amount due, the full amount of such Employee Tax Liability.

15.2 The Transferor and the Co-Owner shall each have the right to deduct out of the proceeds of sale of any of the Jointly Owned Shares, and pay to the Employer Company on behalf of the Employee, a sum sufficient to satisfy the Employee's obligation under Clause 15.1.

15.3 The Co-Owner shall have the right to deduct out of the proceeds of sale payable to the Employee upon the exercise of the Co-Owner's Call Option, and pay to the Employer Company on behalf of the Employee, a sum sufficient to satisfy the Employee's obligation under Clause 15.1.

16. POWER OF ATTORNEY

16.1 The Employee **HEREBY APPOINTS** any director of the Company to be the Employee's lawful attorney for the purpose of signing all such documents and doing all such things as may be necessary or appropriate to give full effect to the terms of Clauses 8.2, 11, 12, 13, 14 and 15 of this Agreement.

16.2 The power of attorney given in Clause 16.1 is given by way of security for the performance of the Employee's obligations in Clauses 8.2, 11, 12, 13, 14 and 15 of this Agreement, and is irrevocable in accordance with section 4 of the Powers of Attorney Act 1971.

17. CHANGE OF ADDRESS

17.1 The Employee **HEREBY UNDERTAKES** to the Co-Owner to notify the Co-Owner of any change in the Employee's address for correspondence and for any communication relating to this Agreement.

18. APPLICABLE LAW

18.1 This Agreement shall be governed by and construed in all respects in accordance with English law.

19. SERVICE OF DOCUMENTS

19.1 Any notice or document to be given by, or on behalf of, the Co-Owner to the Employee in accordance or in connection with this Agreement shall be duly given:-

19.1.1 if the Employee is an employee of any member of the Group, by delivering it to him at his place of work;

19.1.2 by sending it through the post in a pre-paid envelope to the address last known to the Co-Owner to be the Employee's address and, if so sent, it shall be deemed to have been duly given on the date of posting; or

19.1.3 if the Employee holds employment with any member of the Group, by sending a facsimile transmission or electronic communication to a current facsimile number or electronic communication address at his place of work and, if so sent, it shall be deemed to have been given at the time of transmission.

19.2 Any notice or document to be given by the Employee to the Co-Owner in accordance or in connection with this Agreement may be delivered, sent by post or facsimile transmission, but shall not in any event be duly given unless it is actually received by the secretary of the Co-Owner or such other individual as may from time to time be nominated by the Co-Owner and whose name and address is notified to the Employee.

20. DEATH OF THE EMPLOYEE

20.1 If the Employee dies, the benefit of this Agreement shall enure to the benefit of the Employee's Personal Representatives, who shall be entitled to enforce the obligations and liabilities of the Co-Owner as if the Personal Representatives had been a party to this Agreement.

20.2 The obligations and liabilities of the Employee arising under or in consequence of this Agreement shall, if the Employee dies, be binding upon the Employee's Personal Representatives.

21. **AMENDMENT OF THIS AGREEMENT**

21.1 The Joint Owners may at any time, and by the execution of a deed, alter or add to any of the provisions of this Agreement, other than the provisions of Clause 2.2.

21.2 If the Employee is a director of the Company, no such alteration or addition shall be made without the agreement of the Committee and, if so required by the terms of the Plan, the prior approval of shareholders of the Company in general meeting.

22. **THIRD PARTY RIGHTS**

22.1 Subject to Clause 20, neither this Agreement nor the Contracts (Rights of Third Parties) Act 1999 shall have the effect of giving any third party any rights under this Agreement and that Act shall not apply to the terms of this Agreement.

23. **DATA PROTECTION**

The Employee hereby agrees and consents to:-

23.1 the collection, use and processing of Personal Information by the Transferor, the Co-Owner and any other member of the Group for the purposes of giving effect to this Agreement; and

23.2 the transfer of any Personal Information to the Transferor, the Co-Owner and any other member of the Group for or in connection with such purposes.

24. **COUNTERPARTS**

This Agreement may be executed in any number of counterparts, and by the parties on separate counterparts, but shall not be effective until each party has executed at least one counterpart. Each counterpart shall constitute an original of this Agreement, but all of the counterparts shall together constitute but one and the same instrument.

EXECUTED hereto the day and year first before written

EXECUTED as a Deed (but not delivered until dated) for and on behalf of [XYZ] **TRUSTEES LIMITED** in its capacity as trustee of The Wolfson Microelectronics No.1 Employees' Share Trust)
)
)
)
)

Director

Authorised Signatory

EXECUTED as a Deed (but not delivered until dated) by **[EMPLOYEE]** in the presence of:)
)

Signature of Witness:

Name of Witness:

Address:

Occupation:

EXECUTED as a Deed (but not delivered until dated) for and on behalf of **[XYZ] TRUSTEES LIMITED** in its capacity as trustee of The Wolfson Microelectronics No.2 Employees' Share Trust)
)
)
)

Director

Authorised Signatory

APPENDIX 1

FORM OF NOTICE OF EXERCISE OF CALL OPTION

(pursuant to Clause 14 of the Joint Ownership Agreement)

To: ....

We, [XYZ] Trustees Limited, being the trustee of The Wolfson Microelectronics No.2 Employees' Share Trust, hereby give notice of the exercise of our right to acquire from you [the whole/the Relevant Proportion (as defined in Clause 11.3 of the Joint Ownership Agreement)] of your individual joint beneficial interest in the Jointly Owned Shares which were the subject of the Joint Ownership Agreement dated [ ] 200[ ] made between [XYZ] Trustees Limited in its capacity as trustee of The Wolfson Microelectronics No.1 Employees' Share Trust, you and ourselves.

We accept and undertake to procure that, in accordance with that Agreement, completion of the sale and transfer of such interest shall:

(a) if this notice of exercise is given pursuant to Clause 11.2 before the Relevant Proportion has been determined, 21 days after the Relevant Proportion has been so determined (after the end of the Performance Period); or

(b) in any other circumstances, within 21 days after you receive this notice; or

(c) if, at any time within such applicable period of 21 days, either of us is or would be restricted under the requirements of any law, regulation or code of practice (such as the Model Code) from giving effect to the Co-Owner's Call Option, within the period of 21 days beginning with the day on which all such restrictions are lifted.

Signed ....

Date...

APPENDIX 2

JOINT ELECTION UNDER S431 ITEPA 2003 FOR FULL OR PARTIAL DISAPPLICATION OF CHAPTER 2 INCOME TAX (EARNINGS AND PENSIONS) ACT 2003

One Part Election

1. Between

the Employee	[name of employee]
whose National Insurance Number is	[ ]
and	
the Company (who is the Employee's employer)	Wolfson Microelectronics plc
of Company Registration Number	SC089839

2. Purpose of Election

This joint election is made pursuant to section 431(1) or 431(2) Income Tax (Earnings and Pensions) Act 2003 (ITEPA) and applies where employment-related securities, which are restricted securities by reason of section 423 ITEPA, are acquired.

The effect of an election under section 431(1) is that, for the relevant Income Tax and NIC purposes, the employment-related securities and their market value will be treated as if they were not restricted securities and that sections 425 to 430 ITEPA do not apply. An election under section 431(2) will ignore one or more of the restrictions in computing the charge on acquisition. Additional Income Tax will be payable (with PAYE and NIC where the securities are Readily Convertible Assets).

Should the value of the securities fall following the acquisition, it is possible that Income Tax/NIC that would have arisen because of any future chargeable event (in the absence of an election) would have been less than the Income Tax/NIC due by reason of this election. Should this be the case, there is no Income Tax/NIC relief available under Part 7 of ITEPA 2003; nor is it available if the securities acquired are subsequently transferred, forfeited or revert to the original owner.

3. Application

This joint election is made not later than 14 days after the date of acquisition of the securities by the employee and applies to:

Number of securities	[ ]
Description of securities	Joint beneficial interest, as tenant-in-common (with the trustee of The Wolfson Microelectronics No.2 Employees' Share Trust), in ordinary shares in Wolfson Microelectronics plc*
Name of issuer of securities	Wolfson Microelectronics plc is the issuer of the shares which are jointly owned. Such shares have been transferred to the joint

* Note: The interest in securities has been acquired pursuant to the Wolfson Microelectronics Group Executive Shared Ownership Plan ("ExSOP")

owners by the trustee of The Wolfson Microelectronics No.1 Employees' Share Trust

Acquired by the Employee on [_] 200[ ]

4. Extent of Application
This election disapplies S.431(1) ITEPA: All restrictions attaching to the securities

5. Declaration
This election will become irrevocable upon the later of its signing or the acquisition (* and each subsequent acquisition) of employment-related securities to which this election applies.

(* *delete as appropriate*)

In signing this joint election, we agree to be bound by its terms as stated above.

…………………………………………… …./…./……….

Signature (Employee) Date

…………………………………………. …./…../………

Signature (for and on behalf of the Company) Date

……………………………………………

Position in company

Note: Where the election is in respect of multiple acquisitions, prior to the date of any subsequent acquisition of a security it may be revoked by agreement between the employee and employer in respect of that and any later acquisition.

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

If you are in any doubt as to the action you should take, you should immediately consult your stockbroker, bank manager, solicitor, accountant or other independent professional adviser duly authorised under the Financial Services and Markets Act 2000 or, if you are resident outside the United Kingdom, another appropriately qualified independent financial adviser.

If you have sold or otherwise transferred all of your shares, you should send this document to the purchaser or transferee or to the stockbroker, bank or other agent through or to whom the sale or transfer was effected for transmission to the purchaser or transferee.

Wolfson Microelectronics plc

(incorporated in Scotland with Registered No. SC089839)

Registered office:

Westfield House
26 Westfield Road
Edinburgh
EH11 2QB

Directors:

David John Carey*
Chairman

Alastair David Milne
Chief Executive Officer and Managing Director

James Robert Craig Reid
Chief Technical Officer and Business Development Director

George Reginald Elliott
Chief Financial Officer and Finance Director

John Martin Urwin
Operations Director

Barry Michael Rose*

Ross King Graham*

Robert Laurence Eckelmann*

non-executive

16th January 2006

To the holders of ordinary shares

Dear Shareholder

PROPOSED SENIOR EXECUTIVE SHARE INCENTIVE PLANS

With this letter, you will receive notice of an Extraordinary General Meeting of the Company, to be held on 16th February 2006 at Westfield House, 26 Westfield Road, Edinburgh EH11 2QB at 11.00 am for the purpose of seeking your approval of two new executive share incentive plans: the Wolfson Microelectronics 2006 Performance Share Plan (**"the PSP"**) and the Wolfson Microelectronics 2006 Executive Shared Ownership Plan (**"the ExSOP"**), together referred to as **"the New Plans"**.

The Company's existing long-term share incentive scheme is a traditional share option plan under which the aggregate market value of shares over which options may be granted to executive directors and certain other senior executives each year is normally limited to 100 per cent of salary. The price payable on exercise is equal to the market value of the option shares at the time of grant. Options granted under this scheme vest after 3 years only if and insofar as performance targets relating to growth in earnings per share have been met and are then exercisable between 3 and 10 years from grant. Options granted to employees other than executive directors and those senior executives vest as to 25 per cent of the option shares on the first anniversary of the date of grant and thereafter in equal tranches on a monthly basis over a further 3 years, but are not otherwise performance-linked. Details of share options outstanding, and of options granted to executive directors, are set out in the 2004 Annual Report and Accounts.

Participants in such a share option scheme benefit only from growth in value of the option shares. The number of shares required to be put under options to afford meaningful incentives can result in the Company incurring significant costs and accounting charges and can use up unnecessarily large amounts of headroom under the limits on the issue of new shares. Accordingly, the Remuneration Committee comprising only non-executive directors (**"the Committee"**), having taken advice from Pinsent Masons, has concluded that it would be more appropriate for future long-term incentives for executive directors and senior executives to be in the form of a combination of deferred 'free' share awards under the proposed new PSP, and growth-based awards under the ExSOP, a shared-ownership plan. Under the PSP, participants may, if performance targets are met, derive the whole value of a given number of shares, not merely the growth in value of such shares. Under the ExSOP, a participant may, if performance targets are met, derive the growth in value of the award shares (less the cost of funding the initial acquisition of those shares) and in a manner which is expected to reduce significantly the costs and accounting charges associated with such benefits. If the New Plans are approved, there is no intention of making further grants of 'market value' share options to any executive to whom awards are made under the New Plans in any year other than in exceptional circumstances.

The principal terms of the New Plans are described in the Appendix to this letter.

Performance targets

The performance targets proposed to be set in relation to awards under the PSP will relate to growth in revenues over a fixed 3-year period, with a net margin underpin.

The performance targets proposed to be set in relation to awards under the ExSOP will allow participants to benefit from future growth in share value if and to the extent that appropriately demanding target levels of growth in earnings per share are met. In 2006 it is proposed that these targets be set at the same levels as used in the present share option plan.

Details of the performance targets proposed to be set in relation to awards made in 2006 are set out in the Appendix.

The Committee will review the operation of the New Plans and the targets to be set each year to ensure that they are appropriately demanding and will ensure an alignment of the interests of both participants and shareholders.

The rationale for having different performance measures for PSP and ExSOP relates to the different objectives of each scheme. The primary purpose of the PSP is to retain and motivate key executives. PSP criteria should therefore be effective independently of the share price. ExSOP on the other hand is to reward the executive for a strong performance by the Company.

Limits on individual participation

The Committee presently intends that in 2006 incentive awards for the senior management team (executive directors and the (currently) seven most senior executives) should take the form of a combination of PSP awards over shares with an initial market value equal to 25 per cent of base salary and ExSOP awards over shares equal in value to 75 per cent of base salary (an aggregate of 100 per cent of base salary under both of the New Plans). The Committee has no plans to change these amounts but reserves the right so to do. However, save in circumstances judged by the Committee to be exceptional, the aggregate initial market value of shares over which PSP and ExSOP awards may be made to an executive director or other senior executive in any year shall not exceed 100 per cent of base salary.

Share ownership policy

At the same time as introducing the new plans, the Committee has adopted a share ownership policy for executive directors. This encourages the individuals subject to the policy to build up and maintain a holding of shares in the Company using, if necessary, the shares acquired from the New Plans that is at least equal in value to 100% of the participants' salary.

Creation of new employee share trusts

The Company will establish two new offshore employee share trusts to acquire and hold shares, and interests in shares, in the Company for the purposes of the New Plans. Further information about the new trusts is given in the Appendix.

Future review of incentive plans

The Committee will review the efficacy and suitability of the New Plans at least annually.

Documents available for inspection

Copies of the rules of the New Plans and of the proposed trust deeds of each of the two new employee share trusts are available for inspection at the registered office of the Company and at the offices of Pinsent Masons, Dashwood House, 69 Old Broad Street, London EC2M 1NR during normal office hours (Saturdays, Sundays and Bank Holidays excepted) until the date of the Extraordinary General Meeting and at the place of the meeting for at least 15 minutes prior to and during that meeting.

Recommendation

Having examined the alternative ways currently available of providing effective long-term incentives for executive directors and senior executives, the Committee is of the opinion that performance-related awards under the proposed New Plans within the limits described above will provide the most effective incentives and align the interests of management and shareholders. The overall intention of the changes to the Company's incentive plans is to have a scheme which is better suited to achieving the Company's objectives of motivation, retention and incentivisation proportionate to the executive's contribution.

The Directors, including all members of the Committee, recommend that you vote in favour of the resolutions proposed.

Yours sincerely

David John Carey
Chairman

APPENDIX

Description of the principal terms of the Wolfson Microelectronics 2006 Performance Share Plan ("the PSP") and the Wolfson Microelectronics 2006 Executive Shared Ownership Plan ("the ExSOP") (together "the New Plans")

1. General

(a) Operation of the New Plans

The New Plans are a Performance Share Plan (**"PSP"**) and an Executive Shared Ownership Plan (**"ExSOP"**) explained more fully in sections 2 and 3 respectively of this Appendix. Awards under the New Plans will relate to ordinary shares in the Company. The operation of the New Plans will be overseen by the Remuneration Committee of the Directors (**"the Committee"**) which consists entirely of non-executive Directors. Benefits under the New Plans will not be pensionable.

(b) Eligibility

A participant in either of the New Plans must be an employee of the Company or of any of its subsidiaries (**"the Group"**). Actual participation in the New Plans will be at the discretion of the Committee.

(c) Timing of share awards

Awards may only be made during the period of six weeks beginning with the date of approval of the New Plans by shareholders and, thereafter, the period of six weeks beginning with the fourth dealing day following the announcement of the Company's results for any period, or within 28 days of a person first joining the Group or, exceptionally, and subject to the Model Code and other relevant restrictions on dealings in shares, on any other day on which the Committee determines that exceptional circumstances exist. No awards may be made more than ten years after the adoption of the New Plans. No payment will be required for the grant of a PSP award and only a nominal amount for an ExSOP award.

(d) Non-transferability of awards

Awards are not transferable and may only be exercised by the persons to whom they were granted or their personal representatives.

2. The PSP

(a) Structure of awards

Under the PSP, selected employees may be granted awards (**"PSP Awards"**) in the form of:-

- nil cost options to acquire shares; or
- contingent rights to receive shares; or
- allocations of shares subject to forfeiture if performance conditions are not met.

PSP Awards will not normally vest until three years after the award date (**"the Award Period"**) and then only if and insofar as targets relating to the performance of the Company over a fixed period of at least three financial years beginning not earlier than that in which the PSP Award is made (**"the Performance Period"**) have been met.

(b) Vesting or release of PSP Awards

The vesting or release of awards will normally be subject to the attainment of corporate targets, relating to the performance of the Company over the Performance Period, set by the Committee when the PSP Awards are made. Once set, performance targets may be varied by the Committee, but only if the Committee reasonably considers it to be necessary to ensure that the effectiveness of the PSP Award as an instrument for incentive and retention over the Performance Period is not undermined.

(c) PSP performance targets

The performance targets initially proposed to be set in relation to PSP awards made in 2006 will relate to growth in revenues over a fixed 3-year period with an underpin of net margin.

The Committee will review each year and, if appropriate, change, the performance targets to be set in relation to PSP Awards to be made in that year, to ensure that the targets are both realistic and appropriately demanding, and will afford real incentives to enhanced performance of the Company and growth in shareholder value.

(d) Leaving the Group

If a participant leaves the Group any unvested portion of his PSP Award will normally be forfeited. If the reason for leaving is death, injury, disability, ill-health, retirement, or the sale of the employing business or company, the Committee may allow either a time-apportioned (over that part of the Award Period which has then elapsed) proportion of the PSP Award shares to be retained and to vest, if at all, at the end of the Award Period, or allow a proportion of the PSP Award shares (determined having regard to both the extent to which the Award Period has then elapsed and the extent to which the performance target is likely to be satisfied) to vest immediately. If the participant leaves for any other reason, the Committee may determine the extent (if any) to which the PSP Award may be retained and on what terms (having due regard to the extent to which the performance target is likely to be satisfied). In exceptional circumstances, the Committee may decide not to pro rate entitlement on a time basis, but will always take into account the extent to which the performance target is likely to be satisfied.

(e) Takeover or reconstruction etc

In the event of a takeover of the Company, PSP Awards shall vest early, but only in respect of a time-apportioned proportion of such of the PSP Award shares as the Committee shall deem to have vested, having regard to the extent to which the performance target would otherwise be likely to be satisfied. In the event of a reorganisation, reconstruction upon a change of control, amalgamation, demerger or voluntary winding-up of the Company, awards may, if the Committee so determines, vest early in respect of a time-apportioned proportion of such of the PSP Award shares as the Committee may deem to have vested having regard to the extent to which the performance target would otherwise be likely to be satisfied. In exceptional circumstances, the Committee may decide not to pro rate the entitlement, but will always take into account the extent to which the performance target is likely to be satisfied.

(f) Dividends on PSP Award shares

A participant to whom a nil-cost option or a contingent share award is made may, if when a PSP Award is made the Committee so determines, be entitled, if and when the award shares vest, to receive an amount equal to the dividends on such shares paid during the 3-year period since the award date. The Committee may, when an award of forfeitable shares is made, determine that the holder will not be entitled to dividends on PSP Award shares unless and until such shares vest.

(g) Adjustment of PSP Award shares

If there is a rights or capitalisation issue, sub-division, consolidation, reduction or other variation of the Company's ordinary share capital, or demerger or payment of a special dividend which would otherwise materially affect the value of a PSP Award, the Committee may adjust the number of shares subject to such awards.

3. The ExSOP

(a) Structure of an ExSOP award

Under the terms of the ExSOP, selected employees may each be invited to acquire, upon the terms of an "ExSOP Agreement", a restricted beneficial interest in a given number of shares (an **"ExSOP Award"**) on the basis that, when such shares are sold, the participant will, if and insofar as performance targets are then met, receive a proportion of the proceeds of sale equal to the growth in value of such shares above a threshold amount (as reduced by the cost of funding the initial purchase of the award shares – referred to below as "the Carrying Cost" of such shares). The threshold amount shall be fixed by the Committee when an award is made, but will not be less than the initial market value of the award shares at the date of the award. The balance of the proceeds of sale will accrue to an employees' trust (ie the threshold amount and the Carrying Cost) and, to the extent that it is not used to repay loans, will be available to fund other awards. If the relevant performance targets are met in full, the gain accruing to the participant will represent the growth in value of such shares as reduced by the Carrying Cost. Title to ExSOP award shares will remain vested in the trustee of one of the employees' share trusts described below.

By contrast with a traditional share option, from the time when an ExSOP Award is made, a participant in the ExSOP and the employees' trust will together own the award shares on unequal terms. Participants will be required to pay only a nominal amount for their interests.

The extent to which a participant is able to benefit from growth in value of the award shares will, in the case of awards made to executive directors and senior executives, depend upon the extent to which the relevant performance targets are met. The employees' trust will have the option to require the participant to sell, at a price equal to the nominal amount paid on acquisition, a proportion of the ExSOP award shares which varies according to the extent to which the performance target is met.

If a participant leaves the Group before the third anniversary of the date of the award, the employees' trust will have the option to require the participant to sell, at a price equal to the nominal amount paid on acquisition, his interest in all of the ExSOP award shares. If he leaves before the third anniversary by reason of death, disability, ill-health, or retirement or if the subsidiary in which he is employed is sold outside the Group, the employees' trust may, after the end of the performance period, exercise its option over a proportion of the ExSOP award shares. Such proportion of the ExSOP award shares will vary according to the time of leaving and the extent to which the performance target has then been met.

At any time after the third anniversary of the date of award, the employee may, or may be called upon to, exchange his interest (as a co-owner of the shares) for the entire beneficial interest in a whole number of shares equal in value to the value of his interest as a co-owner. By this means a participant will acquire shares equal in value to the growth in value (less the Carrying Cost) of the award shares. This exchange of a participant's interest for a number of whole shares must take place (if the jointly owned shares have not previously been sold) before the tenth anniversary of the date of the ExSOP Award. Once such an exchange has taken place the participant will be free to retain or dispose of the shares without restriction.

(b) ExSOP performance target

The target initially proposed to be set in relation to ExSOP awards made in 2006 relates to the actual real percentage growth in adjusted earnings per share of the Company (in excess of inflation) achieved over a fixed period of 3 financial years beginning with that in which the award is made, expressed in terms of an annual rate (compounded annually) (**"the RPG"**). If the RPG is less than 5% p.a., the participant may be required to sell back his interest in all of the award shares. If it is 5% p.a., the participant will be required to sell back his interest in 75% of the award shares, and if it is greater than 5% p.a., but less than 15% p.a., the proportion of award shares in respect of which the participant may be required to sell back his interest will be determined on a straight-line basis between 75% and zero.

(c) Dividends on ExSOP award shares

A participant and the employees' trust will together be entitled to dividends (if any) on the ExSOP award shares. The proportion of any dividend payable to the participant will be equal to his or her proportional entitlement to share in the proceeds of sale of the ExSOP award shares if the shares were sold at that time.

(d) Company reorganisations and reconstructions

If there occurs a reorganisation or reconstruction which results in a new holding being equated with the original holding for capital gains tax purposes, shares or other securities comprised in the new holding shall be held subject to the terms of the ExSOP.

4. The Wolfson Microelectronics Employees' Share Trusts

For the purposes of operating the New Plans, the Company will establish two Jersey-based discretionary employees' trusts, The Wolfson Employees' Share Trusts Nos 1 and 2. In each case, the trustee will be an independent provider of trustee services. In each case, the class of beneficiaries will be restricted to employees and former employees of companies within the Group (and their dependants) and, as a residual beneficiary, any charity. There will be a limit, of 5 per cent of the issued share capital of the Company, on the unallocated shares which may be held in such trusts, taken together, at any time. For so long as it remains independent, the Company will have the right to remove the trustee and appoint a new trustee or trustees in its place. Details of shares held in the trusts will be given in the Company's annual report and accounts.

5. Individual limit on awards under the New Plans

The maximum aggregate market value of shares (as at the respective dates of award) over which PSP awards and ExSOP awards may be made to an executive director or other senior executive in any year shall not, unless the Committee considers the circumstances to be exceptional, exceed 100 per cent of the participant's base salary.

6. Limits on the issue of new shares

The Company currently proposes that PSP and ExSOP awards be satisfied using existing shares acquired by The Wolfson Employees' Share Trust No. 1.

Should awards require to be satisfied by the issue of new shares then the following restrictions will apply. The number of shares issued or in respect of which rights to subscribe may be granted pursuant to the New Plans and any other executive and employee share schemes in any period of 10 years, will not exceed 10 per cent of the ordinary share capital of the Company in issue from time to time.

The number of shares issued or in respect of which rights to subscribe may be granted pursuant to the New Plans and any other executive share incentive plans in any period of 10 years, will not exceed 5 per cent of the ordinary share capital of the Company in issue from time to time.

For these purposes, shares in respect of which options were granted before 21 October 2003 (when shares in the Company were admitted to the Official List) shall be left out of account.

Insofar as it is necessary to ensure compliance with the guidelines issued from time to time by the Association of British Insurers, the percentage limits will apply to awards satisfied by the transfer of treasury shares.

7. **Amendments to the New Plans**

The Committee may amend the New Plans. However, the provisions relating to eligibility of participants, limitations on the number of shares subject to the New Plans, individual participation limits, the basis for determining a participant's entitlement, and the terms of, shares or interests in shares and the adjustment thereof if there is a capitalisation, rights issue or open offer, sub-division or consolidation of shares or reduction of capital or any other variation of capital, cannot be altered to the advantage of participants without the prior approval of shareholders in general meeting except for minor amendments to benefit the administration of either of the New Plans, to take account of a change in legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment for participants in the New Plans or for any member of the Group.

This summary does not form part of the rules of the New Plan and should not be taken as affecting the interpretation of their detailed terms and conditions. The Board reserves the right up to the time of the Extraordinary General Meeting to make such amendments and additions to the rules of the Plan as may be necessary to take account of comments of the UK Listing Authority and otherwise provided that such amendments do not conflict in any material respect with this summary.

NOTICE OF EXTRAORDINARY GENERAL MEETING

WOLFSON MICROELECTRONICS PLC

("the Company")

(incorporated in Scotland with Registered No. SC089839)

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of the Company will be held at 11.00 am on 16th February 2006 at Westfield House, 26 Westfield Road, Edinburgh EH11 2QB for the purpose of considering and, if thought fit, passing the following Ordinary Resolutions:

ORDINARY RESOLUTIONS

1. **THAT** the Wolfson Microelectronics 2006 Performance Share Plan ("the PSP"), a copy of the rules of which have been produced to the meeting and signed by the Chairman for the purposes of identification, and a summary of the principal terms of which is set out in the Appendix to the circular to shareholders dated 16th January 2006, be and is hereby approved and adopted and the Directors be authorised to do all things necessary to give effect to the PSP and the Directors be and are hereby authorised to establish further schemes based on the PSP but modified to take account of local tax, exchange control or securities laws in overseas territories, provided that any shares made available under such further schemes are treated as counting against any limits on individual or overall participation in the PSP.
2. **THAT** the Wolfson Microelectronics 2006 Executive Shared Ownership Plan ("the ExSOP"), a copy of the rules of which have been produced to the meeting and signed by the Chairman for the purposes of identification, and a summary of the principal terms of which is set out in the Appendix to the circular to shareholders dated 16th January 2006, be and is hereby approved and adopted and the Directors be authorised to do all things necessary to give effect to the ExSOP and the Directors be and are hereby authorised to establish further schemes based on the ExSOP but modified to take account of local tax, exchange control or securities laws in overseas territories, provided that any shares made available under such further schemes are treated as counting against any limits on individual or overall participation in the ExSOP.

16th January 2006

By Order of the Board

Fiona Murdoch
Company Secretary

Incorporated in Scotland with Registered No. SC089839

Registered Office:

Westfield House
26 Westfield Road
Edinburgh
EH11 2QB

Notes:

(1) A member entitled to attend and vote at the meeting of which the foregoing gives notice may appoint one or more proxies to attend and (on a poll) vote in his or her place. A proxy need not be a member of the Company. The appointment of a proxy will not preclude a member from attending and voting at the meeting.

(2) A form of proxy is enclosed for use at the meeting.

(3) To be valid, the form of proxy must be completed and deposited (together with any power of attorney or other written authority under which it is executed or a copy of such authority certified notarially or in some other way approved by the Director(s)) at the Company's Registrar, Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA not less than 48 hours before the time appointed for the meeting.

(4) The Company, pursuant to regulation 41 of the Uncertificated Securities Regulations 2001, specifies that only those members entered on the register of members of the Company as at 6.00 pm on 14th February 2006 shall be entitled to attend or vote at the meeting in respect of the number of shares registered in their name at that time. Changes to entries on the register after 6.00 pm on 14th February 2006 shall be disregarded in determining the rights of any person to attend or vote at the meeting.

Wolfson Microelectronics plc – Form of Proxy – Extraordinary General Meeting

for use at the Extraordinary General Meeting of the Company to be held at 26 Westfield Road, Edinburgh EH11 2QB, on 16 February 2006 at 11.00 a.m. or at any adjournment thereof.

I/We ____________________ [BLOCK CAPITALS PLEASE]

of ____________________ being (a) shareholder(s) of the Company entitled to vote at General Meetings

of the Company hereby appoint the Chairman of the Meeting or (see Note 1 below) ____________________

to act as my/our proxy and to vote as directed (or in the event that no direction is given to vote at his or her discretion) on my/our behalf at the Extraordinary General Meeting to be held at 26 Westfield Road, Edinburgh, EH11 2QB on 16 February 2006 at 11.00 a.m. or at any adjournment thereof.

In the event of a poll I/we direct my/our proxy to vote on the resolutions set out in the Notice of Extraordinary General Meeting as follows (for each resolution, mark "X" in the appropriate box below):

	ORDINARY RESOLUTIONS	FOR	AGAINST	ABSTAIN
1	To approve and adopt the Wolfson Microelectronics 2006 Performance Share Plan ("the PSP") and to authorise the directors to do all things necessary to give effect to the PSP and to establish further schemes for overseas employees based on the PSP.			
2	To approve and adopt the Wolfson Microelectronics 2006 Executive Shared Ownership Plan ("the ExSOP") and to authorise the directors to do all things necessary to give effect to the ExSOP and to establish further schemes for overseas employees based on the ExSOP.			

Please return this Form of Proxy, duly completed and signed, to Lloyds TSB Registrars, The Causeway, Worthing, West Sussex, BN99 6DA so as to be received not later than 48 hours before the time fixed for holding the Extraordinary General Meeting (or adjourned meeting).

Dated ____________ 2006 Signed ____________________

(See Note 2 below) or Common Seal (See Note 3 below)

Notes:

1 A shareholder of the Company, entitled to attend and vote at the Extraordinary General Meeting, may appoint one or more proxies to attend and, upon a poll, to vote on his/her behalf. A shareholder has the right to strike out the words "the Chairman of the Meeting or" and to insert, in block capitals, the full name of a person of his/her own choice in the space provided to act as his/her proxy, initialling the alteration. A proxy need not be a shareholder of the Company. The completion and return of the Form of Proxy will not preclude a shareholder from attending the Extraordinary General Meeting, or any adjournment thereof, and voting in person if they so wish.

2 In the case of joint holders, the signature of any one of them on the Form of Proxy will suffice, but the names of all should be shown. If more than one of the joint holders is present at the Extraordinary General Meeting, whether in person or by proxy, that one of the joint holders whose name stands first in the Register of Members shall alone be entitled to vote.

3 In the case of a corporation, the Form of Proxy must be given under its Common Seal or under the hand of a duly authorised officer or attorney.

4 To be valid, the Form of Proxy, duly completed and signed, together with the power of attorney or other authority (if any) under which it is signed (or a notarially certified copy of such power or authority) must be received by the Company's registrars, Lloyds TSB Registrars, The Causeway, Worthing, West Sussex, BN99 6DA not later than 48 hours before the time fixed for holding the Extraordinary General Meeting, or any adjournment thereof.

5 Any alterations made to the Form of Proxy must be initialled.

SECOND FOLD

BUSINESS RESPONSE SERVICE
Licence No. SEA10850




FIRST FOLD

Lloyds TSB Registrars

The Causeway
West Sussex
WORTHING
BN99 6ZR

THIRD FOLD AND TUCK IN

RECEIVED

2006 JAN 30 P 5:41

OFFICE OF INTERNATIONAL CORPORATE FINANCE

WOLFSON MICROELECTRONICS PLC

THE WOLFSON MICROELECTRONICS 2006 PERFORMANCE SHARE PLAN

This Plan:-

- has been approved by ordinary resolution of shareholders of the Company on 16 February 2006

- has been established by resolution of the directors of the Company; and

- has been approved and adopted by the trustee of the Wolfson Microelectronics No.1 Employees' Share Trust

This copy has been produced to the Extraordinary General Meeting of the Company on 16 February 2006 and signed by the Chairman for the purposes of identification

....

Chairman

Pinsent Masons

THE WOLFSON MICROELECTRONICS 2006 PERFORMANCE SHARE PLAN

Contents

CONTENTS

RULES OF
THE WOLFSON MICROELECTRONICS 2006 PERFORMANCE SHARE PLAN

PART A: INTERPRETATION AND ADMINISTRATION

1. DEFINITIONS

1.1 In this Plan the following words and expressions shall have the meanings given below:-

"Acquiring Company"	a company which has acquired Control of the Company
"Announcement"	the announcement to a Regulatory Information Service (as defined in The Listing Rules) of the results of the Company for any period
"Associated Company"	any company which, in relation to the Company, is an associated company as that term is defined in section 416 of the Taxes Act but with the omission of the words "or at any time within one year previously"
"Award"	a Nil-Cost Option Award or a Contingent Share Award or a Forfeitable Share Award (as appropriate in the context)
"Award Certificate"	a certificate evidencing an Award
"Award Date"	in relation to an Award, the date on which that Award is made
"Awardholder"	a person to whom an Award has been made or, if that person has died and where the context requires, his Personal Representatives
"Awardholder's Employer"	such member of the Group as is the Awardholder's employer or, if he has ceased to be employed within the Group, was his employer or such other member of the Group, or other person as, under the PAYE Regulations or, as the case may be, the NI Regulations, or any other statutory or regulatory enactment (whether in the UK or otherwise) is obliged to account for any Award Tax Liability
"Award Period"	in relation to any Award Shares, the period beginning with the Award Date and ending with the third anniversary of the Award Date
"Award Shares"	the Shares over which an Award subsists including any additional Shares issued by way of capitalisation, or otherwise issued or transferred to the holders of Shares in respect of their existing holdings (otherwise than for payment of additional consideration), being Shares issued or transferred in respect of such first-mentioned Shares

"Award Tax Liability"	in relation to an Awardholder, any liability of the Awardholder's Employer to account to Her Majesty's Revenue and Customs or any other tax authority for any amount of, or representing, income tax, NICs or social security contributions (which shall, to the extent provided for in Rule 13, include Employer's NICs) or any other tax charge, levy or other sum (whether under the laws of the UK or otherwise) which may arise on the grant, vesting, exercise, assignment or release of an Award or the acquisition of Shares or of any interest in Shares under this Plan
"Committee"	the Remuneration Committee of the Directors or such other committee comprising a majority of non-executive directors of the Company to which the Directors delegate responsibility for overseeing the operation of this Plan or following a change of control of the Company, those persons who comprised the Remuneration Committee or such other committee of the Directors immediately before such change of control
"Company"	Wolfson Microelectronics plc (registered in Scotland no. SC 089839)
"Contingent Share Award"	a notification by the Company as mentioned in Part D
"Control"	has the meaning given in section 840 of the Taxes Act
"Corporate Nominee"	the person in whose name Shares are registered under a Corporate Nominee Facility
"Corporate Nominee Facility"	an arrangement sponsored by the Company under which Shares owned by an individual who is an employee or former employee of a member of the Group are held in the name of a corporate nominee on behalf of such individual
"Daily Official List"	the Daily Official List of the London Stock Exchange
"Dealing Day"	a day on which the London Stock Exchange is open for business
"Directors"	the board of directors of the Company or a duly authorised committee of the directors
"Eligible Employee"	an employee of any member of the Group
"Employer's NICs"	secondary class I NICs (for which the Awardholder's Employer is primarily liable to account)

"Exchange of Awards"	in relation to a Nil-Cost Option Award or a Vested Option, the grant, to the Awardholder, in consideration of the cancellation of that Nil-Cost Option Award or Vested Option, of rights to acquire shares in an Acquiring Company, or a company which has Control of an Acquiring Company or either is, or has Control of, a company which is a member of a consortium owning either an Acquiring Company or a company having control of an Acquiring Company, being rights which are:- (a) in the opinion of the Committee, substantially equivalent in value to the value of such Nil-Cost Option Award or Vested Option (disregarding the fact that, if such grant is not accepted, such Nil-Cost Option Award or Vested Option will lapse); and (b) on terms approved by the Directors
"Forfeitable Shares"	shares in respect of which the beneficial interest has been transferred to an Eligible Employee as mentioned in Part E
"Forfeitable Share Award"	an Award of Forfeitable Shares
"Form of Acceptance"	in relation to an Award, a deed, executed by the Awardholder, under which the Awardholder notifies the Grantor of his acceptance of such Award and his agreement to be bound by the rules of this Plan and which is in such form as the Grantor may specify when the Award is made
"Grantor"	in relation to an Award, the Company or such other person as has made that Award
"Group"	the Company and any company which is for the time being a Subsidiary
"Independent Advisers"	such registered auditors or other independent advisers as the Committee may from time to time appoint
"ITEPA"	the Income Tax (Earnings and Pensions) Act 2003
"Leaving"	ceasing to hold office or employment within the Group (and see Rule 2.9) and "Leaves" and other related expressions shall be construed accordingly
"Leaving Date"	the date on which an Awardholder ceases to hold office or employment within the Group (and see Rule 2.9)
"London Stock Exchange"	London Stock Exchange plc

"Market Value"	in relation to any Share on any day, means the average of the middle market quotations of a Share as derived from the Daily Official List for the 3 consecutive Dealing Days immediately preceding that day
"Misconduct"	in relation to an Awardholder, circumstances justifying the summary dismissal of such Awardholder from his employment with any member of the Group or any Associated Company
"Model Code"	the code adopted by the Company which contains provisions similar in purpose and effect to the provisions of the Model Code on directors' dealings in securities issued by the UK Listing Authority from time to time
"NIC Award Income"	(a) an amount that counts as employment income of the Awardholder under section 426 of ITEPA ("*restricted securities: charge on certain post-acquisition events*"); or (b) a gain realised upon the vesting, exercise or release of, or acquisition of, Shares pursuant to, a Nil-Cost Option Award or a Vested Option, being a gain that is treated as remuneration derived from the Awardholder's employment by virtue of section 4(4)(a) of the SSCBA
"NICs"	National Insurance contributions
"Nil-Cost Option Award"	a right to acquire Shares granted pursuant to, and exercisable in accordance with, Part C
"NI Regulations"	the laws, regulations and practices currently in force relating to liability for and the collection of NICs
"Ordinary Share Capital"	the issued ordinary share capital of the Company other than fixed-rate preference shares
"PAYE Regulations"	the regulations made under section 684 of ITEPA
"Performance Condition"	an objective condition (or conditions) relating to performance of the Company, measured over a given period, as specified pursuant to Rule 36
"Performance Period"	the period over which performance is to be measured for the purposes of determining whether and to what extent a Performance Condition is met
"Personal Data"	the name, home address, e-mail address and telephone number of an Awardholder, date of

birth, National Insurance number or equivalent, details of all rights to acquire Shares or other securities granted to such Awardholder and of Shares or other securities issued or transferred to such Awardholder pursuant to this Plan and any other personal information which could identify the Awardholder and is necessary for the administration of this Plan

"Personal Representatives" in relation to an Awardholder, the personal representatives of the Awardholder (being the executors of his will to whom a valid grant of probate has been made or, if he dies intestate, the duly appointed administrator(s) of his estate or, in either case, the equivalent under applicable local law) who have produced to the Company evidence of their appointment as such

"this Plan" The Wolfson Microelectronics 2006 Performance Share Plan as set out in these rules and amended from time to time pursuant to Rule 47

"Qualifying Corporate Bond" has the meaning given by section 117 of the Taxation of Chargeable Gains Act 1992

"SSCBA" The Social Security Contributions and Benefits Act 1992

"Salary" in relation to any person at a given time, the gross rate of basic annual salary (excluding any bonus, company pension contributions, and any other benefits) payable to that person at that time by members of the Group and for the purposes of this Plan such salary may, if the Grantor (acting with the consent of the Committee) so determines, in relation to an Eligible Employee who is remunerated by reference to sales, be taken to include his "on target" earnings

"Shares" fully-paid ordinary shares in the capital of the Company (or, in the event of a reorganisation or reconstruction of the Company, shares or other securities representing such ordinary shares)

"Specified Circumstance"

(a) death; or

(b) injury, ill-health or disability (evidenced to the satisfaction of the Company); or

(c) retirement on or after reaching the age at which the Awardholder is anticipated to retire in accordance with the terms of his contract of employment; or

(d) the fact that the office or employment by virtue of which he is eligible to

participate in this Plan relates to a business, or part of a business, which is transferred to a person who is neither an Associated Company nor a member of the Group; or

(e) the fact that the company with which he holds the office or employment by virtue of which he is eligible to participate in this Plan is no longer a member of the Group or an Associated Company

"Subsidiary" any company which is for the time being a subsidiary (as defined in section 736 of the Companies Act 1985) of the Company

"Taxes Act" the Income and Corporation Taxes Act 1988

"Tenth Anniversary" in relation to an Award, the tenth anniversary of the Award Date

"Trustee" the trustee or trustees of any settlement created by the Company or any other member of the Group for the benefit of employees and former employees of members of the Group

"UK" United Kingdom

"UK Listing Authority" the Financial Services Authority in its capacity as the competent authority for the purposes of Part VI of the Financial Services and Markets Act 2000

"Vested Award Shares" has the meaning given in Rule 2.6

"Vested Option" has the meaning given in Rule 24.5

"Year" a financial year of the Company (and see Rule 8).

1.2 Words and phrases not otherwise defined shall have the meanings they bear for the purposes of Part 7 of ITEPA.

2. **INTERPRETATION**

2.1 Any reference to any enactment includes a reference to that enactment as from time to time modified, extended or re-enacted.

2.2 Words denoting the masculine gender shall include the feminine.

2.3 Words denoting the singular shall include the plural and vice versa.

2.4 No account should be taken of the rule headings which have been inserted for ease of reference only.

2.5 References to Shares in respect of which an Award subsists at any time are to be read and construed as references to the Shares over which the Award is then held (and in respect of which it has not then lapsed and ceased to be exercisable).

Vesting of Award Shares

2.6 References to Award Shares being or becoming Vested Award Shares shall be read and construed as:-

2.6.1 in the case of a Nil-Cost Option Award, references to Award Shares in respect of which such Nil-Cost Option Award may be immediately exercised in consequence of the applicable Performance Condition either having been satisfied, or having been deemed to be satisfied (as mentioned in Rules 36.5 or 36.6); and

2.6.2 in the case of a Contingent Share Award, references to Award Shares to which the Awardholder becomes or has become immediately entitled in consequence of the applicable Performance Condition either having been satisfied, or having been deemed to be satisfied (as mentioned in Rules 36.5 or 36.6)

2.6.3 in the case of Forfeitable Shares, references to such Award Shares being released to the Awardholder in consequence of the applicable Performance Condition either having been satisfied, or having been deemed to be satisfied (as mentioned in Rules 36.5 or 36.6).

SAVE THAT, except when Award Shares are deemed to become Vested Award Shares in consequence of the applicable Performance Condition having been deemed to be satisfied (as mentioned in Rules 36.5 or 36.6), Award Shares shall not become Vested Award Shares before the third anniversary of the Award Date.

2.7 References to unvested Award Shares shall be read and construed as references to Award Shares which, at any given time, have not become Vested Award Shares.

Forfeiture of Award Shares

2.8 In relation to a Forfeitable Share Award, references to Award Shares being forfeited shall be read and construed as references to all of the Awardholder's interest in such Shares being automatically transferred (without further action on the part of the Awardholder) to or to the order of the Trustee so that the Awardholder ceases to have any interest in, or entitlement to, such Shares (and related expressions shall be construed accordingly).

Time of Leaving

2.9 An Awardholder shall not be treated for the purposes of this Plan as ceasing to hold office or employment within the Group unless and until he no longer holds any office or employment with any member of the Group or any Associated Company.

Resolution of disputes

2.10 If any question, dispute or disagreement arises as to the interpretation of this Plan or of any rules, regulations or procedures relating to it or as to any question or right arising from or related to this Plan, the decision of the Committee shall (except as regards any matter required to be determined by the Independent Advisers) be final and binding upon all persons.

3. ADMINISTRATION

3.1 The Committee shall be responsible for setting the overall policy and principles relating to the operation of this Plan. The Directors may from time to time make and vary such rules and regulations not inconsistent with the rules of this Plan and establish such procedures for its administration and implementation as they think fit.

3.2 In any matter in which they are required to act in connection with this Plan, the Independent Advisers shall be deemed to be acting as experts and not as arbitrators and the Arbitration Act 1996 shall not apply.

3.3 The Company shall bear the costs of the administration and implementation of this Plan.

4. **RIGHTS ATTACHING TO SHARES**

4.1 The issue or transfer of any Shares under or for the purposes of this Plan shall be subject to the Company's Memorandum and Articles of Association and to any necessary consents of any governmental or other authorities (whether in the UK or otherwise) under any enactments or regulations from time to time in force.

4.2 The Awardholder shall comply with any requirements to be fulfilled in order to obtain or obviate the necessity of any such consent.

PART B: MAKING OF AWARDS

5. ELIGIBILITY

5.1 Subject to the following provisions of this Rule 5, the Committee shall have absolute discretion in determining the criteria for selecting those individuals to whom Awards may be made.

5.2 An Award may only be made to an Eligible Employee.

5.3 An Award shall not be made by any person other than the Company without the prior approval of the Directors.

5.4 An Award shall not be made to any Eligible Employee who is a director of the Company without the agreement of the Committee.

6. FORM OF AWARDS

6.1 An Award may take the form of:-

6.1.1 a Nil-Cost Option Award; or

6.1.2 a Contingent Share Award; or

6.1.3 an award of Forfeitable Shares.

6.2 A Nil-Cost Option Award or a Contingent Share Award intended to be satisfied by a transfer of Shares by the Trustee shall not be made without the prior agreement of the Trustee.

7. TIMING OF AWARDS

7.1 An Award may only be made during the period of:-

7.1.1 42 days immediately after this Plan has been approved by shareholders of the Company in general meeting;

7.1.2 42 days beginning with the fourth Dealing Day following an Announcement;

7.1.3 28 days immediately after the person to whom it is made first becomes an Eligible Employee; or

7.1.4 subject to the Model Code, at any other time but only if, in the opinion of the Committee, the circumstances are exceptional.

7.2 If the Grantor is restricted by statute, order or regulation (including any regulation, order or requirement imposed on the Company by the UK Listing Authority or any other regulatory authority) from making an Award within any period as mentioned in Rule 7.1 the Grantor may make an Award within the period of 42 days (or, in the circumstances referred to in Rule 7.1.3, 28 days) after all such restrictions are removed.

7.3 No Award may be made in breach of the Model Code.

7.4 No Award may be made after 16 February 2016.

8. OVERALL LIMITS ON THE ISSUE OF NEW SHARES TO SATISFY AWARDS

8.1 Subject to the following provisions of this Rule 8 and Rule 49, the Company may issue Shares (as new Shares or out of treasury) for the purposes of satisfying Awards and may do so on such terms, as to subscription price or otherwise, as the Directors may determine.

8.2 The number of Shares in respect of which rights to subscribe for Shares may be granted pursuant to, or for the purposes of, this Plan on any day, when added to:-

8.2.1 the number of Shares in respect of which rights to subscribe for Shares have previously been granted (and which, if not exercised, have not ceased to be exercisable) for the purposes of this Plan; and

8.2.2 the number of Shares issued, or in respect of which rights to subscribe for Shares have previously been granted (and which have not been exercised and have not then ceased to be exercisable), in the period of 10 years ending on that day pursuant to, or for the purposes of, any other discretionary executive share incentive scheme established by the Company

shall not exceed 5 per cent of the Ordinary Share Capital on that day.

8.3 The number of Shares in respect of which rights to subscribe for Shares may be granted pursuant to, or for the purposes of, this Plan on any day, when added to:-

8.3.1 the number of Shares in respect of which rights to subscribe for Shares have previously been granted (and which have not been exercised and have not ceased to be exercisable), for the purposes of this Plan; and

8.3.2 the number of Shares issued, or in respect of which rights to subscribe for Shares have previously been granted (and which have not been exercised and have not then ceased to be exercisable), in the period of 10 years ending on that day pursuant to, or for the purposes of, any other employees' share scheme

shall not exceed 10 per cent of the Ordinary Share Capital on that day.

8.4 For the purposes of this Rule 8, "year" means a calendar year.

8.5 For the purposes of this Rule 8 references to rights to subscribe for Shares shall, if so required in accordance with guidance issued by the Association of British Insurers, be taken to include references to rights to acquire Shares issued or to be issued out of treasury.

8.6 In applying the limits imposed by Rules 8.2 and 8.3, no account shall be taken of Shares in respect of which rights to subscribe for Shares were granted before the date on which Shares were first admitted to listing on the London Stock Exchange.

8.7 For the avoidance of doubt, if Shares issued to the trustee of any employees' trust established by the Company have been counted for the purpose of this Rule 8, they shall not also be counted when they are used to satisfy an Award (or a right granted under any other employees' share scheme of the Company).

9. INDIVIDUAL LIMITS ON THE MAKING OF AWARDS

9.1 Subject to the application of Rule 9.2, and save in circumstances which are considered by the Committee to be exceptional, the aggregate Market Value (as at the respective Award Dates) of Shares in respect of which Awards are made to an Eligible Employee in any Year shall not be greater than 100 per cent of the amount of such Eligible Employee's Salary at the Award Date.

9.2 If, in relation to an Award, the Awardholder is required (as mentioned in Rule 13.1) to bear the cost of Employer's NICs payable on any NIC Award Income, the number of Shares in respect of which such Award is granted may (notwithstanding the limit imposed by Rule 9.1), be increased by such number of Shares as the Committee shall determine to be appropriate (having regard to the expected rate of Employer's NICs) for the purpose of compensating the Awardholder for assuming, or agreeing to assume, the burden of such Employer's NICs.

10. AWARD CERTIFICATE

As soon as practicable after an Award has been made the Company shall procure the issue to the Awardholder of an Award Certificate (which may be by e-mail) which specifies:-

10.1.1 the type of Award;

10.1.2 the Grantor;

10.1.3 the Award Date;

10.1.4 the number of Award Shares;

10.1.5 the applicable Performance Condition;

10.1.6 that it is a condition of exercise of the Award that the Awardholder agrees to indemnify the Grantor and the Awardholder's Employer in respect of any Award Tax Liability;

10.1.7 (if appropriate) that, if the Awardholder is a participant in a Corporate Nominee Facility, the Award Shares may be issued or transferred and delivered directly to the Corporate Nominee for the Awardholder's account.

11. ACCEPTANCE OF AN AWARD

11.1 The provisions of Rule 11.2 shall only apply in relation to an Award if the Grantor determines that the Awardholder will be required to accept his Award.

11.2 If the Awardholder does not, within 30 days after the Award Date (or such later time as the Grantor may notify to the Awardholder), deliver to the Grantor a duly completed Form of Acceptance in relation to such Award, then at the end of that period:-

11.2.1 if the Award is a Nil-Cost Option Award, it shall lapse and cease to be exercisable; and

11.2.2 if the Award is a Contingent Share Award the Awardholder shall not become entitled to any Shares pursuant to that Award.

12. TAX INDEMNITY

It shall be a term and condition of every Award that the Awardholder indemnifies the Awardholder's Employer against any Award Tax Liability.

13. TRANSFER OF BURDEN OF EMPLOYER'S NICS

13.1 Unless the Grantor determines otherwise, it shall be a term and condition of every Award that the Awardholder shall, if and when required by the Grantor, agree with and undertake to the Company and, if different, the Awardholder's Employer that:-

13.1.1 the Awardholder's Employer may recover from the Awardholder, the whole or any part of any Employer's NICs payable in respect of any NIC Award Income; and

13.1.2 if required to do so, the Awardholder shall enter into a joint election with the Awardholder's Employer (in a form approved by the HMRC under paragraph 3B of Schedule 1 to the SSCBA) for the transfer to the Awardholder of the whole, or such part as the Company may determine, of any liability of the Awardholder's Employer to Employer's NICs on any NIC Award Income.

14. DATA PROTECTION

It shall be a term and condition of every Award that an Awardholder agrees and consents to:-

14.1 the collection, use, processing and transfer of his Personal Data by any member of the Group or any Associated Company and, if it is not the Company, the Grantor and any Trustee or third party administrator of the Plan and any broker through whom Shares are to be sold on behalf of an Awardholder;

14.2 members of the Group, any Associated Company and, if it is not the Company, the Grantor and any Trustee or third party administrator of the Plan, transferring the Awardholder's Personal Data amongst themselves for the purposes of implementing, administering and managing this Plan and the grant of Awards and the acquisition of Shares pursuant to Awards;

14.3 the use of Personal Data by any such person for any such purposes; and

14.4 the transfer to and retention of Personal Data by third parties including any Trustee or third party administrator of the Plan (whether or not any such third party is situated outside the European Economic Area) for or in connection with such purposes.

15. RELATIONSHIP WITH CONTRACT OF EMPLOYMENT

15.1 The making of an Award shall not form part of the Awardholder's entitlement to remuneration or benefits pursuant to his contract of employment.

15.2 The existence of a contract of employment between any person and the Company or any present or past Subsidiary or Associated Company, does not give such person any right or entitlement to have an Award made to him in respect of any number of Shares or any expectation that an Award might be made to him, whether subject to any conditions or at all.

15.3 The rights and obligations of an Awardholder under the terms of his contract of employment with the Company or any present or past Subsidiary or Associated Company shall not be affected by the making of an Award or his participation in this Plan.

15.4 The rights or opportunity granted to an Awardholder on the making of an Award shall not give the Awardholder any rights or additional rights to compensation or damages in consequence of the loss or termination of his office or employment with the Company or any present or past Subsidiary or Associated Company for any reason whatsoever (whether or not the termination is ultimately held to be wrongful or unfair).

15.5 An Awardholder shall not be entitled to any compensation or damages for any loss or potential loss which he may suffer by reason of being unable to acquire or retain Shares, or any interest in Shares pursuant to an Award in consequence of the loss or termination of his office or employment with the Company or any present or past Subsidiary or Associated Company for any reason whatsoever (whether or not the termination is ultimately held to be wrongful or unfair).

16. **NON-TRANSFERABILITY OF AWARDS**

16.1 An Award is personal to an Awardholder and may not be transferred during his lifetime.

16.2 If an Awardholder:-

16.2.1 transfers, assigns, mortgages, charges or otherwise disposes of an Award or of any interest in or right to acquire any Award Shares (other than to his Personal Representatives); or

16.2.2 is adjudged bankrupt or an interim order is made because he intends to propose a voluntary arrangement to his creditors under the Insolvency Act 1986 (or any other provision of the laws of any jurisdiction outside the UK which is intended to have similar effect or purpose); or

16.2.3 makes or proposes any other plan or arrangement, in relation to his debts, with his creditors or any section of them; or

16.2.4 is otherwise deprived (except on death) of the legal or beneficial ownership of an Award or of any interest in or right to acquire any Award Shares, whether by operation of law or by doing or omitting to do anything which causes him to be so deprived

the Awardholder shall immediately cease to have any right or entitlement to any Award Shares which have not then become Vested Award Shares and shall immediately forfeit all Forfeitable Shares.

17. **LAPSE OF AWARDS**

If or insofar as Award Shares do not become Vested Award Shares in consequence of a Performance Condition not being satisfied in full, a Nil-Cost option Award or a Contingent Share Award shall lapse in respect of the balance of such Award Shares and Award Shares which are Forfeitable Shares shall immediately be forfeited.

PART C: NIL-COST OPTION AWARDS

18. STRUCTURE OF A NIL-COST OPTION AWARD

18.1 The Trustee (acting on the recommendation of the Company), or the Company, may from time to time grant to any Eligible Employee a right to acquire such maximum number of Shares as the Company shall specify and which is exercisable only subject to and in accordance with the terms of this Plan.

18.2 The exercise of a Nil-Cost Option Award shall be subject to a Performance Condition.

18.3 No amount shall be payable by the Awardholder for the acquisition of Shares pursuant to such right.

18.4 A Nil-Cost Option Award shall be made by the Grantor executing a deed.

19. EXERCISE OF A NIL-COST OPTION AWARD

19.1 Subject to Rule 20 and Rule 21, a Nil-Cost Option Award may only ever be exercised in respect of Vested Award Shares.

19.2 A Nil-Cost Option Award may not be exercised after:-

19.2.1 the Tenth Anniversary or such earlier date as may be specified at the time of grant; or, if earlier

19.2.2 the end of the period of 12 months beginning with the Leaving Date, or the end of the period of 12 months from the satisfaction of that Performance Condition, if later.

19.3 Except as otherwise provided in Rule 20 or Rule 21, a Nil-Cost Option Award may not be exercised at any time unless the Awardholder then holds office or employment with a member of the Group.

Exercise procedure

19.4 A Nil-Cost Option Award shall be exercised only by the Awardholder serving a notice on the Grantor (or otherwise as the Grantor may direct) which specifies the number of Shares in respect of which such Nil-Cost Option Award is exercised on that occasion which shall not exceed the number of Vested Award Shares in respect of which such Nil-Cost Option Award subsists and which have not been specified for this purpose in an earlier notice of exercise.

19.5 A Nil-Cost Option Award shall not be exercised on any occasion if such exercise would not be in accordance with the Model Code.

Transfer of Shares

19.6 Subject to Rule 37, within 30 days after the Grantor receives a notice of exercise pursuant to Rule 19.4, the Grantor shall procure the transfer to or to the order of the Awardholder of the Shares in respect of which the Nil-Cost Option Award is duly exercised on that occasion.

19.7 If, when a Nil-Cost Option Award is exercised, the Grantor is restricted from transferring or procuring the transfer of Shares by reason of any statutory, regulatory or other legal provision or rule or the Model Code or any other requirement or guidance issued by the UK Listing Authority or on behalf of institutional investors in the Company or any other body and which relates to dealings in Shares by directors or employees or any member of the Group, the Grantor shall not be obliged to procure the transfer of any Shares until after all such restrictions are lifted.

19.8 As soon as reasonably practicable after the transfer of any Shares upon the exercise of a Nil-Cost Option Award, the Grantor shall procure the issue of a definitive share certificate or such acknowledgement of shareholding as is prescribed from time to time for the Shares transferred automatically to the Awardholder.

Transfer to a nominee

19.9 If the Awardholder requests, some or all of the Shares he acquires on the exercise of a Nil-Cost Option Award may be transferred to a nominee of the Awardholder, provided that beneficial ownership of the Shares vests in the Awardholder.

19.10 If the Awardholder is a participant in a Corporate Nominee Facility, Shares he acquires may be transferred to the Corporate Nominee, unless the Awardholder directs otherwise.

Dividends on Nil-Cost Option Award Shares

19.11 When a Nil-Cost Option Award is made the Grantor (acting, in the case of an Award to an executive director of the Company, with the consent of the Committee) may specify that when it is exercised, the Grantor shall:-

19.11.1 pay to the Awardholder, or procure the payment to the Awardholder of, a cash sum (subject to deduction of income tax and NICs under the PAYE Regulations) not exceeding the aggregate amount of dividends paid on the Shares acquired upon the exercise of such Nil-Cost Option Award on that occasion since the Award Date; or

19.11.2 subject to Rule 37, procure the transfer to the Awardholder of such additional number of Shares as could have been (or was in fact) acquired by the reinvestment of dividends paid on the Shares acquired since the Award Date.

19.12 For the purposes of Rule 19.11.2, if Shares were not in fact acquired by the reinvestment of dividends, the maximum additional number of Shares which may be so transferred shall be determined on the basis that each such dividend was reinvested on the date of payment of that dividend at a price per Share equal to the Market Value of a Share on that day.

20. NIL-COST OPTION AWARD – LEAVING BY REASON OF A SPECIFIED CIRCUMSTANCE

20.1 The following provisions of this Rule 20 shall apply if an Awardholder to whom a Nil-Cost Option Award has been made Leaves by reason of a Specified Circumstance.

20.2 Subject to Rule 22, such Nil-Cost Option Award may be exercised, within the period of 12 months beginning with the Leaving Date, in respect of Award Shares which, immediately before the Leaving Date, were Vested Award Shares.

20.3 If, before the end of the Award Period, the Awardholder Leaves by reason of a Specified Circumstance then, subject to Rule 22, the Awardholder may exercise a Nil-Cost Option Award:-

20.3.1 within the period of 12 months after the end of the Award Period but only in respect of a proportion (corresponding to such proportion of the Award Period as fell before the Leaving Date) of the Award Shares which become Vested Award Shares in consequence of the Performance Condition being satisfied; or

20.3.2 if the Directors so determine and notify the Awardholder within 3 months after the Awardholder Leaves, within the period of 12 months beginning with

the Leaving Date, but only in respect of a proportion, (corresponding to such proportion of the Award Period as fell before the Leaving Date), of such of the Award Shares which become Vested Award Shares in consequence of the Directors making a determination pursuant to Rule 36.6 (*Deemed Vesting on Leaving*).

20.4 The Grantor may, with the agreement of the Committee, permit the Awardholder to exercise such Nil-Cost Option Award in respect of a proportion of the Award Shares which is greater than the proportion mentioned in Rules 20.3.1 and 20.3.2, provided that, in determining such proportion, the Committee shall, if appropriate, have due regard to the extent to which, as at the Leaving Date, the Company might reasonably have been expected to meet the Performance Condition.

20.5 A Nil-Cost Option Award shall lapse and cease to be exercisable in respect of any remaining Award Shares.

21. NIL-COST OPTION AWARD - LEAVING FOR ANY OTHER REASON

21.1 If an Awardholder to whom a Nil-Cost Option Award has been made Leaves for any other reason then:-

21.1.1 the Nil-Cost Option Award may be exercised, within 12 months after the Leaving Date, in respect of any Award Shares as were, immediately before the Leaving Date, Vested Award Shares; and

21.1.2 unless the Grantor otherwise determines and notifies the Awardholder within the period of 30 days after the Leaving Date, the Nil-Cost Option Award shall lapse and cease to be exercisable in respect of unvested Award Shares.

21.2 An Awardholder who Leaves for any such other reason shall not be entitled to exercise a Nil-Cost Option Award after the Leaving Date (otherwise than pursuant to Rule 21.1.1) except when and insofar as the Grantor may specify.

21.3 A determination made (if at all) as mentioned in Rule 21.1.2 shall specify:-

21.3.1 the number or proportion of Award Shares in respect of which such Nil-Cost Option Award may be retained (having regard to Rule 36.6);

21.3.2 subject to Rule 19.2, the period or periods within which the Nil-Cost Option Award may be exercised;

21.3.3 the circumstances in which the Nil-Cost Option Award shall lapse and cease to be exercisable before it is exercised within any such period; and

21.3.4 such other conditions upon the exercise of the Nil-Cost Option Award as the Grantor (or, in the case of a director of the Company, the Committee) may specify.

21.4 If the Awardholder is a director of the Company, no such determination as mentioned in Rule 21.1.2 shall be made without the consent of the Committee.

22. NIL-COST OPTION AWARD – LEAVING FOR MISCONDUCT

22.1 If either:-

22.1.1 an Awardholder Leaves by reason of Misconduct; or

22.1.2 Leaves and the Company subsequently determines that before the Leaving Date circumstances had arisen in which the Awardholder's Employer was entitled to dismiss the Awardholder summarily

a Nil-Cost Option Award granted to the Awardholder shall immediately lapse and cease to be exercisable and none of the Grantor, the Company or the Awardholder's Employer shall be under any obligation to transfer or procure the transfer of any Shares or of any interest in Shares pursuant to such Nil-Cost Option Award.

22.2 The provisions of Rule 22.1 shall have effect in relation to a Nil-Cost Option Award regardless of whether the Awardholder has already exercised or purported to exercise such Nil-Cost Option Award.

PART D: CONTINGENT SHARE AWARDS

23. CONTINGENT SHARE AWARDS

23.1 The Trustee (acting on the recommendation of the Company), or the Company, may from time to time notify an Eligible Employee that, subject to the terms of this Plan, if:-

23.1.1 the Shares specified in such notice become Vested Award Shares; and

23.1.2 except as the Grantor may otherwise determine pursuant to Rule 26.1.2, the Awardholder has not then ceased to hold office or employment within the Group

the Grantor will then transfer, or procure the transfer of, such Vested Award Shares to, or to the order of, the Awardholder.

23.2 Entitlement to a transfer of Shares pursuant to a Contingent Share Award shall be subject to a Performance Condition.

23.3 No amount shall be payable by the Awardholder for the acquisition of Shares pursuant to a Contingent Share Award.

24. SATISFACTION OF CONTINGENT SHARE AWARDS

24.1 As soon as practicable after any Award Shares have become Vested Award Shares, the Grantor shall transfer or procure the transfer of Vested Award Shares to or to the order of the Awardholder save that, if the Awardholder is a participant in the Corporate Nominee Facility then, unless the Awardholder otherwise directs, Shares he acquires may be transferred to the Corporate Nominee. If the Awardholder so requests, some or all of the Shares he acquires may be transferred to the nominee of an Awardholder, provided that the beneficial ownership of the Shares vests in the Awardholder.

24.2 Subject to Rule 25, an Awardholder shall have no right or entitlement to Award Shares which do not become Vested Award Shares.

Dividends on Contingent Share Award Shares

24.3 When a Contingent Share Award is made, the Grantor (acting, in the case of an Award to a director of the Company, with the consent of the Committee) may specify that when Award Shares become Vested Award Shares, the Grantor shall either:-

24.3.1 pay to the Awardholder, or procure the payment to the Awardholder of, a cash sum (subject to deduction of income tax and NICs under the PAYE Regulations) not exceeding the aggregate amount of dividends paid on the Vested Award Shares since the Award Date; or

24.3.2 subject to Rule 37, procure the transfer to the Awardholder of such additional number of Shares as could have been (or was in fact) acquired by the reinvestment of dividends paid on the Vested Award Shares since the Award Date.

24.4 For the purposes of Rule 24.3, if Shares were not in fact acquired by the reinvestment of dividends, the maximum additional number of Shares which may be so transferred shall be determined on the basis that each such dividend was reinvested on the date of payment of that dividend at a price per Share equal to the Market Value of a Share on that day.

Grant of an Option to acquire Vested Award Shares

24.5 The Grantor may, instead of procuring the transfer of Vested Award Shares, grant to the Awardholder a right to acquire such Vested Award Shares ("**a Vested Option**") which is on terms that:-

24.5.1 the aggregate price payable for such Vested Award Shares upon the exercise of such Vested Option (if any) shall be not greater than £1;

24.5.2 the Vested Option shall first become exercisable not later than one month after its date of grant; and

24.5.3 the Vested Option shall not in any event be exercisable after the tenth anniversary of the Award Date or such earlier date as the Grantor may specify

and (subject to Parts H and I of this Plan) is otherwise exercisable on such terms as the Grantor shall determine and notify to the Awardholder when such Vested Option is granted.

24.6 A Vested Option shall not be exercisable later than the first anniversary of the Leaving Date of an Awardholder.

Dividends on Vested Option Shares

24.7 The Committee may determine that, for so long as any Vested Option remains unexercised, the Grantor shall:-

24.7.1 apply the net amount of any cash dividends received in respect of the Shares in respect of which such Vested Option subsists in the acquisition of additional Shares; and

24.7.2 transfer such additional Shares to the Awardholder when the Vested Option is exercised.

Effect of Restrictions upon Transfer of, or Grant of Option over, Vested Shares

24.8 Vested Award Shares may not be transferred, nor may a Vested Option be granted, to or to the order of an Awardholder on any occasion if such transfer or grant would not then be in compliance with the Model Code.

24.9 If on any occasion the transfer of any Vested Award Shares or the grant or exercise of a Vested Option is restricted by reason of the Model Code or any other regulation, requirement or guidance issued by the London Stock Exchange or the UK Listing Authority and which relates to dealings in Shares by directors or employees of any member of the Group, such Shares shall be transferred, or such Vested Option shall be granted or may be exercised, as soon as practicable after all such restrictions have been lifted.

25. CONTINGENT SHARE AWARDS – LEAVING BY REASON OF A SPECIFIED CIRCUMSTANCE

25.1 The following provisions of this Rule 25 shall apply if an Awardholder to whom a Contingent Share Award has been made Leaves by reason of a Specified Circumstance.

25.2 Subject to Rule 27, the Grantor shall as soon as reasonably practicable after the Leaving Date, procure the transfer to, or to the order of, the Awardholder of such of the Award Shares as, immediately before the Leaving Date, were Vested Award Shares.

25.3 If, before the end of the Award Period, the Awardholder Leaves by reason of a Specified Circumstance then, subject to Rule 27, the Grantor shall:-

25.3.1 as soon as reasonably practicable after the end of the Award Period, procure the transfer to, or to the order of, the Awardholder of a proportion (corresponding to such proportion of the Award Period as fell before the Leaving Date) of the Award Shares which become Vested Award Shares in consequence of the Performance Condition being satisfied; or

25.3.2 if the Directors so determine, as soon as reasonably practicable after the Leaving Date, procure the transfer to, or to the order of, the Awardholder of a proportion (corresponding to such proportion of the Award Period as fell before the Leaving Date) of such of the Award Shares which become Vested Award Shares in consequence of the Directors making a determination pursuant to Rule 36.6 (*Deemed Vesting on Leaving*).

25.4 The Grantor may, with the agreement of the Committee, transfer to, or to the order of, the Awardholder a proportion of the Award Shares which is greater than the proportion mentioned in Rules 25.3.1 and 25.3.2 provided that, in determining such proportion, the Committee shall, if appropriate, have due regard to the extent to which, as at the Leaving Date, the Company might reasonably have been expected to meet the Performance Condition.

25.5 A Contingent Share Award shall lapse in respect of the remaining Award Shares.

26. CONTINGENT SHARE AWARD - LEAVING FOR ANY OTHER REASON

26.1 If an Awardholder to whom a Contingent Share Award has been made Leaves for any other reason then:-

26.1.1 the Grantor shall, as soon as reasonably practicable after the Leaving Date, procure the transfer to, or to the order of, the Awardholder such of the Award Shares as were, immediately before the Leaving Date, Vested Award Shares; and

26.1.2 unless the Grantor otherwise determines and notifies the Awardholder within the period of 30 days after the Leaving Date, the Contingent Share Award shall lapse in respect of unvested Award Shares.

26.2 A determination made (if at all) as mentioned in Rule 26.1.2 shall specify:-

26.2.1 the proportion of Award Shares in respect of which the Contingent Share Award may be retained (having regard to Rule 36.6);

26.2.2 the circumstances in which such Contingent Share Award shall lapse before any of the Shares in respect of which it may be retained become Vested Award Shares; and

26.2.3 such other conditions upon the vesting of such Contingent Share Award as the Grantor (or in the case of a director of the Company, the Committee) may specify.

26.3 If the Awardholder is a director of the Company, no such determination as mentioned in Rule 26.1.2 shall be made without the consent of the Committee.

27. CONTINGENT SHARE AWARD – LEAVING FOR MISCONDUCT

27.1 If either:-

27.1.1 an Awardholder Leaves by reason of Misconduct; or

27.1.2 Leaves and the Company subsequently determines that before the Leaving Date circumstances had arisen in which the Awardholder's Employer was entitled to dismiss the Awardholder summarily

a Contingent Share Award granted to the Awardholder shall immediately lapse and none of the Grantor, the Company or the Awardholder's Employer shall be under any obligation to transfer or procure the transfer of any Shares or of any interest in Shares pursuant to such Contingent Share Award.

27.2 The provisions of Rule 27.1 shall have effect in relation to a Contingent Share Award regardless of whether the Performance Condition has then been satisfied in whole or in part.

PART E: FORFEITABLE SHARES

28. FORFEITABLE SHARES

28.1 The Trustee (acting with the consent of the Company), or the Company, may, from time to time, invite any Eligible Employee to accept, on the terms of this Plan, the transfer of the beneficial interest in a given number of Shares which shall be at risk of forfeiture as described in Rule 28.6 if and insofar as a Performance Condition is not satisfied.

28.2 It shall be a term of an Award of Forfeitable Shares that the Awardholder agrees to be bound by contract with the Grantor:-

28.2.1 to permit legal title to the Forfeitable Shares to remain with the Trustee throughout the period ending with such Shares becoming Vested Award Shares ("the Holding Period"); and

28.2.2 not to assign, charge, or otherwise dispose of the Awardholder's beneficial interest in such Forfeitable Shares otherwise than as mentioned in Rule 28.3.

28.3 The Awardholder may direct the Trustee to do any of the following during the Holding Period:-

28.3.1 accept an offer for any or all of the Awardholder's Forfeitable Shares ("the Original Shares") if the acceptance or agreement will result in a new holding being equated with the Original Shares for the purposes of UK capital gains tax;

28.3.2 agree to a transaction affecting the Awardholder's Forfeitable Shares if the transaction would be entered into as a result of a compromise, arrangement or scheme applicable to or affecting all of the Ordinary Share Capital;

28.3.3 accept an offer for the Awardholder's Forfeitable Shares of cash (with or without other assets) or a Qualifying Corporate Bond (whether alone or with other assets, or cash, or both) if the offer forms part of a general offer made to holders of Shares and is made in the first instance on a condition such that if it is satisfied, the person making the offer will have control of the Company.

28.4 For the purposes of Rule 28.3.3, "control" shall have the meaning given by section 416 of the Taxes Act.

28.5 The provisions of Rule 28.3 shall have effect subject to the provisions of Part H.

Forfeiture of Award Shares

28.6 If the performance of the Company over the Performance Period is such that the Performance Condition is not met at all, the Awardholder shall forfeit all of his interest in all of the Award Shares which, at the Leaving Date, are not Vested Award Shares.

28.7 If the performance of the Company over the Performance Period is such that the applicable Performance Condition is met in part, but not in full, so that some, but not all, of the Award Shares comprised in an award of Forfeitable Shares become Vested Award Shares, the Awardholder shall forfeit all of his interest in the balance of the unvested Award Shares.

28.8 If and insofar as any Award Shares comprised in an Award of Forfeitable Shares become Vested Award Shares, such Shares shall be released to, or to the order of,

the Awardholder who, subject to Rule 37, may direct the Trustee to sell or otherwise deal with such Shares in such manner as the Awardholder may direct.

28.9 In the absence of any such direction, the Trustee shall transfer title to such Shares into the name of the Awardholder or, if the Awardholder is a participant in the Company's Corporate Nominee Facility, to the Corporate Nominee.

Power of Attorney

28.10 It shall be a term of an Award of Forfeitable Shares that the Awardholder grants, to such person or persons as the Company may nominate, an irrevocable power of attorney for the purpose of giving effect to any such transfer of the Awardholder's interest in any Forfeitable Shares.

28.11 An Awardholder shall not be entitled to any consideration or compensation for the forfeiture of any Forfeitable Shares.

29. FORFEITABLE SHARES – LEAVING BY REASON OF A SPECIFIED CIRCUMSTANCE

29.1 The following provisions of this Rule 29 shall apply if an Awardholder to whom Forfeitable Shares have been awarded Leaves by reason of a Specified Circumstance.

29.2 Subject to Rule 31, the Trustee shall, as soon as reasonably practicable after the Leaving Date, release and transfer to, or to the order of, the Awardholder such of the Award Shares which, immediately before the Leaving Date, were Vested Award Shares.

29.3 If, before the end of the Performance Period, the Awardholder Leaves by reason of a Specified Circumstance then, subject to Rule 31, the Trustee shall:-

29.3.1 as soon as reasonably practicable after the end of the Performance Period, release and transfer to, or to the order of, the Awardholder, a proportion (corresponding to such proportion of the Performance Period as fell before the Leaving Date) of the Award Shares which become Vested Award Shares in consequence of the Performance Condition being satisfied; or

29.3.2 if the Directors so determine, as soon as reasonably practicable after the Leaving Date, release and transfer to, or to the order of, the Awardholder, a proportion, (corresponding to such proportion of the Performance Period as fell before the Leaving Date), of such of the Award Shares which become Vested Award Shares in consequence of the Directors making a determination pursuant to Rule 36.6 (*Deemed Vesting on Leaving*).

29.4 The Grantor may, with the agreement of the Committee, release to, or to the order of, the Awardholder, a proportion of the Award Shares which is greater than the proportion mentioned in Rule 29.2 or 29.3.1, provided that, in determining such proportion, the Committee shall, if appropriate, have due regard to the extent to which, as at the Leaving Date, the Company might reasonably have been expected to meet the Performance Condition.

29.5 The Awardholder shall forfeit the remaining Forfeitable Shares.

30. FORFEITABLE SHARES - LEAVING FOR ANY OTHER REASON

30.1 If an Awardholder to whom Forfeitable Shares have been awarded Leaves for any other reason then:-

30.1.1 the Trustee shall release and transfer to, or to the order of, the Awardholder such of the Award Shares as were, immediately before the Leaving Date, Vested Award Shares; and

30.1.2 unless the Company otherwise determines and notifies the Awardholder within 30 days after the Leaving Date, the Awardholder shall forfeit the remaining Forfeitable Shares.

30.2 A determination made (if at all) as mentioned in Rule 30.1.2 shall specify:-

30.2.1 the proportion of Forfeitable Shares which shall then be forfeited (having regard to Rule 36.6);

30.2.2 the circumstances in which the remaining Forfeitable Shares shall be forfeited before such Shares become Vested Award Shares; and

30.2.3 such other conditions upon the vesting of such Forfeitable Shares as the Grantor (or in the case of a director of the Company, the Committee) may specify.

30.3 If the Awardholder is a director of the Company, no such determination as mentioned in Rule 30.1.2 shall be made without the consent of the Committee

31. FORFEITABLE SHARE AWARD – LEAVING FOR MISCONDUCT

31.1 If either:-

31.1.1 an Awardholder Leaves by reason of Misconduct; or

31.1.2 Leaves and the Company subsequently determines that before the Leaving Date circumstances had arisen in which the Awardholder's Employer was entitled to dismiss the Awardholder summarily

the Awardholder shall immediately forfeit all of his interest in all of his Forfeitable Shares.

31.2 The provisions of Rule 31.1 shall have effect in relation to a Forfeitable Share Award regardless of whether the Performance Condition set in relation to such Forfeitable Share Award has then been satisfied.

32. RELEASE OF FORFEITABLE SHARES

32.1 If and insofar as any Forfeitable Shares become Vested Award Shares, such Shares shall be released to, or to the order of, the Awardholder who, subject to Rule 37, may direct the Trustee to sell or otherwise deal with such Shares in such manner as the Awardholder may direct.

32.2 In the absence of any such direction, the Trustee shall transfer title to such Shares into the name of the Awardholder or, if the Awardholder is a participant in the Company's Corporate Nominee Facility, to the Corporate Nominee.

33. DIVIDENDS

Before an Award of Forfeitable Shares is made on any occasion, the Grantor (acting, in the case of an award to a director of the Company, with the consent of the Committee) may determine that the Awardholder must first agree to surrender or renounce in favour of the Trustee any rights or entitlement to dividends on Forfeitable Shares in respect of which the Award subsists on terms that an amount equal to not less than the aggregate amount or value of such dividends on such of the Forfeitable

Shares as become Vested Award Shares shall be paid to the Awardholder when such Shares become Vested Award Shares.

34. **VOTING RIGHTS**

34.1 In relation to any matter on which the Trustee has a right or opportunity as a member of the Company to vote or to exercise any other rights, the Trustee may, but shall not be obliged to, seek irrevocable directions from the holder of any Forfeitable Share Award as to the manner in which the Trustee should exercise such rights in respect of the Awardholder's Award Shares.

34.2 The Trustee shall comply with such directions and if, before such time as may be specified in writing by the Trustee, the Trustee does not receive directions in respect of the exercise of voting or other rights attaching to any Forfeitable Shares, then, except as otherwise provided in Rule 34.3 the Trustee shall refrain from exercising any such rights.

34.3 The Trustee shall not be entitled to vote on a show of hands on a particular resolution in respect of Forfeitable Shares held on behalf of Awardholders unless all directions received from those Awardholders who have given directions in respect of that resolution are identical.

34.4 The Trustee shall not be under any obligation to call for a poll, and in the event of any poll the Trustee shall, in relation to Forfeitable Shares, vote only in accordance with the directions of Awardholders.

35. **RIGHTS ISSUES**

35.1 If the Company makes an offer or invitation conferring any rights upon its members to acquire, against payment, additional rights or securities in the Company or any other company which is or will become an Associated Company, the Trustee shall allocate such rights or securities amongst the holders of Forfeitable Shares concerned in direct proportion to the number of such Forfeitable Shares respectively held by the Trustee on behalf of each Awardholder and, if such allocation shall give rise to a fraction of a security or a transferable unit the Trustee shall round down to the next whole unit and shall aggregate the fractions not so allocated and use best endeavours to sell any rights or units which are not so allocated and distribute the net proceeds of sale (after deducting any expenses of sale and any taxation which may be payable) proportionately amongst the holders of such Forfeitable Shares whose allocation was rounded down, provided that any sum of less than £3 otherwise distributable to a particular Awardholder may be retained by the Trustee.

35.2 If the Company makes an offer or invitation conferring any rights upon its members to acquire, against payment, additional rights or securities of any description in the Company or any other company which is or will become an Associated Company, the Trustee shall comply with any direction from an Awardholder concerning the exercise or sale of any rights attributable to the Awardholder's Forfeitable Shares **PROVIDED THAT** the Trustee shall not be required to exercise any such rights except to the extent that they have been provided with the full amount payable (if any) on such exercise either by the Awardholder concerned or, if the Awardholder so directs as mentioned in Rule 35.4, out of the net proceeds of the sale, nil paid, of another part of the rights attributable to that Awardholder's Forfeitable Shares.

35.3 If no such direction as is mentioned in Rule 35.2 is received at least 7 business days before the last day on which such rights may be exercised, the Trustee shall take no action in relation to such rights.

35.4 If an Awardholder so directs the Trustee at least 7 business days before the last day on which such rights may be exercised, the Trustee shall exercise a proportion of such

rights by selling sufficient of the rights, nil paid, so that out of the net proceeds of sale, the balance of the rights may be exercised.

35.5 Shares acquired by the Trustee on behalf of an Awardholder upon the exercise of such rights as are mentioned in Rule 35.2 and which are conferred in respect of Forfeitable Shares and are acquired in the manner mentioned in rule 35.4 shall, for the purposes of this Plan, be held by the Trustee as Forfeitable Shares and be deemed to have been awarded to the Awardholder in the same way and at the same time as were the Awardholder's Award Shares in respect of which such rights were conferred.

35.6 Subject to Rule 35.5, any shares or other securities acquired by the Trustee on behalf of an Awardholder in any of the circumstances mentioned in Rules 35.1 or 35.2 (otherwise than any new securities allotted by the Company by way of capitalisation issue to the Trustee in respect of an Awardholder's Forfeitable Shares) shall not be held in the Plan and shall not form part of that Awardholder's Award Shares, but shall be held by the Trustee as bare trustee for the Awardholder.

PART F: PERFORMANCE CONDITIONS

36. PERFORMANCE CONDITIONS

36.1 Unless the Directors otherwise determine, a Performance Condition shall relate to performance over a minimum period of three Years, beginning not earlier than that in which the Award is made, measured against such objective criteria as shall be specified by the Committee.

36.2 A Performance Condition may provide that a given number or proportion of Award Shares shall become Vested Award Shares according to whether, and the extent to which, different levels of performance are achieved or exceeded.

36.3 After an Award has been granted the Committee may (with the consent of the Grantor, where appropriate), in appropriate circumstances, amend the Performance Condition if an event has occurred or events have occurred in consequence of which the Committee reasonably considers that the existing Performance Condition should be so amended to ensure that the objective criteria against which the performance of the Company will then be measured will be a fairer measure of such performance and that any amended Performance Condition will afford a more effective incentive to the Awardholder.

36.4 The number of Shares in respect of which Award Shares shall become Vested Award Shares on any occasion shall be rounded up to the nearest whole number of Shares.

Deemed Vesting upon a Corporate Event

36.5 If, before the end of the Award Period, circumstances arise as mentioned in Rules 40 ("*Demerger*"), 41 ("*Compulsory Acquisition, etc*") or 42 ("*Change of Control*") the Committee shall determine whether and to what extent any Performance Condition shall then be deemed to be satisfied having regard to the progress towards meeting any applicable Performance Condition.

Deemed Vesting upon Leaving

36.6 If an Awardholder Leaves before the end of the Award Period, the Committee may determine whether and to what extent any Performance Condition shall then be deemed to be satisfied having regard to the progress towards meeting any applicable Performance Condition.

Determination by the Committee

36.7 The questions of:-

36.7.1 whether and to what extent a Performance Condition is or is deemed to be satisfied; and

36.7.2 the number or proportion of Award Shares which become Vested Award Shares

shall be for the determination of the Committee whose decision shall be final and binding.

36.8 In making any such determination, the Committee shall be entitled to make such adjustment as may, in their opinion, be appropriate to take account of the underlying financial performance of the Company over the Performance Period (or that part of the Performance Period as has then elapsed).

36.9 The Company shall, as soon as practicable, notify an Awardholder of the fact that a Performance Condition has been satisfied in whole or in part.

PART G: RECOVERY OF AWARD TAX LIABILITY

37. RECOVERY OF AWARD TAX LIABILITY

37.1 If, on any occasion, any Award Tax Liability arises in relation to, or in consequence of, anything done pursuant to this Plan, then unless:-

37.1.1 the Awardholder has previously made arrangements, satisfactory to the Company, for payment of his Award Tax Liability; or

37.1.2 the Awardholder has authorised the Grantor to the extent necessary to reimburse the Awardholder's Employer, to sell as agent for the Awardholder (at the best price which can reasonably be expected to be obtained at the time of sale) a sufficient number of Vested Award Shares, and to procure payment to the Awardholder's Employer out of the net proceeds of sale of such Shares (after deduction of all fees, commissions and expenses incurred in relation to such sale) of monies sufficient to satisfy the indemnity mentioned in Rule 0

the Grantor shall, to the extent necessary to reimburse the Awardholder's Employer, have the right to sell as agent for the Awardholder (as mentioned in Rule 37.1.2) a sufficient number of the Vested Award Shares, and to procure payment to the Awardholder's Employer, out of the net proceeds of sale of such Shares (after deduction of all fees, commissions and expenses incurred in relation to such sale) of monies sufficient to satisfy the indemnity mentioned in Rule 0 and/or the Awardholder's Employer shall have the right to deduct the requisite amount from the Awardholder's salary.

PART H: CORPORATE EVENTS

38. DEEMED VESTING

38.1 References in this Part H to Award Shares becoming Vested Award Shares are to be construed as references to Award Shares becoming Vested Award Shares in consequence of a determination by the Committee pursuant to Rule 36.5.

38.2 The provisions of Rules 41 - 44 (inclusive) shall have effect subject to Rule 45.

39. INTERNAL REORGANISATION – NIL-COST OPTION AWARDS

39.1 If:-

39.1.1 in consequence of a demerger, reorganisation, reconstruction or amalgamation, the Company will come under the Control of another company, or the business of the Company will then be carried on by another company and, in either case, substantially all of the persons who owned the Ordinary Share Capital immediately before such change of Control will immediately thereafter continue to have Control of the Company and will then own more than 50 per cent of the issued ordinary share capital of such other company (other than fixed-rate preference shares); and

39.1.2 holders of all Nil-Cost Option Awards and Vested Options are each invited to accept an Exchange of Awards

then:-

(a) the following provisions of this Part H shall not apply; and

(b) all Nil-Cost Option Awards and Vested Options shall lapse and cease to be exercisable at the end of the period of 21 days beginning with the date on which such invitation is made or, if later, the end of the period in which the Awardholder may accept such invitation.

39.2 The following provisions of this Part H shall have effect subject to this Rule 39.

40. DEMERGER

40.1 If:-

40.1.1 notice is given to shareholders of the Company of a proposed demerger of the Company or of any Subsidiary; and

40.1.2 the Committee is of the opinion, and the Independent Advisers have confirmed, that the interests of Awardholders would or might be substantially prejudiced by the proposed demerger

the Company may, as soon as practicable:-

(a) notify Awardholders that Nil-Cost Option Awards may then be exercised, within one month (or such longer period as may be specified in such notice), in respect of such of the Award Shares (if any) which, in consequence of the application of Rule 36.5, then become Vested Award Shares; or

(b) procure the transfer to Awardholders of such of the Shares under Contingent Share Awards (if any) which, in consequence of the application of Rule 36.5, then become Vested Award Shares; and

(c) procure that such of the Forfeitable Award Shares (if any) which, in consequence of the application of Rule 36.5, then become Vested Award Shares are released to, or to the order of, the Awardholder.

40.2 A Nil-Cost Option and a Vested Option which is not exercised within the period specified pursuant to Rule 40.1(a) shall, if the Directors so determine and specify in the notice given to Awardholders, lapse and cease to be exercisable at the end of that period.

41. STATUTORY RECONSTRUCTION

41.1 Subject to 41.2, if the court sanctions a compromise or arrangement proposed for the purposes of or in connection with a scheme for the reconstruction of the Company or its amalgamation pursuant to section 425 of the Companies Act 1985, the Company may:-

41.1.1 notify Awardholders that Nil-Cost Option Awards may then be exercised, within the period of 3 months commencing on the date on which the compromise or arrangement becomes effective (or, if the Directors so determine, the earlier date when the court sanctions the compromise or arrangement) in respect of a proportion (corresponding to such proportion of the Award Period as had elapsed at such date) of such of the Award Shares (if any) which, in consequence of the application of Rule 36.5, then become Vested Award Shares; and

41.1.2 procure the transfer to Awardholders of a proportion (corresponding to such proportion of the Award Period as had elapsed at such date) of such of the Shares under Contingent Share Awards (if any) which, in consequence of the application of Rule 36.5, then become Vested Award Shares.

41.1.3 procure that a proportion (corresponding to such proportion of the Performance Period as had elapsed at such date) of such of the Forfeitable Award Share (if any) which, in consequence of the application of Rule 36.5, then become Vested Award Shares are released to, or to the order of, the Awardholder.

41.2 The Company may notify Awardholders that Nil-Cost Option Awards and Vested Options may be exercised subject to the court sanctioning the compromise or arrangement, so that such exercise takes effect immediately after the court sanctions the compromise or arrangement but before such compromise or arrangement becomes effective, but only in respect of such of a proportion (corresponding to such proportion of the Award Period as had elapsed at such date) of the Award Shares (if any) which, in consequence of the application of Rule 36.5, then become Vested Award Shares and, in this event, the Company shall notify Awardholders of the period (of at least 14 days, ending no more than 14 days before the date on which the court is expected to sanction the compromise or arrangement) during which Nil-Cost Option Awards and Vested Options may be so exercised.

41.3 Any entitlement to exercise a Nil-Cost Option Award pursuant to a determination by the Company in accordance with Rule 41.2 shall be in addition to the Awardholder's rights if notice is given to Awardholders pursuant to Rule 41.1.1.

41.4 A Nil-Cost Option and a Vested Option which is not exercised within the period specified pursuant to Rule 41.1.1 or, as the case may be, Rule 41.2, shall, if the Directors so determine and specify in the notice given to Awardholders, lapse and cease to be exercisable at the end of that period.

42. CHANGE OF CONTROL

42.1 If any person:-

42.1.1 obtains Control of the Company as a result of making a general offer to acquire Shares in the Company; or

42.1.2 having obtained such Control, makes such an offer

then the Company shall, as soon as practicable after becoming aware of that event:-

(a) notify Awardholders that Nil-Cost Option Awards may then be exercised, within one month (or such longer period as may be specified in such notice), in respect of a proportion (corresponding to such proportion of the Award Period as had elapsed when such person obtained Control of the Company) of such of the Award Shares (if any) which, in consequence of the application of Rule 36.5, then become Vested Award Shares; and

(b) procure the transfer to Awardholders of a proportion (corresponding to such proportion of the Award Period as had elapsed when such person obtained Control of the Company) of such of the Shares under Contingent Share Awards (if any) which, in consequence of the application of Rule 36.5, then become Vested Award Shares; and

(c) procure that a proportion (corresponding to such proportion of the Performance Period as had elapsed when such person obtained Control of the Company) of such of the Forfeitable Award Shares (if any) which, in consequence of the application of Rule 36.5, then become Vested Award Shares are released to, or to the order of, the Awardholder.

42.2 For the purposes of the preceding provisions of this Rule 42 a person shall be deemed to have Control of the Company if he, and others acting in concert with him, have together obtained Control of it.

42.3 A Nil-Cost Option and a Vested Option which is not exercised within the period specified pursuant to Rule 42.1(a) shall, if the Directors so determine and specify in the notice given to Awardholders, lapse and cease to be exercisable at the end of that period.

43. COMPULSORY ACQUISITION

43.1 If any person becomes bound or entitled to acquire Shares in the Company under sections 428 – 430F of the Companies Act 1985 then the Company shall, as soon as practicable after becoming aware of that event:-

43.1.1 notify Awardholders that Nil-Cost Option Awards and Vested Options may then be exercised at any time when that person remains so entitled or bound but only in respect of a proportion (corresponding to such proportion of the Award Period as had elapsed when Control passed) of such of the Award Shares (if any) which, in consequence of the application of Rule 36.5, then become Vested Award Shares and, if not then exercised, a Nil-Cost Option Award and any Vested Option shall lapse and cease to be exercisable when such person ceases to be so bound or entitled; and

43.1.2 procure the transfer to Awardholders of a proportion (corresponding to such proportion of the Award Period as had elapsed when Control passed) of such of the Shares under Contingent Share Awards (if any) which, in

consequence of the application of Rule 36.5, then become Vested Award Shares; and

43.1.3 procure that a proportion (corresponding to such proportion of the Performance Period as had elapsed when Control passed) of such of the Forfeitable Award Shares (if any) which, in consequence of the application of Rule 36.5, then become Vested Award Shares are released to, or to the order of, the Awardholder.

44. WINDING-UP

44.1 If notice is given to holders of Shares of a resolution for the voluntary winding-up of the Company, then the Company shall, as soon as practicable after becoming aware of that event:-

44.1.1 notify Awardholders that Nil-Cost Option Awards may then be exercised at such times as specified by the notice but only in respect of a proportion (corresponding to such proportion of the Award Period as had elapsed when such notice was given) of such of the Award Shares (if any) which, in consequence of the application of Rule 36.5, then become Vested Award Shares; and

44.1.2 procure the transfer to Awardholders of a proportion (corresponding to such proportion of the Award Period as had elapsed when such notice was given) of such of the Shares under Contingent Share Awards (if any) which, in consequence of the application of Rule 36.5, then become Vested Award Shares; and

44.1.3 procure that a proportion (corresponding to such proportion of the Performance Period as had elapsed when such notice was given) of such of the Forfeitable Award Shares (if any) which, in consequence of the application of Rule 36.5, then become Vested Award Shares are released to, or to the order of, the Awardholder.

44.2 All Nil-Cost Option Awards, Vested Options and Contingent Share Awards shall immediately lapse and cease to be exercisable upon the commencement of a winding-up of the Company.

45. COMMITTEE DISCRETION NOT TO TIME-APPORTION ENTITLEMENTS

If upon the occurrence of any corporate event (as mentioned in Rules 41 - 44 (inclusive) the Committee is of the opinion that the circumstances are exceptional, the Committee may determine that the relevant provision of Part H shall take effect as if, whenever they appear, the words in parenthesis beginning "(corresponding to such proportion of the Performance Period as had elapsed ...)" were omitted, to the effect that the proportion of Award Shares which are deemed to become vested on that occasion shall not then be further reduced by time-apportionment.

PART I: AMENDMENTS

46. VARIATION OF SHARE CAPITAL

46.1 In the event of any alteration of the Ordinary Share Capital by way of capitalisation or rights issue, sub-division, consolidation or reduction, or the payment to shareholders of a special dividend or, subject to Rule 40, a demerger of the Company or of any subsidiary or any other variation of the share capital of the Company, the Committee may make such adjustment as it considers appropriate:-

46.1.1 to the number of Shares in respect of which a Nil-Cost Option Award a Vested Option or a Contingent Share Award subsists;

46.1.2 if a Nil-Cost Option Award or a Vested Option has been exercised but no Vested Award Shares have been transferred, to the number of Shares which may be so transferred

PROVIDED THAT:-

(a) except in the case of a sub-division, consolidation or capitalisation issue, any such adjustment is confirmed in writing by the Independent Advisers to be in their opinion fair and reasonable;

(b) the number of Shares as so adjusted has been rounded down to the nearest whole number; and

(c) if the Grantor is not the Company, no such adjustment shall be made without the consent of the Grantor.

46.2 As soon as reasonably practicable after making any adjustment pursuant to Rule 46.1, the Directors shall (on behalf of the Grantor) give notice to every Awardholder affected thereby and shall, at the written request of any such Awardholder and upon the surrender of any Award Certificates which he holds, deliver, or procure the delivery to him of, revised Award Certificates in respect of his Awards.

47. ALTERATION OF THE PLAN

47.1 The Committee may make any alteration or amendment to this Plan, including such alterations or amendments as may be necessary to take account of any comments of the UK Listing Authority, prior to its approval by shareholders of the Company.

47.2 The Committee may thereafter alter or amend any of the provisions of this Plan in any respect PROVIDED THAT:-

47.2.1 no such alteration or amendment shall be made to the advantage of existing or new Awardholders to the provisions relating to eligibility to participate, the individual and overall limitations on the making of Awards and the basis for determining Awardholders' rights to acquire Shares and the adjustment of such rights in the event of a variation of the Ordinary Share Capital or this Rule 47 without the prior approval by ordinary resolution of the shareholders of the Company **SAVE THAT** the provisions of this Rule 47.2 shall not apply to the extent that such alteration or amendment is in the opinion of the Directors a minor amendment which is necessary or appropriate:-

(a) to benefit the administration of this Plan;

(b) to take account of any change in legislation; or

(c) to obtain or maintain favourable tax, exchange control or regulatory treatment for existing or new Awardholders, the Company, any Subsidiary or any Associated Company; and

47.2.2 if, in relation to any Awards, the Grantor is not the Company, no alteration or addition shall be made to the terms of such Awards without the approval of the Grantor.

47.3 As soon as reasonably practicable after making any such alteration or addition the Directors shall (on behalf of the Grantor) give notice to every Awardholder (if any) affected thereby.

47.4 No alteration shall be made to the terms of any Award without the prior consent of the Awardholder if such alteration would, in the opinion of the Directors, materially prejudice the rights or entitlements of such Awardholder.

PART J: MISCELLANEOUS

48. SERVICE OF DOCUMENTS

48.1 Except as otherwise provided in this Plan, any notice or document to be given by, or on behalf of, the Company or other Grantor or any plan administrator to any person in accordance or in connection with this Plan shall be duly given:-

48.1.1 by sending it through the post in a pre-paid envelope to the address last known to the Company to be his address and, if so sent, it shall be deemed to have been duly given on the date of posting; or

48.1.2 if he holds office or employment with any member of the Group or any Associated Company, by delivering it to him at his place of work or by e-mail or by sending to him a facsimile transmission addressed to him at his place of work and if so sent it shall be deemed to have been duly given at the time of transmission **SAVE THAT** a notice or document shall not be duly given by e-mail unless that person is known by his employer company to have personal access during his normal business hours to information sent to him by e-mail.

48.2 Any notice or document so sent to an Eligible Employee or Awardholder shall be deemed to have been duly given notwithstanding that such Awardholder is then deceased (and whether or not the Company or other Grantor has notice of his death) except where his Personal Representatives have established their title to the satisfaction of the Company and supplied to the Company an alternative address to which documents are to be sent.

48.3 Any notice in writing or document to be submitted or given to the Grantor, the Company or a plan administrator in accordance or in connection with this Plan may be delivered, sent by post, facsimile transmission or e-mail but shall not in any event be duly given unless it is actually received (or, in the case of an e-mail, opened) by the Secretary of the Company or such other person as may from time to time be nominated by the Company and whose name and address is notified to Awardholders.

48.4 For the purposes of this Plan, an e-mail shall be treated as not having been duly sent or received if the recipient of such e-mail notifies the sender that it has not been opened because it contains, or is accompanied by a warning or caution that it could contain or be subject to, a virus or other computer programme which could alter damage or interfere with any computer software or e-mail.

49. RIGHTS ATTACHING TO SHARES

49.1 An issue or transfer of Shares or of any interest in Shares under this Plan shall be subject to the Company's Memorandum and Articles of Association, the Listing Rules, the Model Code or any other requirement or guidance issued by the UK Listing Authority and which relates to dealings in Shares by directors or employees of any member of the Group and to any necessary consents of any government or any other authorities (whether in the United Kingdom or otherwise) under any enactments or regulations from time to time in force. It shall be the responsibility of the Awardholder to do all such things as may be necessary to obtain or obviate the necessity for any such consent.

49.2 All Shares issued or transferred under this Plan shall rank equally in all respects with the Shares then in issue, except for any rights attaching to such Shares by reference to a record date prior to the date of such allotment or transfer.

50. **STAMP DUTY**

Any stamp duty or stamp duty reserve tax payable in respect of a transfer of Shares to, or to the order of, an Awardholder (other than stamp duty or stamp duty reserve tax payable on a sale of Shares by the Grantor at the direction of the Awardholder) shall be paid by the Company or, if different, the Grantor (who shall be reimbursed by the Company).

51. **JURISDICTION**

51.1 This Plan and any Award shall be governed by and construed in all respects in accordance with the laws of England and Wales.

51.2 The courts of England shall have exclusive jurisdiction in relation to any claim, dispute or difference concerning an Award and any matter arising from or in relation to this Plan.

52. **PURCHASES BY TRUSTEE**

An Awardholder may, subject to the Model Code, direct the Trustee to sell Vested Award Shares on his behalf and, in this event, such Shares may, if the Trustee so determines, be purchased by the Trustee **PROVIDED THAT** the price per Share paid by the Trustee is not less than the Market Value of a Share on the date of purchase.

53. **THIRD PARTY RIGHTS**

Except as otherwise expressly stated to the contrary, neither this Plan nor the making of any Award shall have the effect of giving any third party any rights under this Plan pursuant to the Contracts (Rights of Third Parties) Act 1999 and that Act shall not apply to this Plan or to the terms of any Award under it.

****


RECEIVED
2006 JAN 30 P 5:21
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

DATED 200[ ]

THE WOLFSON MICROELECTRONICS GROUP

EXECUTIVE SHARED OWNERSHIP PLAN

This Plan:-

- has been approved by ordinary resolution of shareholders of the Company on 16 February 2006
- has been established by resolution of the directors of the Company

This copy has been produced to the Extraordinary General Meeting of the Company on 16 February 2006 and signed by the Chairman for the purposes of identification

....
Chairman


Pinsent Masons

THE WOLFSON MICROELECTRONICS GROUP
EXECUTIVE SHARED OWNERSHIP PLAN

1. INTERPRETATION

1.1 In this Plan the following words and phrases have the meanings respectively given below:

"Announcement"	the announcement to a Regulatory Information Service (as defined in The Listing Rules) of the results of the Company for any period
"Associated Company"	any company which, in relation to the Company, is an associated company as that term is defined in section 416 of the Taxes Act but with the omission of the words "or at any time within one year previously"
"Award"	a transfer of the beneficial interest in a given number of Shares as mentioned in Rule 2.1
"the Committee"	the remuneration committee of the Directors
"the Company"	Wolfson Microelectronics plc (incorporated in Scotland with registered number SC089839)
"Control"	has the meaning given in section 840 of the Income and Corporation Taxes Act 1988
"the Co-Owner"	the trustee or trustees for the time being of the No. 2 Trust
"Dealing Day"	a day on which the London Stock Exchange is open for business
"Directors"	the board of directors of the Company or a duly authorised committee of the directors
"Eligible Employee"	a bona fide employee of a member of the Group
"the Group"	the Company and every other company which is a Subsidiary and is under the Control of the Company
"the London Stock Exchange"	London Stock Exchange plc
"the Model Code"	the code adopted by the Company which contains provisions similar in purpose and effect to the provisions of the Model Code on directors' dealings in securities issued by the UK Listing Authority from time to time

"the No. 1 Trust"	the Wolfson Microelectronics No. 1 Employees' Share Trust established by the Company by the execution of a Trust Deed dated [ ]
"the No. 2 Trust"	the Wolfson Microelectronics No. 2 Employees' Share Trust established by the Company by the execution of a trust deed dated [ ]
"Ordinary Share Capital"	the issued ordinary share capital of the Company other than fixed-rate preference shares
"Participant"	a person to whom an Award has been made
"Shares"	Ordinary Shares in the capital of the Company
"Subsidiary"	any company which is a subsidiary (within the meaning of section 736 of the Companies Act 1985) of the Company
"Trustee"	the trustee of the No. 1 Trust

1.2 References in this Plan to "Rules" are to the rules of this Plan as approved by shareholders of the Company in general meeting and amended from time to time in accordance with Rule 6.

2. PARTICIPATION IN THE PLAN

2.1 The Directors of the Company may from time to time, and subject to the following provisions of this Plan, recommend to the Trustee that the Trustee, in the exercise of its discretion, invite one or more Eligible Employees, together with the Co-Owner, to accept a transfer of the whole of the beneficial interest in a given number of Shares on, and subject to, the terms of a "Joint Ownership Agreement" substantially in the form set out in the Schedule to this Plan.

2.2 No such invitation shall be issued to any person who is not an Eligible Employee.

2.3 No such invitation shall be issued to any Eligible Employee who is a director of the Company without the agreement of the Committee.

2.4 An Award made to an Employee who is not a Director may be on terms which omit Clause 11 of the Schedule ("Co-Owner's Performance-Linked Call Option") to the intent that the Participant's entitlement to share in growth in value of the Shares which are the subject of the Award shall not be linked to the performance of the Company (other than growth in the market value of such Shares).

3. TIMING OF AWARDS

3.1 An Award may only be made during the period of:-

3.1.1 42 days immediately after this Plan is approved by shareholders of the Company in general meeting;

3.1.2 42 days beginning with the fourth Dealing Day following an Announcement;

3.1.3 28 days immediately after the person to whom it is made first becomes an Eligible Employee; or

3.1.4 subject to the Model Code, at any other time but only if, in the opinion of the Committee, the circumstances are exceptional.

3.2 If the Trustee is restricted by statute, order or regulation (including any regulation, order or requirement imposed on the Company by the UK Listing Authority or any other regulatory authority) from making an Award within any period as mentioned in Rule 3.1 an Award may be made within the period of 42 days (or, in the circumstances referred to in Rule 3.1.3, 28 days) after all such restrictions are removed.

3.3 No Award may be made in breach of the Model Code.

3.4 No Award may be made after 16 February 2016.

4. OVERALL LIMITS ON THE ISSUE OF NEW SHARES TO SATISFY AWARDS

4.1 Subject to the following provisions of this Rule 4 the Company may issue Shares (as new Shares or out of treasury) to the Trustee for the purposes of satisfying Awards and may do so on such terms, as to subscription price or otherwise, as the Directors may determine.

4.2 The number of Shares which may be issued for the purposes of this Plan on any day, when added to:-

4.2.1 the number of Shares which have previously been issued for the purposes of this Plan; and

4.2.2 the number of Shares issued, or in respect of which rights to subscribe for Shares have previously been granted (and which have not been exercised and have not then ceased to be exercisable), in the period of 10 years ending on that day pursuant to, or for the purposes of, any discretionary executive share incentive scheme established by the Company

shall not exceed 5 per cent of the Ordinary Share Capital on that day.

4.3 The number of Shares which may be issued for the purposes of this Plan on any day, when added to:-

4.3.1 the number of Shares which have previously been issued for the purposes of this Plan; and

4.3.2 the number of Shares issued, or in respect of which rights to subscribe for Shares have previously been granted (and which have not been exercised and have not then ceased to be exercisable), in the period of 10 years ending on that day pursuant to, or for the purposes of, any other employees' share scheme

shall not exceed 10 per cent of the Ordinary Share Capital on that day.

4.4 For the purposes of this Rule 4, "year" means a calendar year.

4.5 For the purposes of this Rule 4 references to rights to subscribe for Shares shall, if so required in accordance with guidance issued by the Association of British Insurers, be taken to include references to rights to acquire Shares issued or to be issued out of treasury.

4.6 In applying the limits imposed by Rules 4.2 and 4.3, no account shall be taken of Shares issued, or in respect of which rights to subscribe for Shares were granted, before the date on which Shares were first admitted to listing on the London Stock Exchange.

4.7 For the avoidance of doubt, if Shares issued to the trustee of any employees' trust established by the Company have been counted for the purpose of this Rule 4, they shall not also be counted when they are used to satisfy an Award (or a right granted under any other employees' share scheme of the Company).

5. INDIVIDUAL LIMITS ON THE MAKING OF AWARDS

Save in circumstances which are considered by the Committee to be exceptional, the aggregate Market Value of Shares in respect of which Awards are made to an Eligible Employee in any Year shall not be greater than 100 per cent of the rate of basic annual salary payable to such Eligible Employee at the date on which the Employee is invited to accept the relevant Award.

6. ALTERATION OF THE PLAN

The Directors, acting only on the recommendation of the Committee, may alter or amend any of the provisions of this Plan in any respect **PROVIDED THAT** no such alteration or amendment shall be made to the advantage of existing or new Participants to the provisions relating to eligibility to participate, the individual and overall limitations on the making of Awards or this Rule 6 without the prior approval by ordinary resolution of the shareholders of the Company **SAVE THAT** the provisions of this Rule 6 shall not apply to the extent that such alteration or amendment is in the opinion of the Directors a minor amendment which is necessary or appropriate:-

(a) to benefit the administration of this Plan;

(b) to take account of any change in legislation; or

(c) to obtain or maintain favourable tax, exchange control or regulatory treatment for existing or new Participants, the Company, any Subsidiary or any Associated Company.

****

SCHEDULE

DATED [ ] 200[ ]

(1) [XYZ] TRUSTEES LIMITED ("THE TRANSFEROR")
(as trustee of The Wolfson Microelectronics No.1 Employees' Share Trust)

(2) [EMPLOYEE] ("THE EMPLOYEE")

(3) [XYZ] TRUSTEES LIMITED ("the CO-OWNER")
(as trustee of The Wolfson Microelectronics No.2 Employees' Share Trust)

THE WOLFSON MICROELECTRONICS GROUP
EXECUTIVE SHARED OWNERSHIP PLAN

JOINT OWNERSHIP AGREEMENT


Pinsent Masons

CONTENTS

THE WOLFSON MICROELECTRONICS GROUP EXECUTIVE SHARED OWNERSHIP PLAN JOINT OWNERSHIP AGREEMENT

THIS AGREEMENT is made the day of [ ] 200[ ]

BETWEEN:-

(1) [XYZ] **TRUSTEES LIMITED** (incorporated in the Island of [ ] with registered number [ ]) whose registered office is at [address] in its capacity as trustee of The Wolfson Microelectronics No.1 Employees' Share Trust the "**Transferor**");

(2) [**EMPLOYEE**] of [address] (the "**Employee**"); and

(3) [XYZ] **TRUSTEES LIMITED** (incorporated in the Island of [ ] with registered number [ ]) whose registered office is at [address] in its capacity as trustee of The Wolfson Microelectronics No.2 Employees' Share Trust (the "**Co-Owner**").

WHEREAS:-

(A) The Employee is an employee of [Wolfson Microelectronics plc (the "**Company**")].

(B) The Co-Owner is the sole trustee of a settlement created by the Company for the benefit of employees and former employees (and their respective dependants) of the Employer Company and any of its participating subsidiaries from time to time.

(C) The Employee and the Co-Owner wish to acquire from the Transferor, and the Transferor has agreed to transfer to the Employee and the Co-Owner (acting jointly), the whole of the unencumbered beneficial interest in [ ] fully-paid ordinary shares in the capital of the Company (the "**Shares**") upon and subject to the terms of Clause 2 of this Agreement.

(D) The Employee and the Co-Owner have agreed to hold the Shares, and exercise the rights attaching to the Shares, upon the terms set out in this Agreement.

[(E) The middle market price of such a Share on the Dealing Day last preceding the date of this Agreement (as derived from the Daily Official List of the London Stock Exchange on the date of this Agreement) is £[X].]

NOW IT IS HEREBY AGREED as follows:-

1. **DEFINITIONS**

1.1 In this Agreement and the recitals above:-

"the Carrying Cost"	means, on any given day, the amount, £X, determined as follows:- $$X = \left(\frac{[0.05]}{365} \times \textit{Initial Market Value of the Jointly Owned Shares}\right) \times Y$$ where Y is the number of days in the period beginning with the date of this Agreement and ending on such given day
"the Company"	means Wolfson Microelectronics plc registered in Scotland with no. SC089839

"Control"	has the meaning given in section 840 of the Taxes Act
"the Co-Owners Call Option"	means the rights to acquire the whole or, as the case may be, a proportion of the Employee's Interest granted to the Co-Owner pursuant to Clauses [11], 12 and 13
"Dealing Day"	means a day on which the London Stock Exchange is open for business
"Employee's Interest"	means, on any given day, the interest of the Employee in the Jointly Owned Shares
"Employee Tax Liability"	in relation to the Employee, liability of the Employer Company to account to HM Revenue and Customs for any amount of, or representing, income tax or National Insurance contributions which may arise upon the disposal or part-disposal of the Jointly Owned Shares or of the Employee's Interest
"Employee's Percentage"	means, on any given day, the proportion (expressed as a percentage) of the aggregate proceeds of sale of all of the Jointly Owned Shares which would be due to the Employee if all of the Jointly Owned Shares were sold in the market on that day or, if that is not a Dealing Day, on the last preceding Dealing Day
"Employer Company"	means, the company which is obliged, under regulations made under section 684 of ITEPA or the laws, regulations and practices currently in force relating to liability for, and the collection of, National Insurance contributions, to account for any Employee Tax Liability
"Excepted Reason"	means:- (a) injury, disability or ill-health (being in any such case, evidenced to the satisfaction of the directors of the Company) (b) retirement on or after reaching the age at which the Employee is anticipated to retire in accordance with the terms of his contract of employment, or (c) death in service
"Group"	means the Company and every other company which is a Subsidiary and is under the Control of the Company
"Initial Market Value of the Jointly Owned Shares"	means £[ ] (being [ ] x [the average of the middle market quotations/the middle market price] of a Share as derived from the Daily Official List of the London Stock Exchange for the [3 consecutive Dealing Days/Dealing Day] immediately preceding the date of this Agreement)
"ITEPA"	means the Income Tax (Earnings & Pensions) Act 2003
"Joint Owners"	means the Co-Owner and the Employee

"Jointly Owned Shares"	the [ ] Shares acquired by the Joint Owners pursuant to Clause 2 of this Agreement
"London Stock Exchange"	means London Stock Exchange plc
"Market Value"	has the meaning given in Part VIII of the Taxation of Chargeable Gains Act 1992
"Model Code"	means the code adopted by the Company which contains provisions similar in purpose and effect to the provisions of the Model Code on Directors' Dealings in Securities as set out in the Listing Rules issued by the UK Listing Authority from time to time
"No.2 Trust"	means The Wolfson Microelectronics No.2 Employees' Share Trust
"Ownership Proportion"	means, in relation to a Jointly Owned Share on any given day, the proportion (Co-Owner) A:B (Employee) where:-

A is the aggregate of the Threshold Amount and the Carrying Cost, less 1p (one penny) per Share; and

B is either:-

(i) the Market Value of a Share on that day less A; or

(ii) if such Market Value is then equal to or less than A, zero

SAVE THAT if on that day the Market Value of the Jointly Owned Shares is less than the Initial Market Value of the Jointly Owned Shares, the reference to "1p (one penny) per Share" in the definition of A above shall be construed as a reference to (C/D x 1p (one penny)) per Share where:-

C is the Market Value of a Share on that day; and

D is £[IMV of a Share]

"Performance Period"	means the period of three consecutive financial years of the Company ending 31 December 200[ ]
"Personal Information"	means, in relation to the Employee, personal information about him including his name, home address, telephone number, e-mail address, date of birth, national insurance number, salary details, nationality, domicile, tax residence, any Shares or interests in Shares or directorships held in any member of the Group, details of all entitlements to Shares in the Company awarded to him and any other information of a personal nature which might or could be used to identify him
"Personal Representatives"	in relation to the Employee, his legal personal representatives, being either the executors of his will to whom a valid grant of probate has been made or, if he dies intestate, the duly appointed administrator(s) of his

estate who have provided to the Co-Owner evidence of their appointment as such

"the Plan"	means The Wolfson Microelectronics Group Executive Share Ownership Plan
"Qualifying Corporate Bond"	has the meaning given by section 117 of the Taxation of Chargeable Gains Act 1992
["the Relevant Proportion"	has the meaning given in Clause 11.3]
"Rights Issue"	means a conferment of rights in respect of any Jointly Owned Shares to be allotted, on payment, other shares or securities or rights of any description in the same company
"Share"	means a fully-paid ordinary share of 0.1p (one-tenth of one penny) nominal value in the capital of the Company
"Subsidiary"	means any company which is a subsidiary (within the meaning of section 736 of the Companies Act 1985) of the Company
"Taxes Act"	means the Income and Corporation Taxes Act 1988
"Threshold Amount"	means £[ ] per Share or such other amount as is from time to time determined pursuant to Clause 5 of this Agreement
"Trust Deed"	means the deed dated [ ] constituting The Wolfson Microelectronics No.1 Employees' Share Trust of which the Transferor is the sole trustee
"UK Listing Authority"	means the Financial Services Authority in its capacity as the competent authority for the purposes of Part VI of the Financial Services and Markets Act 2000.

1.2 References to "the Co-Owner" shall be read and construed as including a reference to the trustee or trustees for the time being of the No. 2 Trust.

1.3 For the purposes of the interpretation of this Agreement:-

1.3.1 no account shall be taken of the Clause headings which have been inserted for ease of reference only;

1.3.2 references to any statutory provision shall be read and construed as references to such provision as amended or re-enacted from time to time.

2. INITIAL ACQUISITION OF SHARES

2.1 In the exercise of the powers conferred upon the Transferor by sub-Clause 2.3 of the Trust Deed and any and every other power so enabling the Transferor and in consideration of the payment to the Transferor by the Employee of 1p (one penny) per Share and the Co-Owner of [ ]p per Share (receipt whereof the Transferor hereby acknowledges) the Transferor **HEREBY TRANSFERS** to the Employee and the Co-Owner beneficial ownership of [ ] Shares to the intent that the whole of the unencumbered beneficial interest in such Shares shall henceforth be owned jointly by the Employee and the Co-Owner (the latter in its capacity as trustee of the No.2

Trust) in undivided shares (as tenants in common) upon and subject to the following terms of this Agreement.

2.2 The Transferor **HEREBY ACKNOWLEDGES AND AGREES** that, for so long as the Transferor retains legal title to the Jointly Owned Shares, the Transferor shall hold the Jointly Owned Shares as bare trustee for the Joint Owners and shall deal with the Jointly Owned Shares and all of the rights attaching to the Jointly Owned Shares only in accordance with the instructions of the Joint Owners.

2.3 The Employee **AGREES AND UNDERTAKES** to join with the Employer Company in making an irrevocable election pursuant to section 431(1) of ITEPA in the form set out in Appendix 2 to this Agreement or in such other form as may be approved by the Inland Revenue, within the period of 14 days beginning with the date of this Agreement.

The Joint Owners hereby agree between themselves as follows:-

3. OWNERSHIP BY THE JOINT OWNERS OF THE JOINTLY OWNED SHARES

3.1 The Joint Owners shall deal with the Jointly Owned Shares and the rights attaching to the Jointly Owned Shares only in accordance with the following terms of this Agreement.

3.2 The Jointly Owned Shares shall remain registered in the name of the Transferor who shall hold the legal title to the Jointly Owned Shares as bare trustee for the Joint Owners.

3.3 Subject to Clause 20 (Death of the Employee), neither of the Joint Owners shall transfer or create any rights in or over their interest in any of the Jointly Owned Shares without the prior consent in writing of the other Joint Owner.

4. DIVISION OF PROCEEDS OF SALE

4.1 Subject to Clauses 4.3, [11], 12 and 13 if on any occasion a Share is sold by the Joint Owners, the aggregate amount or value of the proceeds of sale of such Share shall be divided between and paid to each of the Joint Owners on the basis that:-

4.1.1 the Employee shall receive 1p (one penny) plus such amount (if any) of the proceeds of sale as exceeds the aggregate of the Threshold Amount and the Carrying Cost; and

4.1.2 the Co-Owner shall receive the balance of the proceeds of sale.

4.2 If on such day the Market Value of the Share is less than the Initial Market Value of the Jointly Owned Shares as divided by the number of Jointly Owned Shares at the date of this Agreement, the reference in Clause 4.1.1 above to "1p (one penny)" shall be construed as a reference to (C/D x 1p (one penny)) per Share where:-

C is the Market Value of a Share on that day (or, if that is not a Dealing Day, the last preceding Dealing Day); and

D is £[IMV of a Share].

4.3 Any costs or expenses of such a sale shall be divided between and borne by the Joint Owners in the Ownership Proportion on the date of such sale.

5. ADJUSTMENT OF THE THRESHOLD AMOUNT

5.1 The Threshold Amount shall be adjusted from time to time as may be necessary or appropriate to take proper account of:-

5.1.1 any variation in the share capital of which the Jointly Owned Shares form part; and

5.1.2 any reorganisation or reconstruction of the Company (or of such other company, the capital of which the Jointly Owned Shares then form part) and any demerger of any member of the Group (or of any other such company)

to the intent that the Employee's Interest in each of the Shares acquired by the Joint Owners pursuant to Clause 2 shall be equivalent, in terms of value, to (i) 1p (one penny) plus (ii) the amount of any growth in the Market Value of such Share in excess of £[ ], less the Carrying Cost.

6. **DIVIDENDS**

6.1 Any dividends paid on a Jointly Owned Share shall be divided between and paid to each of the Joint Owners in the Ownership Proportion on the first Dealing Day on which Shares in the Company are quoted ex. that dividend.

6.2 Unless otherwise determined by agreement between the Joint Owners, dividends shall be taken in cash and the Transferor shall be instructed not to exercise any right to elect for dividends to be taken in shares or any other form.

7. **VOTING RIGHTS**

Unless on any occasion the Joint Owners otherwise agree, and subject to Clause 7.3, the Transferor shall cast the votes attaching to the Jointly Owned Shares as follows:-

7.1 if, on the date which falls 20 working days before the relevant meeting of shareholders, the Employee's Percentage is greater than 50%, the Co-Owner shall join with the Employee in instructing the Transferor to cast all of the votes attaching to the Jointly Owned Shares in accordance with the wishes of the Employee;

7.2 if, on the date which falls 20 working days before the relevant meeting of shareholders, the Employee's Percentage is less than or equal to 50%, the Employee may request the Co-Owner to instruct the Transferor to cast the votes attaching to the Jointly Owned Shares in a particular manner. The Co-Owner shall be under no obligation to agree to do so and, in the absence of agreement between the Joint Owners, the Transferor shall refrain from casting votes attaching to any of the Jointly Owned Shares.

7.3 The Transferor shall be under no obligation to cast votes as mentioned in Clauses 7.1 or 7.2 unless the Transferor has received from the Employee and, as appropriate, the Co-Owner, not less than 10 working days before the relevant meeting of shareholders, instructions duly given in accordance with either of Clauses 7.1 or 7.2 (as appropriate).

8. **RIGHTS ISSUES**

8.1 In the event of a Rights Issue, the Joint Owners shall determine whether to put the Transferor in funds sufficient to take up the rights in full or part.

8.2 In the absence of agreement between the Joint Owners, the Transferor shall sell sufficient of the rights (nil paid) to fund the exercise of the balance of such rights.

8.3 Any shares securities or other rights acquired under a Rights Issue otherwise than as mentioned in Clause 8.2 shall not form part of the Jointly Owned Shares, but shall be divided between and vested in each of the Joint Owners as nearly as may be in proportion to the amounts respectively contributed by each of them to take up the rights.

9. COMPANY REORGANISATIONS (INCLUDING CAPITALISATION ISSUES)

9.1 Subject to Clauses 5 and 8, if there occurs a reorganisation of a company, shares in which form all or part of the Transferor's holding of Jointly Owned Shares, references in this Agreement to the Jointly Owned Shares shall be construed, after the occurrence of such reorganisation, as being or, as the case may be, as including, references to the new holding.

9.2 For the purposes of Clause 9.1, "reorganisation" and "new holding" shall have the meanings given in section 126 of the Taxation of Chargeable Gains Act 1992.

10. COMPANY RECONSTRUCTIONS AND AMALGAMATIONS

10.1 If there occurs in relation to any of the Jointly Owned Shares ("the original holding"):-

10.1.1 a transaction which results in a new holding being equated with the original holding for the purposes of capital gains tax; or

10.1.2 a transaction that would have that result but for the fact that what would be the new holding consists of or includes a Qualifying Corporate Bond

references in this Agreement to the Jointly Owned Shares shall be construed, after the time of such transaction, as being or, as the case may be, as including references to any new shares or securities.

11. [THE CO-OWNER'S PERFORMANCE-LINKED CALL OPTION

11.1 The Employee **HEREBY GRANTS** to the Co-Owner the right, exercisable as mentioned in Clause 11.2, to acquire from the Employee the Relevant Proportion of the Employee's Interest at a price per share which is 1p (one penny) or, if the Market Value of the shares is then less than the Threshold Amount plus the Carrying Cost less 1p (one penny), an amount equal to (C/D x 1p (one penny)) where:

C is the Market Value of a share on the day on which the Co-Owner's Call Option is exercised (or, if that is not a Dealing Day, the last preceding Dealing Day);

D is £[IMV of a share]

11.2 The right granted to the Co-Owner in Clause 11.1 shall be exercisable:

(a) at any time after the Employee gives or receives notice of termination of his contract of employment with any member of the Group or otherwise ceases to hold employment within the Group; and

(b) at any other time after the end of the Performance Period.

11.3 Subject to Clause 11.5, the Relevant Proportion shall be determined by reference to the extent to which the actual real percentage growth in Adjusted Earnings Per Share of the Company over the Performance Period expressed in terms of an annual rate (compounded annually) ("**the RPG**") meets or exceeds the target percentages described in the first column of Clause 11.4.

11.4 Target level of RPG — Relevant Proportion

Target level of RPG	Relevant Proportion
If the RPG is less than 5%	all of the Employee's Interest
If the RPG is equal to 5%	75 per cent of the Employee's Interest
If the RPG is greater than 5% but less than 15%	a percentage of the Employee's interest calculated in accordance with the formula in Clause 11.6.
If the RPG is equal to or greater than 15%	Nil

11.5 If, before the third anniversary of the date of this Agreement, the Employee ceases to hold employment within the Group for any reason, the Relevant Proportion shall be determined as:-

$$1-\frac{A}{36}$$

where: A is the number of months (beginning with the date of this Agreement) which had elapsed at the date of such cessation

11.6 The formula referred in Clause 11.4 above is:

$$\left(1-\frac{x-5}{10}\right) \text{ x } 75$$

where x is the actual RPG.

11.7 For these purposes:

(a) The RPG shall be calculated as:-

A – B (expressed as an annual rate, compounded annually)

where: A is the percentage growth in Adjusted Earnings per Share over the Performance Period. This is measured by reference to the Adjusted Earnings per Share in the last Year of the performance period and the Adjusted Earnings per Share in the Year immediately preceding the start of the performance period

B is the percentage growth in the RPI over the Performance Period. This is measured by reference to the RPI for the last month of the Performance Period and the RPI in the month immediately preceding the start of the Performance Period

(b) "Adjusted Earnings per Share" for a Year shall be calculated as the basic earnings per share as derived from the published report and accounts (adjusted for exceptional and extraordinary item) for that year **SAVE THAT** for these purposes the Committee may make such further adjustments as may be necessary or appropriate to take account of changes to accounting standards, to take account of the actual length of the financial year in question, and to ensure a consistent basis of comparison from year to year

(c) A "Year" means a financial year of the Company

(d) "RPI" means, in relation to a given month, the general index of retail prices (all items) for that month published by the Central Statistical Office of the Chancellor the Exchequer.

11.8 If, before the third anniversary of the date of this Agreement, the Employee gives or receives notice of termination of his contract of employment with any member of the Group, or otherwise ceases to hold employment within the Group, for any reason other than an Excepted Reason the Co-Owner shall be entitled to exercise the right granted by Clause 12 in preference to the right granted by this Clause 11.]

12. **THE CO-OWNER'S EMPLOYMENT-LINKED CALL OPTION**

12.1 The Employee **HEREBY GRANTS** to the Co-Owner the right, exercisable as mentioned in Clause 12.2, to acquire from the Employee the whole of the Employee's Interest at a price per Share which:-

12.1.1 if, before the third anniversary of the date of this Agreement, the Employee ceases to hold employment within the Group otherwise than for an Excepted Reason, is 1p (one penny) or, if the Market Value of the Share is then less than the Threshold Amount plus the Carrying Cost less 1p (one penny), an amount equal to (C/D x 1p (one penny)) where:-

C is the Market Value of a Share on the day on which the Employee so ceases to hold employment (or, if that is not a Dealing Day, the last preceding Dealing Day); and

D is £[IMV of a Share]; and

12.1.2 in all other cases, is equal to the Employee's Percentage of the Market Value of a Share on the day on which such right is exercised.

12.2 The right granted to the Co-Owner in Clause 12.1 shall be exercisable at any time after the Employee gives or receives notice of termination of his contract of employment with any member of the Group or otherwise ceases to hold employment within the Group.

12.3 For the purposes of this Clause 12, the Employee shall not be treated as ceasing to hold employment within the Group until such time as the employee no longer holds office or employment with any member of the Group.

13. **THE CO-OWNER'S CONVERSION CALL OPTION**

13.1 The Employee **HEREBY GRANTS** to the Co-Owner the right, exercisable as mentioned in Clause 13.3, to call upon the Employee to transfer to, or to the order of, the Co-Owner the Employee's Interest in a proportion of the Jointly Owned Shares (X) in consideration of a transfer to the Employee of the Co-Owner's interest in the balance of the Jointly Owned Shares, to the intent that the Employee shall thereafter hold the entire (undivided) beneficial interest in such balance of the Jointly Owned Shares. For these purposes, the percentage of the Employee's Interest which the Employee may be called upon to exchange in this manner (X) shall be determined as follows:

$$X = A - \frac{B}{AMV} \times 100$$

where: A is the number of Jointly Owned Shares

B is the value of the Employee's Interest which would be realised by the Employee if the Jointly Owned Shares

were to be sold in the market on the Relevant Day

AMV is the Market Value of a Share on the Relevant Day

13.2 For the purposes of Clause 13.1 "the Relevant Day" shall be the day on which notice of exercise of such right is given by the Co-Owner to the Employee or, if that is not a Dealing Day, the next following Dealing Day.

13.3 The right granted to the Co-Owner in Clause 13.1 shall be exercisable at any time after [the third anniversary of the date of this Agreement/if later, the end of the Performance Period].

14. **EXERCISE OF THE CO-OWNER'S CALL OPTION**

14.1 The Co-Owner's Call Option shall be exercised by the Co-Owner giving the Employee notice in writing in the form set out in Appendix 1 to this Agreement.

14.2 [Subject to Clause 14.3], completion of such sale and transfer of the whole or any part of the Employee's Interest shall take place within 21 days after such notice is received by the Employee or, if at any time within such period of 21 days either the Co-Owner or the Employee is or would be restricted from doing so under the requirements of any law, regulation or code of practice (such as the Model Code), within the period of 21 days beginning with the date on which all such restrictions are lifted.

14.3 [If the right granted to the Co-Owner in Clause 11.2 is exercised before the Relevant Proportion has been determined, completion of such sale and transfer of the whole or any part of the Employee's Interest shall instead take place within the period of 21 days after the Relevant Proportion has been so determined (after the end of the Performance Period) or, if at any time within such period of 21 days either the Co-Owner or the Employee is or would be restricted from doing so under the requirements of any law, regulation or code of practice (such as the Model Code), within the period of 21 days beginning with the date on which all such restrictions are lifted.]

14.4 On completion of such sale and transfer of the whole or any part of the Employee's Interest the Joint Owners shall give instructions to the Transferor to deal with the Jointly Owned Shares and all of the rights attaching to the Jointly Owned Shares in accordance with any instructions given by the Co-Owner.

15. **RECOVERY OF EMPLOYEE'S TAX**

15.1 The Employee **HEREBY AGREES WITH AND UNDERTAKES** to the Co-Owner that if an Employee Tax Liability arises the Employee shall, subject to Clauses 15.2 and 15.3, pay to the Employer Company, out of the proceeds of such disposal and within 14 days of being notified by the Employer Company of the amount due, the full amount of such Employee Tax Liability.

15.2 The Transferor and the Co-Owner shall each have the right to deduct out of the proceeds of sale of any of the Jointly Owned Shares, and pay to the Employer Company on behalf of the Employee, a sum sufficient to satisfy the Employee's obligation under Clause 15.1.

15.3 The Co-Owner shall have the right to deduct out of the proceeds of sale payable to the Employee upon the exercise of the Co-Owner's Call Option, and pay to the Employer Company on behalf of the Employee, a sum sufficient to satisfy the Employee's obligation under Clause 15.1.

16. POWER OF ATTORNEY

16.1 The Employee **HEREBY APPOINTS** any director of the Company to be the Employee's lawful attorney for the purpose of signing all such documents and doing all such things as may be necessary or appropriate to give full effect to the terms of Clauses 8.2, 11, 12, 13, 14 and 15 of this Agreement.

16.2 The power of attorney given in Clause 16.1 is given by way of security for the performance of the Employee's obligations in Clauses 8.2, 11, 12, 13, 14 and 15 of this Agreement, and is irrevocable in accordance with section 4 of the Powers of Attorney Act 1971.

17. CHANGE OF ADDRESS

17.1 The Employee **HEREBY UNDERTAKES** to the Co-Owner to notify the Co-Owner of any change in the Employee's address for correspondence and for any communication relating to this Agreement.

18. APPLICABLE LAW

18.1 This Agreement shall be governed by and construed in all respects in accordance with English law.

19. SERVICE OF DOCUMENTS

19.1 Any notice or document to be given by, or on behalf of, the Co-Owner to the Employee in accordance or in connection with this Agreement shall be duly given:-

19.1.1 if the Employee is an employee of any member of the Group, by delivering it to him at his place of work;

19.1.2 by sending it through the post in a pre-paid envelope to the address last known to the Co-Owner to be the Employee's address and, if so sent, it shall be deemed to have been duly given on the date of posting; or

19.1.3 if the Employee holds employment with any member of the Group, by sending a facsimile transmission or electronic communication to a current facsimile number or electronic communication address at his place of work and, if so sent, it shall be deemed to have been given at the time of transmission.

19.2 Any notice or document to be given by the Employee to the Co-Owner in accordance or in connection with this Agreement may be delivered, sent by post or facsimile transmission, but shall not in any event be duly given unless it is actually received by the secretary of the Co-Owner or such other individual as may from time to time be nominated by the Co-Owner and whose name and address is notified to the Employee.

20. DEATH OF THE EMPLOYEE

20.1 If the Employee dies, the benefit of this Agreement shall enure to the benefit of the Employee's Personal Representatives, who shall be entitled to enforce the obligations and liabilities of the Co-Owner as if the Personal Representatives had been a party to this Agreement.

20.2 The obligations and liabilities of the Employee arising under or in consequence of this Agreement shall, if the Employee dies, be binding upon the Employee's Personal Representatives.

21. **AMENDMENT OF THIS AGREEMENT**

21.1 The Joint Owners may at any time, and by the execution of a deed, alter or add to any of the provisions of this Agreement, other than the provisions of Clause 2.2.

21.2 If the Employee is a director of the Company, no such alteration or addition shall be made without the agreement of the Committee and, if so required by the terms of the Plan, the prior approval of shareholders of the Company in general meeting.

22. **THIRD PARTY RIGHTS**

22.1 Subject to Clause 20, neither this Agreement nor the Contracts (Rights of Third Parties) Act 1999 shall have the effect of giving any third party any rights under this Agreement and that Act shall not apply to the terms of this Agreement.

23. **DATA PROTECTION**

The Employee hereby agrees and consents to:-

23.1 the collection, use and processing of Personal Information by the Transferor, the Co-Owner and any other member of the Group for the purposes of giving effect to this Agreement; and

23.2 the transfer of any Personal Information to the Transferor, the Co-Owner and any other member of the Group for or in connection with such purposes.

24. **COUNTERPARTS**

This Agreement may be executed in any number of counterparts, and by the parties on separate counterparts, but shall not be effective until each party has executed at least one counterpart. Each counterpart shall constitute an original of this Agreement, but all of the counterparts shall together constitute but one and the same instrument.

EXECUTED hereto the day and year first before written

EXECUTED as a Deed (but not delivered until dated) for and on behalf of **[XYZ] TRUSTEES LIMITED** in its capacity as trustee of The Wolfson Microelectronics No.1 Employees' Share Trust)
)
)
)
)

Director

Authorised Signatory

EXECUTED as a Deed (but not delivered until dated) by **[EMPLOYEE]** in the presence of:)
)

Signature of Witness:

Name of Witness:

Address:

Occupation:

EXECUTED as a Deed (but not delivered until dated) for and on behalf of **[XYZ] TRUSTEES LIMITED** in its capacity as trustee of The Wolfson Microelectronics No.2 Employees' Share Trust	)))) Director Authorised Signatory

APPENDIX 1

FORM OF NOTICE OF EXERCISE OF CALL OPTION

(pursuant to Clause 14 of the Joint Ownership Agreement)

To: ....

We, [XYZ] Trustees Limited, being the trustee of The Wolfson Microelectronics No.2 Employees' Share Trust, hereby give notice of the exercise of our right to acquire from you [the whole/the Relevant Proportion (as defined in Clause 11.3 of the Joint Ownership Agreement)] of your individual joint beneficial interest in the Jointly Owned Shares which were the subject of the Joint Ownership Agreement dated [ ] 200[ ] made between [XYZ] Trustees Limited in its capacity as trustee of The Wolfson Microelectronics No.1 Employees' Share Trust, you and ourselves.

We accept and undertake to procure that, in accordance with that Agreement, completion of the sale and transfer of such interest shall:

(a) if this notice of exercise is given pursuant to Clause 11.2 before the Relevant Proportion has been determined, 21 days after the Relevant Proportion has been so determined (after the end of the Performance Period); or

(b) in any other circumstances, within 21 days after you receive this notice; or

(c) if, at any time within such applicable period of 21 days, either of us is or would be restricted under the requirements of any law, regulation or code of practice (such as the Model Code) from giving effect to the Co-Owner's Call Option, within the period of 21 days beginning with the day on which all such restrictions are lifted.

Signed ....

Date...

APPENDIX 2

JOINT ELECTION UNDER S431 ITEPA 2003 FOR FULL OR PARTIAL DISAPPLICATION OF CHAPTER 2 INCOME TAX (EARNINGS AND PENSIONS) ACT 2003

One Part Election

1. Between

the Employee	[name of employee]
whose National Insurance Number is	[ ]
and	
the Company (who is the Employee's employer)	Wolfson Microelectronics plc
of Company Registration Number	SC089839

2. Purpose of Election

This joint election is made pursuant to section 431(1) or 431(2) Income Tax (Earnings and Pensions) Act 2003 (ITEPA) and applies where employment-related securities, which are restricted securities by reason of section 423 ITEPA, are acquired.

The effect of an election under section 431(1) is that, for the relevant Income Tax and NIC purposes, the employment-related securities and their market value will be treated as if they were not restricted securities and that sections 425 to 430 ITEPA do not apply. An election under section 431(2) will ignore one or more of the restrictions in computing the charge on acquisition. Additional Income Tax will be payable (with PAYE and NIC where the securities are Readily Convertible Assets).

Should the value of the securities fall following the acquisition, it is possible that Income Tax/NIC that would have arisen because of any future chargeable event (in the absence of an election) would have been less than the Income Tax/NIC due by reason of this election. Should this be the case, there is no Income Tax/NIC relief available under Part 7 of ITEPA 2003; nor is it available if the securities acquired are subsequently transferred, forfeited or revert to the original owner.

3. Application

This joint election is made not later than 14 days after the date of acquisition of the securities by the employee and applies to:

Number of securities	[ ]
Description of securities	Joint beneficial interest, as tenant-in-common (with the trustee of The Wolfson Microelectronics No.2 Employees' Share Trust), in ordinary shares in Wolfson Microelectronics plc*
Name of issuer of securities	Wolfson Microelectronics plc is the issuer of the shares which are jointly owned. Such shares have been transferred to the joint

* Note: The interest in securities has been acquired pursuant to the Wolfson Microelectronics Group Executive Shared Ownership Plan ("ExSOP")

owners by the trustee of The Wolfson Microelectronics No.1 Employees' Share Trust

Acquired by the Employee on [ ] 200[ ]

4. Extent of Application

This election disapplies S.431(1) ITEPA: All restrictions attaching to the securities

5. Declaration

This election will become irrevocable upon the later of its signing or the acquisition (* and each subsequent acquisition) of employment-related securities to which this election applies.

(* *delete as appropriate*)

In signing this joint election, we agree to be bound by its terms as stated above.

……………………………………………… …./…./……….

Signature (Employee) Date

……………………………………………… …./…../………

Signature (for and on behalf of the Company) . Date

………………………………………………

Position in company

Note: Where the election is in respect of multiple acquisitions, prior to the date of any subsequent acquisition of a security it may be revoked by agreement between the employee and employer in respect of that and any later acquisition.